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  Filed Pursuant to Rule 424(b)(2)
  Registration No. 333-101199

PROSPECTUS	INFORMATION STATEMENT

        As you may be aware, the board of directors of Ticketmaster, based upon the unanimous recommendation of a special committee of its independent directors, has approved a merger agreement that would result in Ticketmaster becoming a wholly owned subsidiary of USA Interactive. In the merger, each outstanding share of Ticketmaster Class A common stock and Ticketmaster Class B common stock (other than shares held by USA, Ticketmaster or any of their respective subsidiaries, and shares of Ticketmaster Class A common stock held by Ticketmaster stockholders who validly perfect appraisal rights under Delaware law) would be converted into 0.935 of a share of USA common stock. USA expects to issue approximately 45.1 million shares of USA common stock at the closing of the merger. In connection with the merger, the special committee received an opinion of Credit Suisse First Boston Corporation that, as of the date of its opinion, the exchange ratio is fair from a financial point of view to the holders of Ticketmaster Class A common stock and Ticketmaster Class B common stock (other than USA and its affiliates).

        Both USA and Ticketmaster believe the merger will enhance stockholder value by providing Ticketmaster stockholders, through a tax-free transaction, with a significant premium for their Ticketmaster shares as well as the opportunity to participate in the growth and future value of USA.

        Because USA, which currently owns approximately 66.3% of the outstanding shares of Ticketmaster Class A common stock and Class B common stock and 93.0% of the combined voting power of Ticketmaster's outstanding shares, signed a written stockholder's consent adopting and approving the merger agreement and the proposed merger, no action is required on your part. We are not asking you for a proxy and you are requested not to send us a proxy.

        Please see "Risk Factors" beginning on page 14 for a discussion of matters relating to an investment in USA common stock.

        USA common stock is listed on the Nasdaq National Market under the symbol "USAI" and Ticketmaster Class B common stock is listed on the Nasdaq National Market under the symbol "TMCS." Based on the closing price of USA common stock on the Nasdaq National Market on December 18, 2002, the date immediately prior to the date of this information statement/prospectus, 0.935 of a share of USA common stock had a value of $22.39. You should be aware that, because the number of shares of USA common stock you will receive per Ticketmaster share in the merger is fixed, the value of the consideration you will receive in the merger will fluctuate as the market price of USA common stock changes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the USA common stock to be issued in the merger or determined if the information contained in this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is December 19, 2002 and it is being distributed to Ticketmaster stockholders on or about December 19, 2002.

TABLE OF CONTENTS

        Note:    For a hyperlinked version of this table of contents, please scroll to the end of this document.

i

	USA Common Stock and USA Class B Common Stock	75
	USA Preferred Stock	76
	Anti-Takeover Provisions in USA's By-Laws	76
	Effect of Delaware Anti-Takeover Statute	77
	Action by Written Consent	77
	Transfer Agent	77
	Listing	77
COMPARISON OF STOCKHOLDER RIGHTS		78
BENEFICIAL OWNERSHIP OF SHARES OF USA AND TICKETMASTER		84
	USA	84
	Ticketmaster	88
WHERE YOU CAN FIND MORE INFORMATION		93
STOCKHOLDER PROPOSALS		96
LEGAL MATTERS		96
EXPERTS		96
MISCELLANEOUS		96
Appendix A:	Agreement and Plan of Merger	A-1
Appendix B:	Opinion of Credit Suisse First Boston Corporation	B-1
Appendix C:	Section 262 of the General Corporation Law of the State of Delaware	C-1

IMPORTANT

        This document, which is sometimes referred to as the information statement/prospectus, constitutes an information statement of Ticketmaster, and a prospectus of USA for the shares of USA common stock that USA will issue to Ticketmaster stockholders in the merger. This document also constitutes notice of the contemplated merger to the holders of outstanding and unexercised warrants to acquire shares of Ticketmaster common stock pursuant to the terms of the underlying warrant documents. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this information statement/prospectus incorporates important business and financial information about USA, Ticketmaster and their affiliates that is contained in documents filed with the SEC and that is not included in or delivered with this information statement/prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See "Where You Can Find More Information" beginning on page 93. You may also obtain copies of these documents, without charge, from USA and from Ticketmaster by writing or calling:

USA Interactive 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Corporate Secretary	Ticketmaster 3701 Wilshire Boulevard Los Angeles, California 90010 (213) 639-6100 Attention: Corporate Secretary

        You also may obtain documents incorporated by reference into this information statement/prospectus, without charge, by requesting them in writing or by telephone from MacKenzie Partners, Inc., the information agent for the merger, at the following address and telephone number:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (collect)
(800) 322-2885 (toll-free)

        In order to obtain delivery of these documents prior to completion of the merger, you should request such documents no later than January 10, 2003.

        Except as otherwise specifically noted, references to "us," "we" or "our" refer to both USA and Ticketmaster. Except as otherwise specifically noted, references to "shares of Ticketmaster common stock" or "Ticketmaster shares" refer to shares of Ticketmaster Class A common stock and/or shares of Ticketmaster Class B common stock, and references to "outstanding shares of Ticketmaster common stock" or "outstanding Ticketmaster shares" do not include shares held by wholly owned subsidiaries of Ticketmaster.

        In "Questions and Answers About the Merger" below and in the "Summary" beginning on page 1, we highlight selected information from this information statement/prospectus but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should carefully read this entire information statement/prospectus, including the appendices, as well as the documents that we have incorporated by reference into this document. See "Where You Can Find More Information" beginning on page 93.

NOTE ON COPYRIGHTS AND TRADEMARKS

        Expedia and Expedia.com, among others, are copyrights and trademarks of Expedia, Inc. Hotels.com, among others, is a copyright and trademark of Hotels.com. Styleclick and Styleclick.com, among others, are copyrights and trademarks of Styleclick, Inc. Entertainment[nc_cad,176] Book, among others, is a copyright and trademark of Entertainment Publications, Inc.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What is the proposed transaction?

A:
USA is proposing to acquire all of the outstanding shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock that it does not already own. The acquisition will be effected by the merger of a wholly owned subsidiary of USA with and into Ticketmaster, with Ticketmaster surviving as a wholly owned subsidiary of USA.

Q:
Why is USA acquiring the remaining Ticketmaster shares that it does not already own?

A:
USA believes that the combined company will benefit from, among other things, the alignment of management interests and the ability of a combined company to offer improved and integrated products and services, in each case creating greater value for both USA's and Ticketmaster's stockholders. To review USA's reasons for the merger, as well as the special committee's and Ticketmaster's reasons for the merger, see the discussion beginning on page 24.

Q:
What will I receive in exchange for my Ticketmaster shares?

A:
You will receive 0.935 of a share of USA common stock in exchange for each share of Ticketmaster Class A common stock that you own at the time the merger is completed (unless you properly exercise appraisal rights with respect to shares of Ticketmaster Class A common stock) and 0.935 of a share of USA common stock in exchange for each share of Ticketmaster Class B common stock that you own at the time the merger is completed. USA will not issue fractional shares of USA common stock. Any Ticketmaster stockholder entitled to receive a fractional share of USA common stock will receive a cash payment instead of a fractional share.

Q:
How does the consideration in the merger differ from the consideration in the contemplated exchange offer USA announced on June 3, 2002?

A:
On June 3rd, USA announced its intention to commence an exchange offer of 0.8068 of a share of USA common stock for each Ticketmaster share that USA did not own, which represented a 7.5% premium over the closing price of Ticketmaster Class B common stock immediately prior to USA's June 3rd announcement. On June 5th, USA announced that it would not commence any exchange offer in the near future, and no exchange offer was ever commenced. The 0.935 exchange ratio in the merger reflects a 19.8% premium based on the 20-day average of the ratios of Ticketmaster to USA stock prices leading up to the last trading date before USA's June 3rd announcement, and a 19.2% premium based on the 20-day average of the ratios of Ticketmaster to USA stock prices leading up to the close of the markets on October 9, 2002, the last trading date before USA and Ticketmaster announced the merger.

Q:
Is my vote needed to approve the merger?

A:
No. Delaware law allows stockholders to act by written consent instead of holding a meeting, unless prohibited by the company's certificate of incorporation. Ticketmaster's certificate of incorporation does not prohibit stockholder action by written consent. Since USA controls a sufficient number of shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock to approve the merger by written consent, and has already executed a written consent voting these shares in favor of the merger, no other vote of stockholders is required.

Q:
Will I have appraisal rights in connection with the merger?

A:
Under Delaware law, only holders of shares of Ticketmaster Class A common stock will be entitled to appraisal rights in connection with the merger. For a detailed discussion of the appraisal rights of holders of shares of Ticketmaster Class A common stock, see "The Merger—Appraisal Rights" beginning on page 40.

Q:
Will I be taxed on the USA common stock that I receive?

A:
The exchange of shares by Ticketmaster stockholders is intended to be tax-free to Ticketmaster stockholders for United States federal income tax purposes, except for taxes on cash received instead of fractional shares of USA common stock and cash received by holders of shares of Ticketmaster Class A common stock properly exercising appraisal rights in connection with the merger. We recommend that you carefully read the complete explanation of the material federal income tax consequences of the merger beginning on page 38, and that you consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:
What do I need to do now?

A:
Nothing, other than carefully reading the information contained in this document. After the merger is completed, you will receive written instructions and a letter of transmittal for exchanging your shares of Ticketmaster common stock for shares of USA common stock and cash instead of fractional shares of USA common stock. Please do not send your stock certificates until you receive the instructions and letter of transmittal.

Q:
When do you expect to complete the merger?

A:
Subject to the satisfaction of a limited number of conditions, we currently expect to complete the merger on the 20th business day from the date this document is first mailed to Ticketmaster stockholders.

Q:
Where can I find more information?

A:
You may obtain more information from various sources, as set forth under "Where You Can Find More Information" beginning on page 93.

v

SUMMARY

        The following summary highlights selected information from this information statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, you should carefully read this entire document and the other documents to which this document refers you. See "Where You Can Find More Information" beginning on page 93.

Information About the Parties

USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        USA Interactive (Nasdaq: USAI), via the Internet, the television and the telephone, engages worldwide in the business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services and teleservices. USA is comprised of HSN; Expedia, Inc. (Nasdaq: EXPE); Hotels.com (Nasdaq: ROOM); Interval International; TV Travel Group; Ticketmaster; Precision Response Corporation; Electronic Commerce Solutions; Styleclick, Inc. (OTCBB: IBUYA); and will include Entertainment Publications, Inc. upon the close of the USA/Entertainment transaction.

        On November 21, 2002, USA announced that it had entered into a definitive agreement to purchase Entertainment Publications, Inc., originator of the Entertainment® Book, for approximately $370 million in a combination of cash and up to 50% of USA common stock, subject to a maximum discount to USA of $10 million in the event that USA elects to pay all cash. Based in Michigan, Entertainment Publications sells annual memberships for Entertainment® Books which contain discount offers on dining, hotels, shopping and leisure activities. Entertainment Publications serves many major markets and does business with tens of thousands of local merchants and national retailers. The transaction is expected to be completed no later than the first quarter of 2003, subject to customary regulatory approvals.

Ticketmaster
3701 Wilshire Boulevard
Los Angeles, California 90010
(213) 639-6100

        Ticketmaster (Nasdaq: TMCS), the world's leading ticketing and access company, sold 86.7 million tickets in 2001 valued at more than $3.6 billion, through approximately 3,300 retail Ticket Center outlets; 20 worldwide telephone call centers; and ticketmaster.com. Ticketmaster serves more than 7,000 clients worldwide and acts as the exclusive ticketing service for hundreds of leading arenas, stadiums, performing arts venues, and theaters and is the official ticketing provider and supporter of the Athens 2004 Olympic Games. Ticketmaster also operates Match.com, a leading subscription-based online dating site, Citysearch, a leading online local network enabling people to get the most out of their city, and ReserveAmerica, the number one access point for outdoor recreation. Headquartered in Los Angeles, California, Ticketmaster is majority owned by USA.

T Merger Corp.
c/o USA Interactive
152 West 57th Street
New York, New York 10019
(212) 314-7300

        T Merger Corp., a Delaware corporation, is a wholly owned subsidiary of USA created solely for the purpose of effecting the merger. In the merger, T Merger Corp. will be merged with and into Ticketmaster, with Ticketmaster surviving the merger as a wholly owned subsidiary of USA.

Background to the Merger; Formation of the Special Committee

        After USA announced on June 3, 2002 its intention to pursue the acquisition of the remaining shares of Ticketmaster common stock that it did not already own, the Ticketmaster board of directors formed a special committee of independent directors to consider USA's announcement and a possible transaction with USA. The special committee was also authorized to negotiate a different transaction with USA and to make recommendations to the Ticketmaster board of directors regarding a possible transaction with USA, including a merger. The special committee independently selected and retained legal and financial advisors to assist the special committee in connection with a possible transaction with USA. In October 2002, after extensive negotiation with USA, the special committee unanimously determined that the merger was fair to, and in the best interests of, the holders of Ticketmaster Class A common stock and Ticketmaster Class B common stock (other than USA and its affiliates) and unanimously recommended that Ticketmaster's board of directors approve the merger agreement and the merger described in this information statement/prospectus.

        We discuss the special committee in greater detail under "The Merger—Background to the Merger" beginning on page 18.

Interests of Certain Persons in the Merger

        You should be aware that a number of directors and officers of Ticketmaster, some of whom are directors and/or executive officers of USA, have interests in the merger that are different from, or in addition to, your interests as a Ticketmaster stockholder. We describe these interests beginning on page 53 of this document.

Reasons for the Merger

        The board of directors of Ticketmaster, based on a recommendation of its special committee, believes that the merger is fair to, and in the best interests of, the holders of Ticketmaster Class A common stock and Class B common stock (other than USA and its affiliates). For a description of the factors on which the special committee and the board of directors of Ticketmaster based their determinations, see "The Special Committee's and Ticketmaster's Reasons for the Merger" beginning on page 25. For a description of the factors on which the executive committee of USA's board of directors based its decision to approve the merger, see "USA's Reasons for the Merger" beginning on page 24.

Opinion of the Financial Advisor to the Special Committee (Page 27)

        In deciding to approve the merger, Ticketmaster's board of directors considered, among other things, advice from the financial advisor to the special committee of the Ticketmaster board, Credit Suisse First Boston. The special committee received an opinion from Credit Suisse First Boston that, as of the date of its opinion, the exchange ratio of 0.935 was fair, from a financial point of view, to the holders of Ticketmaster common stock (other than USA and its affiliates). The full text of Credit Suisse First Boston's written opinion is attached as Appendix B to this document. We encourage you to read it carefully in its entirety.

Treatment of Ticketmaster Stock Options and Restricted Stock Awards (Page 59)

        If we successfully complete the merger, USA will assume Ticketmaster's employee stock options. As a result, options to acquire shares of Ticketmaster common stock will be converted into options to acquire shares of USA common stock, based on the exchange ratio, with substantially similar terms in all other respects. Existing stock options to acquire shares of USA common stock will not be affected by the merger.

        If we successfully complete the merger, USA also will assume Ticketmaster's obligations with respect to Ticketmaster's restricted stock awards. As a result, Ticketmaster restricted stock awards will be converted into USA restricted stock awards, based on the exchange ratio, with substantially similar terms and restrictions.

Treatment of Ticketmaster Warrants (Page 60)

        If we successfully complete the merger, outstanding and unexercised warrants to acquire shares of Ticketmaster Class B common stock will become exercisable solely for shares of USA common stock based on the exchange ratio, with substantially similar terms.

Ownership of USA Following the Merger

        We anticipate that USA will issue approximately 45.1 million shares of USA common stock at the closing of the merger, or 9.1% of the shares of USA common stock that will be outstanding at the conclusion of the merger and 9.0% on a fully-diluted treasury method basis, in each case based on the number of outstanding shares of Ticketmaster and USA on September 30, 2002. Those shares represent approximately 4.1% of the combined voting power of USA immediately following completion of the merger, and 4.0% of the combined voting power on a fully-diluted treasury method basis. Barry Diller, USA's chairman and chief executive officer, currently beneficially owns or has the right to vote 100% of the outstanding shares of USA Class B common stock, which is sufficient to control the outcome of any matter submitted to a vote of USA stockholders with respect to which holders of USA capital stock vote together as a single class.

The Merger Agreement (Page 58)

        The merger agreement is the legal document that governs the merger and the other transactions contemplated by the merger agreement. We have attached the merger agreement as Appendix A to this document. We urge you to read it carefully in its entirety.

Appraisal Rights in Connection with the Merger

        Under Delaware law, you have the right to seek appraisal of the value of your shares of Ticketmaster Class A common stock (but not your shares of Ticketmaster Class B common stock), provided that you properly perfect your appraisal rights. For a detailed discussion of these appraisal rights, see "The Merger—Appraisal Rights" beginning on page 40.

Regulatory Approvals (Page 42)

        We are not aware of any material regulatory approvals required in connection with the merger. We intend to make all required filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to the merger.

Accounting Treatment (Page 43)

        The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Comparison of Stockholder Rights

        If we successfully complete the merger, you will become a stockholder of USA. The rights of USA stockholders are governed by Delaware law and by USA's charter and by-laws. While Ticketmaster is also governed by Delaware law, your rights under USA's charter and by-laws differ in some respects from your rights under Ticketmaster's charter and by-laws. For a summary of these material differences, see the discussion beginning on page 78 of this information statement/prospectus.

Selected Historical Financial Information of USA and Ticketmaster

        We are providing the following selected financial information to assist you in analyzing the financial aspects of the merger. The selected USA and Ticketmaster financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by USA and Ticketmaster with the SEC, which we have incorporated by reference into this information statement/prospectus. See "Where You Can Find More Information" beginning on page 93.

  USA Selected Historical Consolidated Financial Data

        The following table presents selected historical consolidated financial data for USA for each of the years in the five-year period ended December 31, 2001, and for the nine-month periods ended September 30, 2002 and 2001. This data was derived from USA's audited and unaudited consolidated financial statements and reflects the operations and financial position of USA at the dates and for the periods indicated. The financial statements for each of the five years in the period ended December 31, 2001 for USA have been audited by Ernst & Young LLP, independent auditors. The financial statements for the nine-month periods ended September 30, 2002 and 2001 are unaudited and are not necessarily indicative of results for any other interim period or for any calendar year.

        Since the date of USA's most recent audited financial statements, USA has completed, among others, the following transactions:

  •
  On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia, Inc. through a merger of one of its subsidiaries with and into Expedia. We refer to this transaction in this document as the Expedia transaction.

  •
  On May 1, 2002, USA completed its acquisition of TV Travel Group Limited.

  •
  On May 7, 2002, USA completed its transaction with Vivendi Universal, S.A., or Vivendi, in which USA's Entertainment Group, consisting of USA Cable, Studios USA and USA Films, was contributed to Vivendi Universal Entertainment LLLP, or VUE, a new joint venture controlled by Vivendi. We refer to this transaction in this document as the VUE transaction.

  •
  On June 27, 2002, Liberty exchanged its shares of Home Shopping Network, Inc. for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock.

  •
  On September 24, 2002, USA completed its acquisition of Interval International.

The financial position and results of operations of USA Broadcasting and USA Entertainment Group have been presented as discontinued operations in all periods presented.

	Year Ended December 31,					Nine Months Ended September 30,
USA Interactive	1997(1)	1998(2)(3)	1999(4)	2000(5)	2001(6)	2001(6)	2002(7)
	(In thousands, except per share data)
Statements of Operations Data:
Net revenues	$1,310,037	$1,639,828	$2,001,108	$2,964,612	$3,468,860	$2,520,354	$3,282,236
Operating profit (loss)	102,729	59,391	(48,842)	(349,746)	(216,423)	(181,146)	27,978
Earnings (loss) from continuing operations	34,397	26,848	(69,212)	(172,398)	(186,799)	(140,358)	(140,739)
Earnings (loss) before cumulative effect of accounting change	13,061	76,874	(27,631)	(147,983)	392,795	449,744	2,266,375
Net earnings (loss) available to common shareholders	13,061	76,874	(27,631)	(147,983)	383,608	440,557	1,796,491
Basic earnings (loss) per common share from continuing operations available to common shareholders(8)(10)	0.16	0.09	(0.21)	(0.48)	(0.50)	(0.38)	(0.36)
Diluted earnings (loss) per common share from continuing operations available to common shareholders(8)(10)	0.15	0.04	(0.21)	(0.48)	(0.50)	(0.38)	(0.36)
Basic earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(10)	0.06	0.27	(0.08)	(0.41)	1.05	1.21	5.39
Diluted earnings (loss) per common share before cumulative effect of accounting change available to common shareholders(8)(10)	0.06	0.21	(0.08)	(0.41)	1.05	1.21	5.39
Basic earnings (loss) per common share available to common shareholders(8)(10)	0.06	0.27	(0.08)	(0.41)	1.03	1.18	4.29
Diluted earnings (loss) per common share available to common shareholders(8)(10)	0.06	0.21	(0.08)	(0.41)	1.03	1.18	4.29
Balance Sheet Data (end of period):
Working capital	$60,941	$443,408	$381,046	$355,157	$1,380,936	$1,247,221	$2,186,811
Total assets	2,464,750	4,161,873	5,151,160	5,646,290	6,539,850	11,687,907	14,702,148
Long-term obligations, net of current maturities	389,679	775,683	573,056	551,766	544,372	545,584	508,237
Minority interest	271,772	336,788	742,365	908,831	706,688	4,943,105	1,009,953
Common stock exchangeable for preferred interest	—	—	—	—	—	—	1,428,530
Preferred stock(9)	—	—	—	—	—	—	131
Stockholders' equity	1,447,354	2,571,405	2,769,729	3,439,871	3,945,501	3,993,871	7,776,217
Other Data:
Net cash provided by (used in):
Operating activities	$34,581	$(91,660)	$77,760	$87,321	$298,335	$199,629	$454,214
Investing activities	(81,450)	(1,179,346)	(468,318)	(408,016)	35,052	168,317	(750,176)
Financing activities	108,050	1,297,654	100,204	58,163	56,256	64,325	(20,200)
Discontinued operations	12,249	304,173	267,651	86,266	348,174	226,691	5,351
Effect of exchange rate changes	—	(1,501)	(123)	(2,687)	(3,663)	(3,426)	7,847

(1)
The consolidated statement of operations data include the operations of Ticketmaster since the acquisition by USA of a controlling interest in Ticketmaster Group, Inc. on July 17, 1997.

(2)
Net earnings include the operations of USA Cable, formerly USA Networks, and Studios USA since their acquisition by USA from Universal Studios, Inc. on February 12, 1998 and the operations of Citysearch since its acquisition by USA on September 28, 1998.

(3)
Net earnings for the year ended December 31, 1998 include a pre-tax gain of $74.9 million related to USA's sale of its Baltimore television station during the first quarter of 1998 and a pre-tax gain of $109.0 million related to the purchase of Citysearch during the fourth quarter of 1998.

(4)
The consolidated statement of operations data include the operations of Hotels.com, formerly Hotel Reservations Network, since its acquisition by USA on May 10, 1999 and the operations of October Films and the domestic film distribution and development businesses of Universal (which previously operated Polygram Filmed Entertainment) that are now collectively referred to as USA Films, since their acquisition by USA on May 28, 1999. Net earnings for the year ended December 31, 1999 includes a pre-tax gain of $89.7 million related to the sale of securities.

(5)
Includes a pre-tax gain of $104.6 million by Styleclick, Inc. related to USA's exchange of its interest in Internet Shopping Network for 75% of Styleclick, Inc., a pre-tax gain of $3.7 million related to the Hotels.com initial public offering, and a pre-tax charge of $145.6 million related to impairment of Styleclick goodwill.

(6)
Net earnings includes a gain of $517.8 million, net of tax, related to the sale of capital stock of certain USA Broadcasting subsidiaries and an after-tax expense of $9.2 million related to the cumulative effect of adoption as of January 1, 2001 of SOP 00-2, "Accounting by Producers or Distributors of Films."

(7)
Includes a gain of $2.4 billion, net of tax, related to the contribution of the USA Entertainment Group to VUE and an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Also includes results of TV Travel Group and Interval since their acquisition by USA on May 1, 2002 and September 24, 2002, respectively.

(8)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of two-for-one stock splits of USA common stock and USA Class B common stock paid on February 24, 2000 and March 26, 1998. All USA share numbers give effect to these stock splits.

(9)
In connection with USA's acquisition of a controlling interest in Expedia, Inc., USA issued approximately 13.1 million shares of Series A Redeemable Preferred Stock, or USA preferred stock, at $50 face value ($656 million aggregate value), with a 1.99% annual dividend rate and which is convertible at any time into USA common stock at an initial conversion price of $33.75. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of USA common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of USA preferred stock may require USA to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. USA has the right to redeem such shares for cash or stock, at USA's option, commencing on the tenth anniversary of February 4, 2002. Any payment by USA pursuant to any redemption requested by holders of USA preferred stock or by USA may be made in cash or USA common stock, or a combination thereof, at the option of USA.

(10)
The following table adjusts USA's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," was effective January 1, 1999:

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(Dollars in thousands, except per share data)
Earnings (loss) from continuing operations available to common shareholders
Reported loss from continuing operations	$(69,212)	$(172,398)	$(186,799)	$(140,358)	$(149,234)
Add: goodwill amortization	71,859	166,705	134,077	100,374	—

Earnings (loss) from continuing operations—as adjusted	$2,647	$(5,693)	$(52,722)	$(39,984)	$(149,234)

Basic earnings (loss) per share from continuing operations—as adjusted:
Reported basic loss per share	$(0.21)	$(0.48)	$(0.50)	$(0.38)	$(0.36)
Add: goodwill amortization	0.22	0.46	0.36	0.27	—

Adjusted basic earnings (loss) per share	$0.01	$(0.02)	$(0.14)	$(0.11)	$(0.36)

Diluted earnings (loss) per share from continuing operations—as adjusted:
Reported diluted loss per share	$(0.21)	$(0.48)	$(0.50)	$(0.38)	$(0.36)
Add: goodwill amortization	0.22	0.46	0.36	0.27	—

Adjusted diluted net earnings (loss) per share	$0.01	$(0.02)	$(0.14)	$(0.11)	$(0.36)

Net income (loss) available to common shareholders
Net income (loss) available to common shareholders	$(27,631)	$(147,983)	$383,608	$440,557	$1,796,491
Add: goodwill amortization	104,704	206,151	176,413	132,445	—

Net earnings available to common shareholders—as adjusted	$77,073	$58,168	$560,021	$573,002	$1,796,491

Basic earnings (loss) per share—as adjusted:
Reported basic net earnings (loss) per share	$(0.08)	$(0.41)	$1.03	$1.18	$4.29
Add: goodwill amortization	0.32	0.57	0.47	0.36	—

Adjusted basic net earnings per share	$0.24	$0.16	$1.50	$1.54	$4.29

Diluted earnings per share—as adjusted:
Reported diluted net earnings (loss) per share	$(0.08)	$(0.41)	$1.03	$1.18	$4.29
Add: goodwill amortization	0.29	0.57	0.47	0.36	—

Adjusted diluted net earnings per share	$0.21	$0.16	$1.50	$1.54	$4.29

  Ticketmaster Selected Historical Consolidated Financial Data

        The selected financial data below as of and for the nine months ended September 30, 2002 and 2001 were prepared using Ticketmaster's unaudited financial statements. The selected financial data below as of December 31, 2001, 2000, 1999 and 1998, and the years ended December 31, 2001, 2000 and 1999, the eleven months ended December 31, 1998 and the year ended January 31, 1998 are derived from the audited financial statements of Ticketmaster. In addition, periods prior to the combination of Ticketmaster Online-Citysearch, Inc. and Ticketmaster Group, Inc. on January 31, 2001 have been restated to give effect to that transaction, which we refer to in this document as the Ticketmaster combination. The selected financial data presented below as of January 31, 1998 is derived from audited financial statements of Ticketmaster Group, Inc. The selected financial data is presented as if the Ticketmaster combination had occurred at the beginning of the earliest period presented in a manner similar to a pooling-of-interests transaction.

						Nine months ended September 30,
			Year ended December 31,
	Year ended January 31, 1998	Eleven months ended December 31, 1998(2)
Ticketmaster			1999(1)	2000(1)	2001(1)	2001	2002
	(In thousands, except for per share data)
Statement of Operations Data:
Total revenues	$340,980	$353,671	$498,530	$606,720	$675,184	$515,590	$601,586
Income (loss) from operations(3)	28,108	(3,842)	(91,445)	(198,363)	(149,091)	(109,252)	19,962
Income (loss) before cumulative effect of accounting change	8,147	(25,550)	(115,284)	(230,023)	(164,474)	(118,521)	14,334
Net income (loss)(7)	8,147	(25,550)	(115,284)	(230,023)	(164,474)	(118,521)	(100,458)
Basic income (loss) per common share before cumulative effect of accounting change(4)	0.09	(0.26)	(0.90)	(1.65)	(1.16)	(0.84)	0.10
Diluted income (loss) per common share before cumulative effect of accounting change(4)	0.09	(0.26)	(0.90)	(1.65)	(1.16)	(0.84)	0.10
Basic income (loss) per common share(4)(7)	0.09	(0.26)	(0.90)	(1.65)	(1.16)	(0.84)	(0.70)
Diluted income (loss) per common share(4)(7)	0.09	(0.26)	(0.90)	(1.65)	(1.16)	(0.84)	(0.69)
Balance Sheet Data (end of period):
Working capital	9,432	94,339	39,486	19,559	18,437	17,398	113,063
Total assets(5)	330,878	1,264,163	1,671,583	1,546,334	1,394,355	1,442,972	1,441,167
Long-term obligations, net of current maturities(6)	158,561	169,880	123,687	194,503	752	1,089	162
Minority interest	493	1,545	6,540	4,631	755	827	1,404
Stockholders' equity	48,908	922,869	1,314,427	1,142,354	1,167,766	1,206,955	1,127,017
Other Data:
Net cash provided by (used in):
Operating activities	34,198	31,127	25,165	3,999	99,362	62,888	159,782
Investing activities	(52,678)	(45,229)	(80,208)	(89,822)	(70,445)	(53,773)	(26,481)
Financing activities	35,920	134,367	1,203	67,345	(5,283)	(10,989)	19,592
Effect of exchange rate changes	(1,997)	549	(123)	(3,887)	(1,552)	(1,025)	2,559

(1)
Reflects operating results of acquisitions including the amortization of goodwill and other intangible assets from the date they were acquired.

(2)
Includes the operating results of Citysearch from September 29, 1998 to December 31, 1998 as a result of the merger of Ticketmaster.com and Citysearch. The eleven-month period reflects Ticketmaster's change in year-end to December 31 from January 31. Comparable amounts for the prior period are not presented because such presentation would not be considered meaningful.

(3)
In 2001, Ticketmaster incurred merger and other non-recurring charges which were primarily restructuring charges including severance and facilities costs associated with Citysearch's reorganization initiative. In 2000 and 1999, these merger and other non-recurring charges were primarily a result of advisory fees, regulatory filing fees and legal and accounting costs related to the Ticketmaster combination and Ticketmaster's terminated merger with certain assets owned by USA and Lycos, Inc., as well as certain expenses related to the operation of Sidewalk city guides before the integration of these properties into the Citysearch network in 1999.

(4)
For all periods, the calculation of basic and diluted net income (loss) per share adjusts the historical weighted average outstanding Ticketmaster Class A common stock and Ticketmaster Class B common stock shares to reflect the 52,000,000 new shares issued to USA in the Ticketmaster combination as if issued at the beginning of the period. For the year ended December 31, 1999, the shares used to compute basic and diluted net income (loss) per share include the outstanding shares of Ticketmaster Class A common stock issued in the merger of Ticketmaster.com and Citysearch for ninety-four days subsequent to the merger of Ticketmaster.com and Citysearch.

(5)
Total assets as of September 30, 2002 and 2001 and December 31, 2001, 2000, 1999 and 1998 and January 31, 1998 reflect goodwill and other intangible assets, net of accumulated amortization, of $907.1 million, $1,073.2 million, $1,032.8 million, $1,185.9 million, $1,278.5 million, $933.1 million and $145.6 million, respectively. This goodwill resulted from the acquisition by USA in June 1998 of the remaining interest in Ticketmaster Group that USA did not then own, the merger of ticketmaster.com and Citysearch in September 1998, the acquisition of Sidewalk.com assets in September 1999 and several acquisitions made by Ticketmaster in 1999, 2000 and 2001.

(6)
Long-term debt includes amounts due to third parties as well as to USA and its affiliates.

(7)
The following table adjusts Ticketmaster's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," was effective January 1, 1999 is as follows:

	Year ended December 31,			Nine months ended September 30,
	1999	2000	2001	2001	2002
	(In thousands, except per share data)

Reported net loss	$(115,284)	$(230,023)	$(164,474)	$(118,521)	$(100,458)
Add back: goodwill amortization	76,849	112,332	92,821	69,717	—

Adjusted net loss	$(38,435)	$(117,691)	$(71,653)	$(48,804)	$(100,458)

Income (loss) per share:
Reported basic and diluted net loss per share	$(0.90)	$(1.65)	$(1.16)	$(0.84)	$(0.70)
Add back: goodwill amortization	0.60	0.81	0.65	0.49	—

Adjusted basic net loss per share	$(0.30)	$(0.84)	$(0.51)	$(0.35)	$(0.70)

Adjusted diluted net loss per share	$(0.30)	$(0.84)	$(0.51)	$(0.35)	$(0.69)

Selected Unaudited Pro Forma Combined Condensed Financial Information of USA

        The following selected unaudited pro forma combined condensed financial information for the year ended December 31, 2001 (for income statement purposes) and as of and for the nine-month period ended September 30, 2002 is presented to show the results of operations and financial position of USA as if the following transactions had occurred as of the beginning of each period presented or as of the balance sheet date, as applicable: (a) the Ticketmaster combination completed on January 31, 2001, (b) the Expedia transaction completed on February 4, 2002, (c) the VUE transaction completed on May 7, 2002, (d) the transaction in which Liberty exchanged its shares of Home Shopping Network, Inc., or Holdco, for 31.6 million shares of USA common stock and 1.6 million shares of USA Class B common stock on June 27, 2002, which we refer to in this document as the Holdco exchange, and (e) the merger.

        This selected unaudited pro forma combined condensed financial information should be read in conjunction with the selected historical and pro forma financial information included in this information statement/prospectus and the financial statements of USA and accompanying notes that are incorporated by reference into this information statement/prospectus. You should not rely on the unaudited pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the transactions described above had taken place on January 1, 2001 or of the results of operations or financial position of USA after the completion of the transactions.

	Pro Forma
	Year Ended December 31, 2001	Nine Months Ended September 30, 2002
	(In thousands, except per share data)
Statement of Operations Data:
Net revenues	$3,765,796	$3,317,723
Operating income (loss)	(257,503)	19,728
Loss from continuing operations	(261,865)	(142,247)
Loss per share from continuing operations:
Basic and diluted	$(0.55)	$(0.29)
Balance Sheet Data (end of period):
Working capital		$2,186,811
Total assets		15,204,220
Long-term obligations, including current portion		544,468
Minority interest		574,570
Common stock exchangeable for preferred interest		1,428,530
Stockholders' equity		$8,713,672

Certain Historical and Pro Forma Per Share Data

Unaudited Comparative Per Share Data

        In the following table we present historical per share data for USA and Ticketmaster as of and for the nine months ended September 30, 2002 and as of and for the year ended December 31, 2001, and combined pro forma per share data for USA and equivalent pro forma per share data for Ticketmaster as of and for the nine months ended September 30, 2002 and for the year ended December 31, 2001. The pro forma per share data, which we present for comparative purposes only, assumes that the merger had been completed on January 1, 2001 for income statement purposes and on September 30, 2002 for balance sheet purposes. USA did not declare any cash dividends during the periods presented.

        The unaudited comparative per share data does not purport to be, and you should not rely on it as, indicative of (1) the results of operations or financial position which would have been achieved if the merger had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved in the future. The unaudited pro forma per share data does not reflect any payment that may be required to be made in connection with the exercise of appraisal rights by holders of Ticketmaster Class A common stock in connection with the merger.

        It is important that when you read this information, you read along with it the separate financial statements and accompanying notes of USA that are incorporated by reference into this document. It is also important that you read the pro forma combined condensed financial information and accompanying notes that we have included in this information statement/prospectus beginning on page 68 under "Unaudited Pro Forma Combined Condensed Financial Statements of USA."

	USA Historical Per Share Data	Combined USA Pro Forma Per Share Data	Ticketmaster Historical Per Share Data	Ticketmaster Equivalent Pro Forma Per Share Data(1)
Book value per share:
September 30, 2002	$17.32	$17.64	$7.83	$16.49
December 31, 2001	10.44		8.24
Earnings (loss) per share from continuing operations, before dividend to preferred shareholders:
Basic and diluted for the nine months ended September 30, 2002	(0.34)	(0.29)	0.10	(0.27)
Basic and diluted for the twelve months ended December 31, 2001	(0.50)	(0.55)	(1.16)	(0.51)

(1)
We calculated the Ticketmaster equivalent pro forma per share data by multiplying the applicable combined USA pro forma per share data by 0.935, the exchange ratio in the merger.

Comparative Market Value

        In the following table we present:

  •
  the historical per share closing prices and aggregate market value of USA common stock and Ticketmaster Class B common stock on the Nasdaq National Market as of the close of trading on October 9, 2002, the last trading date prior to the public announcement of the merger; and

  •
  the equivalent price per share and equivalent aggregate market value of Ticketmaster Class B common stock, based on the exchange ratio.

	USA Historical		Ticketmaster Class B Historical		Ticketmaster Class B Equivalent(1)
	(In thousands, except per share data)
As of October 9, 2002:
Price per share as of close of trading	$16.22		$12.60		$15.17
Aggregate market value of common stock	$6,234,070	(2)	$1,276,189	(3)	$1,536,492	(3)

(1)
We calculated the Ticketmaster equivalent data by multiplying the applicable USA closing price by 0.935, the exchange ratio in the merger.

(2)
Based on 384,344,659, the number of shares of USA common stock outstanding on October 9, 2002.

(3)
Based on 101,284,873, the number of shares of Ticketmaster Class B common stock outstanding on October 9, 2002.

         USA common stock and Ticketmaster Class B common stock trade on the Nasdaq National Market under the symbols "USAI" and "TMCS," respectively. Shares of Ticketmaster Class A common stock are not publicly traded. However, based on the 0.935 exchange ratio, the Ticketmaster Class A common stock equivalent price per share, calculated in the same manner as the Ticketmaster Class B common stock equivalent price per share, also was $15.17 as of the close of trading on October 9, 2002. On December 18, 2002, the last trading date prior to the printing of this information statement/prospectus, the closing prices per share of USA common stock and Ticketmaster Class B common stock on the Nasdaq National Market were $23.95 and $22.26, respectively, and the Ticketmaster Class B common stock equivalent price per share was $22.39.

        The market prices of shares of USA common stock and Ticketmaster Class B common stock are subject to fluctuation. The actual value of the shares of USA common stock you receive in the offer will likely differ from the values illustrated. You are urged to obtain current market quotations. See "—Comparative Per Share Price Information and Dividend Policy" below.

Comparative Per Share Price Information and Dividend Policy

        The following table sets forth the high and low sale prices for a share of USA common stock and for a share of Ticketmaster Class B common stock, rounded to the nearest cent, for the periods indicated. The prices below are as quoted on the Nasdaq National Market, based on published financial sources.

	USA Common Stock		Ticketmaster Class B Common Stock
	High	Low	High	Low
2002
Fourth Quarter (through December 18, 2002)	29.80	15.31	27.66	12.41
Third Quarter	24.11	16.25	19.11	11.04
Second Quarter	33.53	19.55	29.96	15.52
First Quarter	33.22	25.41	30.00	15.38
2001
Fourth Quarter	27.84	17.45	17.73	10.40
Third Quarter	28.44	16.45	17.20	9.06
Second Quarter	28.20	20.16	17.62	7.00
First Quarter	24.94	17.69	13.25	7.50
2000
Fourth Quarter	22.38	16.56	17.38	6.75
Third Quarter	25.94	20.00	24.69	14.25
Second Quarter	24.00	16.88	25.69	13.88
First Quarter	28.47	19.13	44.88	24.25

        On October 9, 2002, the last trading day before we announced the merger, USA common stock closed at $16.22 per share and Ticketmaster Class B common stock closed at $12.60 per share. On December 18, 2002, the last trading day before the printing of this information statement/prospectus, USA common stock closed at $23.95 per share and Ticketmaster Class B common stock closed at $22.26 per share.

        Neither USA nor Ticketmaster has ever paid any cash dividends on shares of USA common stock or Ticketmaster common stock, respectively. USA and Ticketmaster currently anticipate that they will retain all of their future earnings available for distribution to the holders of USA common stock and Ticketmaster common stock for use in the expansion and operation of their respective businesses, and do not anticipate paying any cash dividends on shares of USA common stock and Ticketmaster common stock in the foreseeable future.

RISK FACTORS

        As a result of the merger, Ticketmaster's businesses will be subject to the following new or increased risks related to USA's other businesses and/or the structure of the merger. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that Ticketmaster and USA have filed with the SEC that are incorporated by reference into this information statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this information statement/prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined company could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this information statement/prospectus.

Risks Relating to the Merger

  The number of shares of USA common stock that you will receive in the merger will be based upon a fixed exchange ratio. The value of the shares of USA common stock at the time you receive them could be less than the value of those shares today.

        In the merger, each Ticketmaster share will be exchanged for a fixed number of shares of USA common stock based on a fixed exchange ratio. USA and Ticketmaster will not adjust the exchange ratio as a result of any change in the market price of USA common stock between the date of this information statement/prospectus and the date you receive shares of USA common stock in exchange for shares of Ticketmaster common stock. The market price of USA common stock will likely be different, and may be lower, on the date you receive shares of USA common stock than the market price of shares of USA common stock today as a result of changes in the business, operations or prospects of USA, market reactions to the proposed merger, general market and economic conditions and other factors. You are urged to obtain current market quotations for USA common stock and Ticketmaster Class B common stock. See "Summary—Comparative Per Share Price Information and Dividend Policy."

  The trading price of USA common stock may be affected by factors different or in addition to the factors affecting the trading price of Ticketmaster Class B common stock.

        If the merger is completed, all holders of outstanding Ticketmaster shares (other than USA and Ticketmaster's wholly owned subsidiaries) will become holders of USA common stock. Although USA currently owns approximately 66.3% of the outstanding shares of Ticketmaster common stock, USA also owns and operates other businesses. Accordingly, USA's results of operations and business, as well as the trading price of USA common stock, may be affected by factors different or in addition to those affecting Ticketmaster's results of operations and business and the price of Ticketmaster common stock.

  Failure to complete the merger could negatively impact the price of Ticketmaster common stock and Ticketmaster's future business and operations.

        If the merger is not completed for any reason, the price of Ticketmaster Class B common stock may decline to the extent that the current market price of Ticketmaster Class B common stock reflects a market assumption that the merger will be completed. In addition, if the merger is not completed, there can be no assurance that Ticketmaster will continue to operate its business in the manner in which it presently operates.

  Pending stockholder litigations could prevent or delay the closing of the merger or otherwise negatively impact the business and operations of USA and Ticketmaster.

        Following USA's announcement on June 3, 2002 that it intended to commence exchange offers to acquire up to 100% of the outstanding shares of Ticketmaster, Expedia, Inc., and Hotels.com that it did not already own, a number of complaints against USA, its publicly held subsidiaries (including Ticketmaster) and the boards of directors of its publicly held subsidiaries (including Ticketmaster) were filed by individual stockholders of USA's publicly held subsidiaries in the Court of Chancery, County of New Castle, State of Delaware with respect to Ticketmaster and Hotels.com, in the U.S. District Court

for the Central District of California with respect to Ticketmaster, and the Superior Court of the State of Washington for the County of King with respect to Expedia, Inc. The complaints generally allege the exchange offers would be a breach of fiduciary duty and that the indicated exchange ratios were unfair to the minority stockholders of USA's publicly held subsidiaries. Each of the putative class action complaints seeks, among other things, injunctive relief against consummation of the exchange offer, damages in an unspecified amount and rescission in the event the exchange offer occurs. The California complaint was dismissed without prejudice on August 6, 2002, and the complaints challenging the exchange offer with respect to Expedia, Inc. were dismissed without prejudice on November 22, 2002. While USA believes that the allegations in the cases are without merit, and Ticketmaster believes that the allegations in the cases naming Ticketmaster and its directors as defendants are without merit, no assurances can be given as to the outcome of any of these litigations. Furthermore, one of the conditions to the closing of the transactions contemplated by the merger agreement between USA and Ticketmaster is that no injunction issued by any court preventing the consummation of the transactions be in effect. No assurances can be given that these litigations will not result in such an injunction being issued, which could prevent or delay the closing of the transactions contemplated by the merger agreement.

Risk Factors Relating to USA

  USA depends on its key personnel.

        USA is dependent upon the continued contributions of its senior corporate management, particularly Mr. Diller, the chairman and chief executive officer of USA, and certain key employees for its future success. Mr. Diller does not have an employment agreement with USA, although he has been granted options to purchase a substantial number of shares of USA common stock.

        If Mr. Diller no longer serves in his positions at USA, USA's business, as well as the market price of USA common stock, could be substantially adversely affected. USA cannot assure you that it will be able to retain the services of Mr. Diller or any other members of its senior management or key employees.

  USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation.

        Subject to the terms of an amended and restated stockholders agreement, dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Mr. Diller and Vivendi Universal, S.A., which we refer to in this document as the Stockholders Agreement, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of USA's stockholders (other than with respect to the election by the holders of USA common stock of 25% of the members of USA's board of directors (rounded up to the nearest whole number) and matters as to which a separate class vote of the holders of USA common stock or USA preferred stock is required under Delaware law).

        In addition, under an amended and restated governance agreement, dated as of December 16, 2001, among USA, Vivendi, Universal Studios, Liberty and Mr. Diller, which we refer to in this document as the Governance Agreement, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that USA's ratio of total debt to EBITDA, as defined in the Governance Agreement, equals or exceeds 4:1 over a continuous 12-month period. USA cannot assure you that Mr. Diller and Liberty will consent to any such matter at a time when USA is highly leveraged, in which case USA would not be able to engage in such transaction or take such actions.

        Upon Mr. Diller's permanent departure from USA, Liberty generally would be able to control USA through its ownership of shares of USA Class B common stock.

  USA's success depends on maintaining the integrity of its systems and infrastructure.

        A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. USA's current security measures may not be adequate and, if any compromise of USA's security were to occur, it could have a detrimental effect on USA's reputation and adversely affect its ability to attract customers. As USA's operations continue to grow in both size and scope, USA will need to improve and upgrade its systems and infrastructure. This may require USA to commit substantial financial, operational and technical resources before the volume of business increases, with no assurance that the volume of business will increase.

        USA relies on its own affiliates' and third-party computer systems and service providers to facilitate and process a portion of its transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair USA's ability to process transactions for its customers and the quality of service USA can offer to them. It is unlikely that USA could make up for the level of orders lost in these circumstances by increased phone orders.

  Declines or disruptions in the industries in which USA operates, such as those caused by terrorism or general economic downturns, could harm USA's businesses.

        USA's businesses in general are sensitive to trends or events that are outside of USA's control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending and work stoppages, may reduce the popularity and frequency of the events to which USA sells tickets and reduce travel. The occurrence of any of these adverse trends or events could significantly impact USA's businesses, results of operations or financial condition.

        Travel is highly sensitive to traveler safety concerns, and thus declines after acts of terrorism impact the perceived safety of travelers. In the aftermath of the terrorist attacks of September 11, 2001, the travel industry experienced a protracted decrease in demand for air travel due to fears regarding additional acts of terrorism and increased costs and reduced operations by airlines due, in part, to new security directives adopted by the Federal Aviation Administration. USA cannot predict the future scope and effects of these changes, which they could significantly impact USA's long-term results of operations or financial condition.

  USA may experience operational and financial risks in connection with its acquisitions. In addition, some of the businesses USA acquires may incur significant losses from operations or experience impairment of carrying value.

        USA's future growth may be a function, in part, of acquisitions. To the extent that USA grows through acquisitions, it will face the operational and financial risks commonly encountered with that type of a strategy. USA would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting its ongoing business, dissipating its limited management resources and impairing its relationships with employees and customers of acquired businesses as a result of changes in ownership and management. Some of USA's acquisitions may not be successful and their performances may result in the impairment of their carrying value.

  Changing laws and regulations, and legal uncertainties, may impair USA's growth and harm its businesses.

        A number of proposed laws and regulations regarding the Internet, including with respect to consumer privacy, have been proposed or considered that could impact USA's businesses. USA cannot predict whether any of these types of laws or regulations will be enacted or amended and what effect, if any, such laws or regulations would have on its businesses, financial condition or results of operations. In addition, the application of various sales and use tax provisions under state and local law to USA's historical and new products and services sold via the Internet, television and telephone is subject to interpretation by the applicable taxing authorities. USA believes it is compliant with these tax provisions, but there can be no assurances that taxing authorities will not take a contrary position or that such positions will not have a material adverse effect on USA's businesses, financial condition and results of operations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This information statement/prospectus and the SEC filings that are incorporated by reference into this information statement/prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, both USA and Ticketmaster claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements relating to USA's and Ticketmaster's anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "should," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks," or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of each company's senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that could have a material adverse effect on the merger and/or on each company's businesses, financial condition or results of operations. In addition, investors should consider the other information contained in or incorporated by reference into USA's and Ticketmaster's filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2001, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on USA's and Ticketmaster's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this information statement/prospectus may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this information statement/prospectus.

        You should understand that the following important factors, in addition to those discussed in the documents incorporated into this information statement/prospectus by reference, could affect USA's and Ticketmaster's future results and could cause those results to differ materially from those expressed in the forward-looking statements:

  •
  the risk that USA's and Ticketmaster's businesses will not be integrated successfully, including successful integration of USA's and Ticketmaster's divisions' management structures;
  •
  costs related to the proposed transaction;
  •
  material adverse changes in economic conditions generally or in USA's and/or Ticketmaster's markets or industries;
  •
  future regulatory and legislative actions and conditions affecting USA's and/or Ticketmaster's operating areas;
  •
  competition from others;
  •
  product demand and market acceptance;
  •
  the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;
  •
  the ability to expand into and successfully operate in foreign markets;
  •
  obtaining and retaining key executives and skilled employees; and
  •
  other risks and uncertainties as may be detailed from time to time in USA's, Ticketmaster's and/or USA's other public subsidiaries' public announcements and filings with the SEC.

        Neither USA nor Ticketmaster is under any obligation, and neither USA nor Ticketmaster intends, to make publicly available any update or other revisions to any of the forward-looking statements contained in this information statement/prospectus to reflect circumstances existing after the date of this information statement/prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

THE MERGER

        The following discussion of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which is attached to this information statement/prospectus as Appendix A and is incorporated by reference into this information statement/prospectus.

Background to the Merger

        On July 17, 1997, USA acquired a controlling interest in Ticketmaster Group, Inc., or Ticketmaster Group, from Paul G. Allen in exchange for shares of USA common stock. On June 24, 1998, USA acquired Ticketmaster Group's remaining common equity in a tax-free stock-for-stock merger.

        On September 28, 1998, Citysearch, Inc. merged with Ticketmaster Online (now known as Ticketmaster.com), then a wholly owned subsidiary of Ticketmaster Corporation (which itself was a subsidiary of Ticketmaster Group and an indirect subsidiary of USA), to form Ticketmaster Online-Citysearch, Inc., or Ticketmaster Online-Citysearch. Following the merger, Ticketmaster Online-Citysearch was a majority owned subsidiary of Ticketmaster Corporation. Shares of Ticketmaster Online-Citysearch's Class B common stock, which are now shares of Ticketmaster Class B common stock, were sold to the public in an initial public offering that was completed on December 8, 1998.

        On November 21, 2000, USA announced that it had entered into an agreement with Ticketmaster Online-Citysearch to combine Ticketmaster Corporation, then wholly owned by USA, with Ticketmaster Online-Citysearch. The transaction closed January 31, 2001, and the combined company was renamed "Ticketmaster." Under the terms of the transaction, USA contributed Ticketmaster Corporation and certain related Ticketmaster Group assets to Ticketmaster Online-Citysearch and received 52 million shares of Ticketmaster common stock. As of the date of this information statement/prospectus, USA beneficially owns approximately 66.3% of the outstanding shares of Ticketmaster common stock, and controls approximately 93.0% of the combined voting power of Ticketmaster's outstanding shares.

        From time to time since the closing of the combination of Ticketmaster Corporation and Ticketmaster Online-Citysearch in January 2001, USA's senior management and board of directors have evaluated in general terms the advisability of increasing USA's ownership interest in Ticketmaster as well as its other public subsidiaries. No formal actions, plans or proposals resulted from these evaluations or discussions.

        Starting in early 2002, USA's management began to examine strategic alternatives with respect to USA's ownership interest in Ticketmaster, including the acquisition by USA of additional shares of Ticketmaster common stock, a business combination involving Ticketmaster or the continuation of USA's ownership in Ticketmaster at current levels. During the spring of 2002, USA's then proposed acquisition of Interval International, which USA completed on September 24, 2002, contributed to USA's realization of certain detriments to the current public subsidiary structure with Ticketmaster, as well as with its other public subsidiaries, and certain benefits of having its subsidiaries become wholly owned. Interval is a leading membership-services company, providing timeshare exchange and other value-added programs to its timeshare-owner consumer members and resort developers. While USA's management recognized the potential synergies and value creation that could be obtained by Interval and Ticketmaster (as well as Expedia, Inc. and Hotels.com) being owned entirely by USA, USA realized that the public subsidiary structure served as an impediment to realizing those benefits.

        Due to the potential benefits of a combination, including the alignment of management's interests, the ability of a combined company to offer improved and integrated products and synergies created by the combination of one or more of USA's public subsidiaries with USA, USA's management determined to explore in more depth the possibility of pursuing a transaction in which USA would acquire up to 100% of the shares of Ticketmaster common stock that it did not already own. In addition, USA's senior management began to explore the possibility of simultaneously increasing its equity interest in Expedia, Inc. and Hotels.com, other majority owned public subsidiaries of USA, to up to 100%.

        In May 2002, members of USA's senior management met with representatives of USA's financial advisor, Allen & Company LLC, or Allen & Co., and USA's special outside counsel, Wachtell, Lipton, Rosen & Katz, or Wachtell Lipton, to consider the possible acquisition of the shares of its public subsidiaries that USA did not own and the means by which those acquisitions might be effected. Over the next couple of weeks, senior management continued to consult with Allen & Co. and special outside counsel regarding a possible acquisition of Ticketmaster, including the merits of such an acquisition.

        At a special telephonic meeting of USA's board of directors held on May 30, 2002, USA's management discussed with USA's board of directors its consideration of one or more possible transactions in which USA would acquire all or a portion of the equity interests in one or more of its publicly-held subsidiaries that it did not already own. At that meeting, the board authorized management to proceed with one or more of the contemplated transactions if management so chose to proceed, including through offers made directly to the stockholders of its public subsidiaries and on the terms generally discussed with the directors.

        On June 1, 2002 and June 2, 2002, Mr. Diller held telephonic conversations with Ticketmaster's outside directors and management directors to inform them that USA would announce its intention to commence the offers to increase USA's equity interest in Ticketmaster, Expedia, Inc. and Hotels.com to up to 100%. Similar conversations were held with the outside directors and management directors of Expedia, Inc. and Hotels.com. Mr. Diller then delivered the following letter on USA letterhead to each of the Ticketmaster directors who were not members of USA's board or management.

* * * *

[USA INTERACTIVE LETTERHEAD]

BARRY DILLER
Chairman and
Chief Executive Officer

June 2, 2002

Board of Directors
Ticketmaster
3701 Wilshire Blvd.
Los Angeles, CA 90010

To the Board of Directors:

        Today we are beginning a process that while complex we believe is in the best interest of all Ticketmaster shareholders. I am writing you now in the formal manner necessary in these matters, rather than in the conversational or colloquial way I would far prefer, to let you know that USA Interactive ("USA") intends to commence a transaction whereby USA would increase its equity ownership, up to 100%, in Ticketmaster (the "Company") through an exchange offer to be made to the Company's public stockholders.

        USA values its relationship with the Company's independent Board members and management. We want to be clear that we in no way regard this proposal as "hostile." We will be pleased to discuss this at any time—both with company management, as well as a special committee of the Company's disinterested directors (the "Special Committee"), which we expect will be formed to consider this matter. We are prepared to discuss process, structure or whatever else that management or the Special

Committee and its advisors deem appropriate, including alternative transaction structures such as a merger, whether before or during the exchange offer.

        What we do feel about this proposed transaction is that it is very much in the interests of the Company's public stockholders and the Company's business. USA is a leading interactive commerce company, with multiple, profitable interactive businesses and, we believe, the potential for dramatic growth. By exchanging their shares in the Company for shares in USA, the Company's public stockholders would participate in the opportunity and upside of USA while retaining a continued ownership interest in the Company's businesses through an ownership interest in USA.

        USA's current structure, with multiple public subsidiaries, is an unusual one. Although we could continue to operate with the current structure, we think a reconfiguration of the USA family along the lines we propose is in everyone's interest. The transaction we propose, if concluded alone or together with the other transactions mentioned below, would enhance our collective ability to pursue a coordinated strategy for all of USA's businesses, with the interests of all of those businesses aligned.

        TO THE PROPOSAL:

        In the exchange offer, stockholders will be offered the opportunity to exchange their shares in the Company on the basis of 0.8068 USA shares for each Company share tendered for exchange. Based on May 31, 2002, closing prices, our proposal values each outstanding share of the Company's common stock at $22.99 per share, which reflects a 7.5% premium to the Company's closing price on that day.

        In the event that USA owns at least 90% of the outstanding shares of each class of the Company's common stock as a result of the exchange offer, USA would thereafter effect a merger of the Company with or into USA or an affiliate of USA on the same terms as the exchange offer. However, the exchange offer would not be conditioned on USA receiving 90% of the shares of any class of stock.

        We intend to commence the exchange offer in the near future. You should know that we intend to pursue similar transactions with Expedia, Inc. and Hotels.com, and issue appropriate public announcements. None of these transactions would be conditioned on any other.

        We know this will all be time consuming for you to sort through in your role as Directors amid all the other responsibilities in your lives. We haven't taken this step lightly, and so we don't presume upon your time without believing this is the best future course for all of us. We also recognize that for all sorts of reasons this may never result in more than conversation  .  .  .  it's not meant to be a hard process and our attitude about this is that eventually in the great scheme of time these companies will come together. While we very much believe the timing is now, we're also ultimately neutral in any precise demarking of same. We do, though, look forward to working through all of this together with you.

                      Sincerely,

                      /s/ Barry Diller

* * * *

        The directors of Expedia, Inc. and Hotels.com who were not members of USA's board or management received analogous letters from USA. On Monday, June 3, 2002, USA issued a press release publicly announcing its intention to commence the exchange offers.

        On June 4, 2002, Ticketmaster's board of directors formally appointed the special committee, comprised of all of Ticketmaster's directors who were neither officers or directors of USA nor officers of Ticketmaster to review and evaluate a possible transaction with USA. The special committee consists of directors Alan Spoon, Robert Davis, Bryan Lourd and Michael Schrage, with Alan Spoon serving as chairman of the special committee.

        On June 5, 2002, USA issued a press release publicly announcing that, "[a]lthough we had anticipated commencing exchange offers relatively quickly, market reaction—including the effect we believe arbitrageurs have had on the exchange ratio—has precluded a quick process. Therefore, we will not commence any exchange offers in the near future." USA also announced that, although circumstances may change, it did not have any intention at that time to increase any of the exchange ratios applicable to the exchange offers. Finally, USA reaffirmed its intention to unify USA with its majority owned public subsidiaries, and announced that it would work with the special committees formed by the boards of directors of its publicly held subsidiaries (including the special committee), management and their advisors to discuss USA's proposal and possible alternative transaction structures to accomplish its goals.

        On June 12, 2002, the special committee engaged Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., or Mintz Levin, to serve as its legal counsel and as of June 12, 2002, the special committee formally engaged Credit Suisse First Boston, to serve as its independent financial advisor. On August 2, 2002, Ticketmaster issued a press release publicly announcing that its board of directors had formed the special committee on June 4, 2002 and that the special committee had engaged Credit Suisse First Boston and Mintz Levin as its independent financial and legal counsel, respectively. The press release further stated that the special committee was continuing to review USA's announced intention but that no offer had been made by USA as of August 2, 2002. In connection with its consideration of a possible transaction between USA and Ticketmaster, the special committee met formally 17 times.

        On August 16, 2002, the board of directors of Ticketmaster acted by written consent to appoint Daniel Marriott and Julius Genachowski, both executive officers of USA, as directors on Ticketmaster's board to replace Messrs. Richard Barton and Jon Miller, who had resigned from their positions on the board immediately prior to the new appointments.

        From June to the beginning of September, senior management of USA and members of the special committee spoke on occasion, during which conversations USA management reaffirmed USA's desire to explore the possibility of a transaction between USA and Ticketmaster and communicated USA's willingness to negotiate such a transaction with the special committee. During these discussions, members of the special committee conveyed to senior management of USA that the value of a possible transaction as described in USA's June 3rd announcement was not compelling. The special committee also met several times during this period with its advisors to discuss, among other things, the status of a possible transaction, including the special committee's fiduciary duties in considering a possible transaction. During this period, Credit Suisse First Boston also commenced its due diligence review of Ticketmaster and USA.

        On September 11, 2002, at a regularly scheduled meeting of the board of directors of USA, senior management of USA updated the board on the status of a possible transaction with Ticketmaster. After discussion, USA's board delegated to the executive committee of the USA board authority to pursue a transaction to acquire up to 100% of the Ticketmaster common stock in the event that management and the executive committee determined such a transaction to be in the best interest of USA and its stockholders.

        From September 11, 2002 through the end of September, representatives of Allen & Co. and Credit Suisse First Boston had numerous telephonic conversations to discuss a possible transaction between USA and Ticketmaster. Discussions included various valuation parameters for Ticketmaster and USA, and exchange ratio discussions ranged from Allen & Co.'s suggestion of a fixed exchange ratio for each share of Ticketmaster common stock of 0.8368 of a share of USA common stock and a contingent value right for up to an additional 0.0638 of a share of USA common stock (which contingent value right would be exercisable in February 2004), to Credit Suisse First Boston's suggestion, following consultation with and at the direction of the special committee, of an exchange ratio of 1.0 share of USA common stock for each Ticketmaster share. During this period, while the gap in price narrowed, with USA's financial advisors indicating USA's willingness to complete a transaction at an exchange ratio of 0.875, subsequently followed by USA's willingness to complete a transaction at an exchange ratio of 0.9125, and the special committee's financial advisor indicating the special committee's willingness to complete a transaction at an exchange ratio of 0.95, the financial advisors were unable to come to an agreement. During the course of these discussions, the special committee met frequently to consider the possible exchange ratios as well as the alternative transaction structures discussed by the financial advisors. Based on such meetings, the special committee's financial advisors informed USA's financial advisors that the special committee was most interested in pursuing a stock-for-stock transaction rather than any other contemplated structure.

        Also during this time period, the special committee, USA's management and/or their respective legal and financial advisors met or held telephonic conversations to discuss various due diligence issues. Among other things, the participants discussed USA management's view of USA's and Ticketmaster's relative business strengths, USA's reasons for pursuing a combination of the two companies at this time, which are described in more detail below under "—USA's Reasons for the Merger," and the parties' views of the relative values of USA's and Ticketmaster's currencies.

        On September 29, 2002, Mr. Diller and Mr. Spoon, the chairman of the special committee, had a telephone conversation in which Mr. Diller informed Mr. Spoon that USA would not commence an exchange offer directly to Ticketmaster's stockholders but would work with the special committee to complete a negotiated transaction. Mr. Diller also informed Mr. Spoon of USA's willingness to publicly announce its intention to terminate the process to acquire up to 100% of the equity interests in Expedia, Inc. and Hotels.com should USA and Ticketmaster reach an agreement. Messrs. Spoon and Diller further discussed the possibility of reaching an agreement on an exchange ratio.

        On September 30, 2002, the special committee held a telephonic meeting with its financial and legal advisors, at which meeting the special committee reviewed and discussed the recent conversations. At that meeting, the special committee also authorized Mr. Spoon to negotiate with Mr. Diller to agree on an exchange ratio between 0.935 and 0.95 of a share of USA common stock for each Ticketmaster share.

        On October 1, 2002, Messrs. Spoon and Diller had several telephonic conversations in which they discussed the proposed transaction, including exchange ratios ranging between 0.94 and 0.93, ultimately culminating in a tentative understanding regarding price of 0.935 of a share of USA common stock for each Ticketmaster share, subject to the special committee's completion of due diligence, USA's announcement that it was terminating the process to acquire up to 100% of Expedia, Inc. and Hotels.com, and negotiation of mutually acceptable transaction documentation.

        On October 2, 2002, Wachtell Lipton sent a draft merger agreement to Mintz Levin. Also, on October 2nd, the special committee had a telephonic meeting with its legal and financial advisors to discuss the conversation between Messrs. Spoon and Diller. At that meeting, they discussed the possible timing of a transaction, including the need to complete their due diligence review of USA. To that end, the special committee determined to engage, and subsequently engaged, Ernst & Young LLP, or Ernst & Young, to assist in completing a review of USA from a tax and accounting perspective.

        Thereafter, USA and the special committee, and their respective outside legal counsel, began negotiating the merger agreement, and negotiations continued through October 9, 2002.

        On October 8, 2002, the special committee had a telephonic meeting with its legal and financial advisors. The special committee's advisors summarized the status of the due diligence review of Ticketmaster and USA. Credit Suisse First Boston also presented its valuation analyses relating to Ticketmaster, USA and the combined entity. Representatives of Mintz Levin explained the terms of the draft merger agreement which had been circulated to the special committee members. The special committee then discussed the proposal and the terms of the draft merger agreement in greater detail with its advisors.

        On October 9, 2002, the special committee had a telephonic meeting with its various advisors. The special committee's advisors reported to the special committee the results of the completed due diligence with respect to Ticketmaster and USA. Representatives of Mintz Levin informed the special committee of the results of the negotiations with Wachtell Lipton regarding the merger agreement. In addition, Credit Suisse First Boston delivered its oral opinion that the ratio for exchanging Ticketmaster common stock for USA common stock pursuant to the merger agreement is fair, from a financial point of view, to the holders of Ticketmaster common stock (other than USA and its affiliates), which oral opinion was subsequently confirmed in writing. Upon completing its deliberations, and subject to finalizing the merger agreement, the special committee unanimously determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, the holders of Ticketmaster Class A common stock and Ticketmaster Class B common stock (other than USA and its affiliates) and unanimously recommended that Ticketmaster's board of directors adopt and approve the merger agreement and the transactions contemplated thereby and declare advisable and recommend that the stockholders of Ticketmaster adopt and approve the merger agreement and the transactions contemplated thereby.

        Immediately following the special committee meeting, a telephonic meeting of Ticketmaster's board of directors was held, at which all of the members of Ticketmaster's board of directors were present. The special committee delivered its recommendation to the Ticketmaster board of directors that the board of directors approve the merger agreement and the transactions contemplated thereby and declare advisable and recommend that the stockholders of Ticketmaster adopt and approve the merger agreement and the transactions contemplated thereby. The Ticketmaster board of directors, by the unanimous vote of all of the Ticketmaster directors other than those who are officers or directors of USA, as well as by the unanimous vote of the full board, determined that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, the holders of Ticketmaster's Class A and Class B common stock other than USA and its affiliates, approved the merger agreement and the transactions contemplated thereby and declared advisable and recommended that the stockholders of Ticketmaster adopt and approve the merger agreement and the transactions contemplated thereby. In the evening of October 9, 2002, following the meetings of the special committee and the Ticketmaster board of directors, the USA executive committee held a meeting to consider the merger. The executive committee was informed of the actions of the special committee and the Ticketmaster board of directors earlier that evening. Following discussion by the members of the executive committee, and subject to the finalization of the necessary documentation, the executive committee determined that the proposed merger was fair to and in the best interests of USA and its stockholders, and approved and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger, in each case, by the unanimous vote of all members of the executive committee.

        Later that evening on October 9, 2002, the parties executed the merger agreement and USA delivered to Ticketmaster its duly executed written consent approving and adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, as the majority stockholder of Ticketmaster.

        Also on October 9, 2002, Mr. Diller held telephonic conversations with members of the special committees formed by each of Expedia, Inc.'s board of directors and Hotels.com's board of directors to inform them that USA was announcing a transaction with Ticketmaster and ending the processes to acquire up to 100% of the equity interests in Expedia, Inc. and Hotels.com that were commenced on June 3, 2002.

        In the morning of October 10, 2002, USA and Ticketmaster issued a joint press release publicly announcing the merger agreement.

USA's Reasons for the Merger

        In making its decision to approve the merger agreement, including the merger, the executive committee considered the following positive factors relating to the merger:

  •
  the exchange ratio, including the fact that it is a fixed exchange ratio, and the premium reflected therein, as well as the other terms and conditions of the merger agreement and the merger;

  •
  general market conditions and changes in the outlook for the industries in which USA's and Ticketmaster's businesses operate;

  •
  the improved prospects for revenue generation and growth resulting from Ticketmaster being wholly owned by USA;

  •
  the ability of a combined company to more effectively pursue, in a coordinated manner, acquisitions, strategic growth opportunities and other expansion strategies, in part due to improved integration and coordination between Ticketmaster and USA's other existing assets;

  •
  the elimination of the potential for conflicts of interest between the companies, enabling management to focus time and resources on the combined businesses and fully exploit the combined assets;

  •
  the possible reductions in costs associated with maintaining Ticketmaster's status as a public company;

  •
  the freeing up of management to focus on the day-to-day operations of Ticketmaster's lines of business as a result of the elimination of the responsibilities of running a public company;

  •
  the United States federal income tax consequences of the merger;

  •
  the ability of Ticketmaster's stockholders, through the ownership of USA common stock, to continue to participate in Ticketmaster's growth, and to participate in:

  —
  a more diversified currency,

  —
  a company with broader access to capital markets and greater borrowing capacity than Ticketmaster, which may be used to finance acquisitions and capital expansion that may be unavailable to Ticketmaster if it remains an independent public company that is majority owned and controlled by USA, and

  —
  a company that will have a more liquid market for its stock than the market for Ticketmaster common stock;

  •
  the fact that the terms of the merger and the merger agreement were determined through extensive negotiations between the special committee and USA and their respective legal and financial advisors; and

  •
  the fact that the special committee received an opinion from Credit Suisse First Boston that, as of the date of its opinion, and based upon and subject to the assumptions, limitations and qualifications described in its opinion, the exchange ratio is fair from a financial point of view to holders of Ticketmaster common stock other than USA and its affiliates.

        In making its decision to approve the merger agreement, including the merger, the executive committee also considered the following negative factors relating to the merger:

  •
  the potential conflicts of interest arising out of the merger, see "Interests of Certain Persons in the Merger" and "Relationships with Ticketmaster";

  •
  the problems inherent in merging the operations of two large companies, including the possibility that management may be distracted from regular business concerns; and

  •
  the factors discussed in this information statement/prospectus under "Risk Factors."

        In making its decision to approve the merger agreement, including the merger, the executive committee also considered the following neutral factors relating to the merger:

  •
  the fact that because USA owns a majority of the outstanding Ticketmaster common stock, controls approximately 93.0% of the total voting power of Ticketmaster shares, and does not intend to sell its Ticketmaster shares, the possibility of a third party offer to acquire Ticketmaster at a premium is minimal and cannot occur without the consent of USA; and

  •
  the stockholder litigations described under "—Stockholder Litigation."

        The executive committee believed that the negative factors were substantially outweighed by the benefits anticipated from the merger.

        The foregoing discussion of the information and factors considered by the executive committee is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger, the executive committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors each director considered in reaching his or her determination.

The Special Committee's and Ticketmaster's Reasons for the Merger

  The Special Committee's Reasons for the Merger

        In reaching its determination, the special committee considered:

  •
  the special committee's conclusion that USA common stock following the merger would perform at least as well as Ticketmaster common stock over the long term due to, among other factors, the greater diversification of products and services that could be offered by the combined entity;

  •
  the special committee's conclusion that entering into the merger agreement at this time would provide greater value to Ticketmaster's stockholders than they would receive if Ticketmaster remained a stand-alone entity;

  •
  the history of the negotiations with respect to the exchange ratio that, among other things, led ultimately to an increase in the exchange ratio:

  —
  from the initial expression of interest by USA of 0.8068 shares of USA common stock for each share of Ticketmaster common stock that USA did not already own,

  —
  to the final exchange ratio of 0.935 shares of USA common stock for each share of Ticketmaster Class A and Class B common stock (an increase of approximately 15.9% in the exchange ratio),

  and the special committee's conclusion that the economic terms reflected by the 0.935 exchange ratio and contained in the merger agreement represent the best economic terms that could be obtained from USA;

  •
  the historical market prices of Ticketmaster's Class B common stock, including the fact that:

  —
  based on the 20-day average of the ratios of Ticketmaster to USA stock prices leading up to the last trading day before USA's June 3rd announcement, the exchange ratio of 0.935 of a share of USA common stock for each share of Ticketmaster common stock implied a premium of approximately 19.8%, and

  —
  based on the 20-day average of the ratios of Ticketmaster to USA stock prices leading up to the close of the market on October 9, 2002, the date of the special committee's determination to recommend the approval of the merger agreement and the transactions contemplated thereby, the exchange ratio of 0.935 of a share of USA common stock for each share of Ticketmaster common stock implied a premium of approximately 19.2%;

  •
  the special committee's view that, notwithstanding the fact that stock market conditions and other factors had resulted in a decline in the prices of USA common stock and Ticketmaster Class B common stock since USA's June 3rd announcement, the financial condition and prospects of USA remain positive;

  •
  the business, financial condition, results of operations, prospects, current business strategy and competitive position of each of Ticketmaster, USA and the new combined company, as well as general economic and stock market conditions;

  •
  the special committee's belief that the merger would allow USA and Ticketmaster to realize modest synergies in the form of cost savings;

  •
  that the terms of the merger agreement were determined through negotiations between the special committee, with the advice of its advisors, on the one hand, and representatives of USA, with the advice of its advisors, on the other;

  •
  the special committee's belief that USA could have commenced an exchange offer directed to Ticketmaster stockholders at a significantly lower exchange ratio than that which was ultimately agreed to;

  •
  the fact that the receipt of USA common stock by the holders of Ticketmaster Class A common stock and Class B common stock in the merger is expected to be tax-free to such holders, as well as to USA and Ticketmaster;

  •
  the special committee's belief that a business combination transaction between USA and Ticketmaster would eliminate actual or potential conflicts of interest between the two companies, including those related to corporate opportunities;

  •
  that USA has sufficient stock ownership to control a disposition of Ticketmaster and had informed the special committee that it would not be interested in a third-party sale of Ticketmaster and no offers from third parties were received; and

  •
  the opinion of Credit Suisse First Boston to the effect that, based upon and subject to the assumptions, qualifications and limitations stated in its opinion, as of the date of its opinion, the exchange ratio of 0.935 of a share of USA common stock for each outstanding share of Ticketmaster common stock to be paid to the holders thereof in the merger was fair, from a financial point of view, to the holders of Ticketmaster common stock (other than USA and its affiliates), and the reports and analyses presented to the special committee by Credit Suisse First Boston in connection with the opinion (see "—Opinion of the Financial Advisor to the Special Committee").

        The special committee also considered a number of negative factors in its deliberations concerning the merger, including:

  •
  the fact that the merger agreement does not provide the holders of Ticketmaster Class A common stock or Class B common stock with any protection against fluctuations in the market price of USA common stock during the period from the signing of the merger agreement to the completion of the merger; and

  •
  the other factors discussed in this information statement/prospectus under "Risk Factors."

        The special committee believed that these negative factors were substantially outweighed by the benefits anticipated from the merger.

        In evaluating the merger, the members of the special committee considered their knowledge of the business, financial condition and prospects of Ticketmaster, and the advice of its advisors. In light of the number and variety of factors that the special committee considered in connection with their evaluation of the merger, the special committee did not find it practicable to assign relative weights to the foregoing factors. Rather, the special committee made its determination based upon the total mix of information available to it.

  Ticketmaster's Reasons for the Merger

        In determining the fairness of the terms of the merger and approving the merger agreement and the transactions contemplated thereby, the Ticketmaster board of directors considered the factors described above under "—The Special Committee's and Ticketmaster's Reasons for the Merger." In approving the merger agreement and the transactions contemplated thereby, the Ticketmaster board of directors concurred with and adopted the analysis of the special committee with respect to the financial evaluation of Ticketmaster and of the exchange ratio.

        In evaluating the merger, the members of the Ticketmaster board of directors considered their knowledge of the business, financial condition and prospects of Ticketmaster, and the advice of its advisors. In light of the number and variety of factors that Ticketmaster's board of directors considered in connection with their evaluation of the merger, Ticketmaster's board of directors did not find it practicable to assign relative weights to the foregoing factors. Rather, Ticketmaster's board of directors made its determination based upon the total mix of information available to it.

Opinion of the Financial Advisor to the Special Committee

        The special committee of the board of directors of Ticketmaster retained Credit Suisse First Boston to act as its financial advisor in connection with the merger. In connection with Credit Suisse First Boston's engagement, the special committee requested that Credit Suisse First Boston evaluate the fairness of the exchange ratio to holders of Ticketmaster common stock, other than USA and its affiliates. On October 9, 2002, the special committee met to review the proposed merger and the terms of the merger agreement. During this meeting, Credit Suisse First Boston reviewed with the special committee certain financial analyses, as described below, and rendered its oral opinion to the special committee, which was subsequently confirmed in writing, that, as of October 9, 2002 and based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the exchange ratio was fair, from a financial point of view, to holders of the Ticketmaster common stock, other than USA and its affiliates.

        The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion, is attached as Appendix B to this information statement/prospectus and is incorporated by reference into this document in its entirety. Holders of Ticketmaster common stock are urged to read the Credit Suisse First Boston opinion carefully in its entirety. The Credit Suisse First Boston opinion addresses only the fairness of the exchange ratio to holders of Ticketmaster common stock, from a financial point of view, as of the date of the Credit Suisse First Boston opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should act with respect to any matter relating to the merger. The summary of the Credit Suisse First Boston opinion in this information statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

        In connection with its opinion, Credit Suisse First Boston, among other things,

  •
  reviewed the merger agreement;

  •
  reviewed certain publicly available business and financial information relating to Ticketmaster and USA;

  •
  reviewed certain other information relating to Ticketmaster, including financial forecasts, provided to or discussed with Credit Suisse First Boston by Ticketmaster;

  •
  reviewed certain other information relating to USA, including publicly available financial forecasts;

  •
  met with the management of each of Ticketmaster and USA to discuss the businesses and prospects of Ticketmaster and USA, respectively;

  •
  considered certain financial and stock market data of Ticketmaster and USA and compared those data with similar data for other publicly held companies in businesses which Credit Suisse First Boston deemed similar to those of Ticketmaster and USA;

  •
  considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been announced or effected; and

  •
  considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

        In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts of Ticketmaster that Credit Suisse First Boston reviewed, Credit Suisse First Boston was advised by Ticketmaster, and Credit Suisse First Boston assumed, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ticketmaster as to the future financial performance of Ticketmaster. With respect to the publicly available financial forecasts of USA that Credit Suisse First Boston reviewed, the management of USA reviewed and discussed with Credit Suisse First Boston such forecasts, and advised Credit Suisse First Boston, and Credit Suisse First Boston assumed, with the special committee's consent, that such forecasts represent reasonable estimates and judgments as to the future financial performance of USA. Unless otherwise specified, references to Ticketmaster forecasts mean forecasts based on the Ticketmaster management projections that are summarized in this information statement/prospectus under "Financial Forecasts—Internal Ticketmaster Projections," and references to USA forecasts mean forecasts based on the publicly available Wall Street analyst reports reviewed and discussed with the management of USA. In addition, Credit Suisse First Boston relied upon, without independent verification, the assessments of certain members of the managements of Ticketmaster and USA as to:

  •
  the existing and future technology, products and services of Ticketmaster and USA and the risks associated with such technology, products and services;

  •
  the ability of Ticketmaster and USA to integrate their businesses; and

  •
  the ability of Ticketmaster and USA to retain key employees.

        Credit Suisse First Boston also assumed, with the special committee's consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on Ticketmaster or USA or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material terms, conditions or agreements contained in the merger agreement. Credit

Suisse First Boston also assumed, with the special committee's consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, the special committee advised Credit Suisse First Boston that USA and its affiliates beneficially own, in the aggregate, in excess of 90% of the voting power of the Ticketmaster Class A common stock and, consequently, Credit Suisse First Boston considered, for purposes of its analysis, the shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock identical in all respects. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ticketmaster or USA, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals.

        The Credit Suisse First Boston opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of USA common stock actually will be when issued to holders of Ticketmaster common stock pursuant to the merger or the prices at which shares of USA common stock will trade at any time. The Credit Suisse First Boston opinion does not address the relative merits of the merger as compared to other business strategies that might be available to Ticketmaster, nor does it address the underlying business decision of Ticketmaster to proceed with the merger. Credit Suisse First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Ticketmaster.

        In preparing its opinion, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion.

        No company or transaction used in the analyses performed by Credit Suisse First Boston as a comparison is identical to Ticketmaster, USA or the contemplated merger. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of Ticketmaster or USA. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness of the exchange ratio to holders of Ticketmaster common stock, other than USA and its affiliates, from a financial point of view, and were provided to the special committee in connection with the delivery of the Credit Suisse First Boston opinion.

        The following is a summary of material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the special committee at a meeting of the special committee held on October 9, 2002. Certain of the following summaries of financial analyses that were performed by Credit Suisse First Boston include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses. In addition, Credit Suisse First Boston considered a range of values, where applicable, from $0 to $2.1 billion for the Vivendi Universal Entertainment LLLP, or VUE, securities held by USA. For purposes of the information presented in tabular format, Credit Suisse First Boston assumed a value of $1 billion for the VUE securities held by USA.

        Summary of Relative Valuation Analyses.    Credit Suisse First Boston derived implied exchange ratio reference ranges based on a consolidated comparable company trading analysis, consolidated discounted cash flow analysis, contribution analysis, sum-of-the-parts comparable companies analysis, sum-of-the-parts discounted cash flow analysis and precedent exchange ratio premiums paid analysis for Ticketmaster and USA, as more fully described below. Credit Suisse First Boston then compared the exchange ratio in the merger of 0.935 with the exchange ratio reference ranges set forth in the table below:

Implied Exchange Ratio Reference Range
	Low	High
Consolidated Comparable Company Trading Analysis	0.7694x	0.8178x
Consolidated Discounted Cash Flow Analysis	0.8214x	0.8231x
Contribution Analysis	0.7770x	0.8034x
Sum-of-the-Parts Comparable Companies Analysis	0.8009x	0.8526x
Sum-of-the-Parts Discounted Cash Flow Analysis	0.8023x	0.8247x
Precedent Exchange Ratio Premiums Paid Analysis	0.8724x	0.9372x

        Credit Suisse First Boston noted that the exchange ratios derived from its relative valuation analyses for USA and Ticketmaster indicated an implied exchange ratio reference range of 0.7694 to 0.9372, as compared to the exchange ratio in the merger of 0.935.

Analysis of Ticketmaster

        Transaction Multiples.    Credit Suisse First Boston calculated several values implied by the exchange ratio, including the implied price per share of Ticketmaster common stock, the implied premium to the closing share price of Ticketmaster Class B common stock on October 7, 2002, the implied minority pro forma fully-diluted ownership of Ticketmaster stockholders in the combined company, the implied Ticketmaster fully-diluted equity market value, the implied Ticketmaster fully-diluted minority equity market value and the implied Ticketmaster fully-diluted aggregate market value. For purposes of this section of the information statement/prospectus, aggregate market value generally means equity value plus net debt (i.e., total debt, including preferred stock and, where applicable, the minority interests not owned by the majority stockholder, less cash and cash equivalents), often also referred to as enterprise value. The following table summarizes the results of this analysis:

Implied Price Per Share of Ticketmaster Common Stock	Implied Premium to Market Price Per Share of Ticketmaster Common Stock	Implied Minority Pro Forma Fully- Diluted Ticketmaster Ownership in USA	Implied Ticketmaster Fully-Diluted Equity Market Value (in millions)	Implied Ticketmaster Fully-Diluted Minority Equity Value (in millions)	Implied Ticketmaster Fully-Diluted Aggregate Market Value (in millions)
$15.60	17.3%	9.0%	$2,268	$774	$2,121

        Credit Suisse First Boston also calculated certain additional values implied by the exchange ratio, including the implied fully-diluted aggregate value of Ticketmaster as a multiple of Ticketmaster's estimated EBITDA for calendar year 2003, and the implied price per share of Ticketmaster common stock as a multiple of Ticketmaster's estimated earnings per share for calendar year 2003. For purposes of this section of the information statement/prospectus, EBITDA generally means earnings before interest, taxes, depreciation and amortization. For purposes of Credit Suisse First Boston's analyses of Ticketmaster, EBITDA was based on Ticketmaster management estimates. For purposes of Credit Suisse First Boston's analyses of USA and of companies comparable to Ticketmaster and USA, EBITDA was based on Wall Street analyst reports. Fully taxed Wall Street forecasts (as referenced in the table below) means Ticketmaster's estimated earnings per share based on Wall Street analyst reports and reflect the highest future tax rate applied by such analysts in such reports. Fully taxed base case (as referenced in the table below) means Ticketmaster's estimated earnings per share reflecting Ticketmaster management estimates. These implied values were based on the closing share price of Ticketmaster Class B common stock on October 7, 2002 and the price per share of Ticketmaster common stock implied by the exchange ratio and the value of USA common stock on October 7, 2002. The following table summarizes the results of this analysis:

Implied Multiples	Multiples Implied by Exchange Ratio
Fully-Diluted Aggregate Value/Calendar Year 2003 Estimated EBITDA	11.7x
Price per Ticketmaster Share/Calendar Year 2003 Estimated Earnings Per Share of Ticketmaster common stock (based on fully taxed Wall Street forecasts)	22.7x
Price per Ticketmaster Share/Estimated Calendar Year 2003 Earnings Per Share of Ticketmaster common stock (based on fully taxed base case estimates)	25.5x

        Historical Exchange Ratio Analysis.    Credit Suisse First Boston calculated the average ratio of the closing per share price of Ticketmaster Class B common stock to closing per share price of USA common stock during various periods ended May 31, 2002 and October 7, 2002, and the premium/(discount) of the market exchange ratio and the merger exchange ratio to such average exchange ratios. The average unaffected market exchange ratios set forth in the table below are based on the observed market exchange ratios during the specified periods ended May 31, 2002, the last trading day prior to USA's announcement on June 3, 2002 of its intention to commence an exchange offer to acquire up to 100% of the outstanding shares of Ticketmaster common stock that USA and its affiliates did not already own. The average current market exchange ratios set forth in the table below are based on the observed market exchange ratios during the specified periods ended October 7, 2002. The following tables summarize the results of these analyses:

Exchange Ratio Over Various Time Periods (Unaffected)

Unaffected as of May 31, 2002	Average Unaffected Market Exchange Ratio Over Period	Premium/(Discount) Implied by Proposed Exchange Ratio
Last 30 trading days	0.7787x	20.1%
Last 20 trading days	0.7803x	19.8%
Last 10 trading days	0.7859x	19.0%
Unaffected Exchange Ratio(1)	0.7505x	24.6%

(1)
As of May 31, 2002.

Exchange Ratio Over Various Time Periods (Current)

Current Market as of October 7, 2002	Average Current Market Exchange Ratio Over Period	Premium/(Discount) Implied by Proposed Exchange Ratio
Last 30 trading days	0.7749x	20.7%
Last 20 trading days	0.7842x	19.2%
Last 10 trading days	0.7900x	18.3%
Current Exchange Ratio(1)	0.7968x	17.3%

(1)
As of October 7, 2002.

        Consolidated Comparable Company Trading Analysis.    Credit Suisse First Boston compared certain financial information of Ticketmaster with that of certain other leading online and ticketing companies, including:

  •
  USA

  •
  Expedia, Inc.

  •
  Hotels.com

  •
  Sabre Holdings

  •
  Priceline.com

  •
  Pegasus

        Such information included, among other things, the mean and median of several financial metrics for these companies, including prices per share as a multiple of estimated earnings per share for calendar year 2003, and the fully-diluted aggregate values as a multiple of estimated revenue and estimated EBITDA for calendar year 2003. The multiples were calculated using Ticketmaster management estimates for calendar year 2003 and closing stock prices as of October 7, 2002. The following table summarizes the results of this analysis:

	Price Per Share/ Earnings Per Share	Fully-Diluted Aggregate Value/Revenue	Fully-Diluted Aggregate Value/EBITDA
Ticketmaster (based on a price per share of Ticketmaster common stock between $13.00 and $17.00)	21.3x to 27.8x	1.9x to 2.6x	9.5x to 12.8x
Comparable Companies
Low	6.8x	0.1x	2.7x
High	30.8x	3.2x	11.9x
Median	16.0x	1.4x	8.7x
Mean	17.1x	1.4x	7.4x

        No company utilized as a comparison in the comparable company trading analysis is identical to Ticketmaster or USA. Mathematical analysis, such as determining the average or the median, must be considered along with the other analyses prepared by Credit Suisse First Boston and, is not, in itself, a meaningful method of using comparable company trading data. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion.

        Consolidated Discounted Cash Flow Analysis.    Credit Suisse First Boston performed a consolidated discounted cash flow analysis to calculate the estimated present value of the unlevered, after-tax free cash flows of Ticketmaster. Credit Suisse First Boston calculated certain implied equity values per share of Ticketmaster common stock based on financial forecasts for Ticketmaster provided to Credit Suisse First Boston by Ticketmaster management. The discounted cash flow analysis was based on various operating assumptions provided by Ticketmaster management, including assumptions relating to, among other items, Ticketmaster's forecasted revenues, operating costs, and taxes. Credit Suisse First Boston's analysis used discount rates ranging from 14.0% to 18.0% and trailing EBITDA exit multiples of 8.5x to 10.5x. The following table summarizes the results of this analysis:

	Trailing EBITDA Exit Multiple
Discount Rate
	8.5x	9.5x	10.5x
14.0% Implied Price per Share of Ticketmaster common stock	$18.11	$19.65	$21.20
16.0% Implied Price per Share of Ticketmaster common stock	$16.90	$18.32	$19.74
18.0% Implied Price per Share of Ticketmaster common stock	$15.80	$17.11	$18.42

        Contribution Analysis.    Credit Suisse First Boston analyzed the relative contributions of Ticketmaster and USA to the estimated pro forma total revenues, EBITDA and net income of the combined company for calendar years 2002 and 2003. Credit Suisse First Boston then calculated certain financial metrics implied by Ticketmaster's contribution to such pro forma values, including the implied pro forma fully-diluted ownership of Ticketmaster stockholders (other than USA and its affiliates) and the implied exchange ratio. The following table sets forth the values for such financial metrics:

		Non-USA Ticketmaster Implied Fully- Diluted Ownership in USA(1)	Implied Exchange Ratio
Revenues
	Calendar Year 2002 Estimates	5.6%	0.5791x
	Calendar Year 2003 Estimates	5.5%	0.5739x
EBITDA
	Calendar Year 2002 Estimates	7.7%	0.8034x
	Calendar Year 2003 Estimates	7.4%	0.7770x
Net Income
	Calendar Year 2002 Estimates	14.7%	1.5721x
	Calendar Year 2003 Estimates	10.7%	1.1196x

(1)
Adjusted to reflect net debt (cash) balances. USA debt excludes all net debt related to Ticketmaster.

        Sum-of-the-Parts Analysis.    Credit Suisse First Boston separately analyzed each of Ticketmaster's ticketing, online personals and city guide business segments. For purposes of this analysis, Credit Suisse First Boston reviewed the estimated implied aggregate value of these business segments based on a public market trading value analysis and a discounted cash flow analysis. Based on an analysis of this data, Credit Suisse First Boston estimated an implied value per share range of Ticketmaster common stock of $13.55 to $17.70 and $15.79 to $21.80 based on a public market trading analysis and a discounted cash flow analysis, respectively.

(In millions, except per share data)

	Trading	Discounted Cash Flow
Ticketing	$1,200 to $1,600	$1,300 to $1,800
Online Personals	$600 to $800	$800 to $1,100
Cityguide	$15 to $35	$50 to $150
Implied Aggregate Value	$1,815 to $2,435	$2,150 to $3,050
Less: Net Debt/(Cash)	($147)	($147)
Implied Ticketmaster Equity Value	$1,962 to $2,582	$2,297 to $3,197
Implied Value per Share of Ticketmaster Common Stock	$13.55 to $17.70	$15.79 to $21.80
% Premium/(Discount) to Current Market Price of Ticketmaster Class B Common Stock as of October 7, 2002	2.0% to 33.1%	18.8% to 64.0%

        Precedent Exchange Ratio Premiums Paid Analysis.    Credit Suisse First Boston reviewed the exchange ratio premiums paid in 34 precedent stock-for-stock minority interest purchase transactions since 1990, and 21 precedent stock-for-stock minority interest purchase transactions since 1996. For each group of transactions, Credit Suisse First Boston calculated the mean premium implied by the average exchange ratio in such transactions relative to the average ratio of the closing stock prices for the target companies and the acquiror companies in the transactions over various periods prior to public announcement of such transactions. Credit Suisse First Boston then applied such mean premiums to the ratio of the current and unaffected closing prices of Ticketmaster Class B common stock to the current and unaffected closing prices of USA common stock over the corresponding periods, to calculate the merger exchange ratios implied by these transactions. The following tables summarize the results of this analysis:

Precedent Premiums Paid 1990 - 2002 (34 Deals)

	Mean Exchange Ratio Premium Paid	Implied Merger Exchange Ratio Based on Unaffected Market Price Applying Mean Precedent Premium(1)	Implied Merger Exchange Ratio Based on Current Market Price Applying Mean Precedent Premium(2)
Market	17.8%	0.8841x	0.9385x
Trailing 10 Trading Days Average	19.2%	0.9365x	0.9415x
Trailing 20 Trading Days Average	18.1%	0.9214x	0.9260x
Trailing 30 Trading Days Average	16.9%	0.9106x	0.9062x
Trailing 60 Trading Days Average	17.3%	0.9681x	0.8887x

(1)
The implied merger exchange ratio is based on the unaffected market price of Ticketmaster Class B common stock and USA common stock prior to USA's announcement on June 3, 2002.

(2)
The implied merger exchange ratio is based on the current market price as of October 7, 2002 of Ticketmaster Class B common stock and USA common stock.

        Credit Suisse First Boston noted that the merger exchange ratios implied by the precedent premiums paid in 34 precedent stock-for-stock minority interest purchase transactions since 1990, as applied to the ratio of the unaffected market price of Ticketmaster Class B common stock to the unaffected market price of USA common stock, indicated a range of implied exchange ratios from 0.8841 to 0.9681, as compared to the exchange ratio in the merger of 0.935. Credit Suisse First Boston noted that the merger exchange ratios implied by the precedent premiums paid in 34 precedent stock-for-stock minority interest purchase transactions since 1990, as applied to the ratio of the current market price of Ticketmaster Class B common stock to the current market price of USA common stock, indicated a range of implied exchange ratios from 0.8887 to 0.9415, as compared to the exchange ratio in the merger of 0.935.

Precedent Premiums Paid 1996 - 2002 (21 Deals)

	Mean Exchange Ratio Premium Paid	Implied Merger Exchange Ratio Based on Unaffected Market Price Applying Mean Precedent Premium(1)	Implied Merger Exchange Ratio Based on Current Market Price Applying Mean Precedent Premium(2)
Market	16.2%	0.8724x	0.9262x
Trailing 10 Trading Days Average	17.3%	0.9219x	0.9267x
Trailing 20 Trading Days Average	15.3%	0.8999x	0.9044x
Trailing 30 Trading Days Average	13.1%	0.8810x	0.8768x
Trailing 60 Trading Days Average	13.6%	0.9372x	0.8604x

(1)
The implied merger exchange ratio is based on the unaffected market price of Ticketmaster Class B common stock and USA common stock prior to the exchange offer initially proposed by USA on June 3, 2002.

(2)
The implied merger exchange ratio is based on the current market price as of October 7, 2002 of Ticketmaster Class B common stock and USA common stock after the exchange offer initially proposed by USA on June 3, 2002.

        Credit Suisse First Boston noted that the merger exchange ratios implied by the precedent premiums paid in 21 precedent stock-for-stock minority interest purchase transactions since 1996, as applied to the ratio of the unaffected market price of Ticketmaster Class B common stock to the unaffected market price of USA common stock, indicated a range of implied exchange ratios from 0.8724 to 0.9372, as compared to the exchange ratio in the merger of 0.935. Credit Suisse First Boston noted that the merger exchange ratios implied by the precedent premiums paid in 21 precedent stock-for-stock minority interest purchase transactions since 1996, as applied to the ratio of the current market price of Ticketmaster Class B common stock to the current market price of USA common stock, indicated a range of implied exchange ratios from 0.8604 to 0.9267, as compared to the exchange ratio in the merger of 0.935.

        No transaction utilized as a comparison in the precedent exchange ratio premiums analysis is identical to the merger. Mathematical analysis, such as determining the average or the median, must be considered along with the other analyses prepared by Credit Suisse First Boston and, is not, in itself, a meaningful method of using comparable company trading data. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion.

        Accretion/(Dilution) Analysis.    Credit Suisse First Boston analyzed certain pro forma effects expected to result from the merger, including, among other things, the expected effect of the merger on USA's estimated earnings per share for calendar year 2003. The estimated earnings for calendar year 2003 were based on publicly available forecasts prepared by Wall Street securities research analysts. The following table sets forth the resulting accretion/(dilution) to USA's estimated earnings per share (without giving effect to the merger) for calendar year 2003 relative to the combined company's estimated pro forma earnings per share for calendar year 2003 assuming cost savings and other synergies anticipated to result from the merger:

	Implied		Calendar Year 2003 Estimated Earnings per Share Accretion/ (Dilution)(3)	Multiple to Maintain USA Share Price(1)
Exchange Ratio	Price per Share(2)	Premium to Current Price(2)
				Price/Earnings	EBITDA
0.9350	$15.60	17.3%	0.3%	26.4x	9.90x

(1)
The multiple at which USA needs to trade in order for USA's stock price to remain at the same level as prior to the announcement of the merger.

(2)
Based on current prices of $16.68 and $13.29 for shares of USA common stock and Ticketmaster Class B common stock, respectively, as of October 7, 2002.

(3)
Assumes $10 million in estimated annual pre-tax synergies and a tax rate of 39%.

        The actual results achieved by the combined company after the merger may vary from such estimated results and the variations may be material.

Analysis of USA

        Sum-of-the-Parts Analysis.    Credit Suisse First Boston separately analyzed each of Ticketmaster, Hotels.com, Expedia, Inc. and USA's wholly owned operations, including HSN and PRC. For purposes of this analysis, Credit Suisse First Boston reviewed the estimated implied value of these business segments based on a trading value analysis and a discounted cash flow analysis. Based on an analysis of this data, Credit Suisse First Boston estimated an implied value per share of USA common stock of $15.90 to $22.09 and $19.68 to $26.44 based on a trading value analysis and a discounted cash flow analysis, respectively.

(In millions, except per share data)

	Trading	Discounted Cash Flow
Ticketmaster(1)	$1,600 to $2,400	$2,150 to $3,050
Hotels.com	$1,900 to $2,700	$2,100 to $2,800
Expedia, Inc.	$2,100 to $3,000	$2,700 to $3,600
HSN and PRC	$1,300 to $2,000	$1,900 to $2,900
Implied Aggregate Value	$6,900 to $10,100	$8,850 to $12,350
Less: Net Debt/(Cash)	($559)	($559)
Implied Equity Value	$7,459 to $10,659	$9,409 to $12,909
Implied Value per Share of USA Common Stock	$15.90 to $22.09	$19.68 to 26.44
% Premium/(Discount) to Current Market Price of Ticketmaster Class B common stock as of October 7, 2002	(4.7%) to 32.5%	18.0% to 58.5%

(1)
Based on Wall Street analyst reports.

        Discounted Cash Flow Analysis.    Using a discounted cash flow analysis, Credit Suisse First Boston calculated certain implied fully-diluted equity values per share of USA common stock based on financial forecasts for USA based on Wall Street analyst reports. The discounted cash flow analysis was based on various operating assumptions based on Wall Street analyst reports, including assumptions relating to, among other items, revenue, operating costs, taxes, working capital, capital expenditures and depreciation. Credit Suisse First Boston's analysis used discount rates ranging from 13.0% to 17.0% and trailing EBITDA exit multiples of 7.0x to 9.0x. The following table summarizes the results of this analysis:

		Trailing EBITDA Exit Multiple
Discount Rate
		7.0x	8.0x	9.0x
13.0%	Implied Price per Share of USA Common Stock	$21.82	$23.81	$25.80
15.0%	Implied Price per Share of USA Common Stock	$20.44	$22.28	$24.11
17.0%	Implied Price per Share of USA Common Stock	$19.20	$20.89	$22.58

        Credit Suisse First Boston's opinion and presentation to the special committee was one of many factors taken into consideration by the special committee in making its determination to recommend the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the special committee, the Ticketmaster board of directors or the management of Ticketmaster with respect to the value of Ticketmaster or whether the special committee would have been willing to agree to a different exchange ratio.

        In addition to the fairness opinion analyses described in this section, at the special committee's request, on October 9, 2002, Credit Suisse First Boston separately provided to the special committee a summary of certain information updating the transaction multiple analysis and historical exchange ratio analysis, each of which are described above, to reflect a current market exchange ratio based on the closing share prices of Ticketmaster Class B common stock and USA common stock on October 9, 2002. Based on this data,

  •
  the implied price per share of Ticketmaster common stock was $15.17,

  •
  the premium implied by the exchange ratio to the closing share price of Ticketmaster Class B common stock on October 9, 2002 was 20.4%,

  •
  the implied pro forma minority fully-diluted ownership of Ticketmaster stockholders in the combined company was 9.0%,

  •
  the implied Ticketmaster fully-diluted equity market value was $2,203 million,

  •
  the implied Ticketmaster fully-diluted minority equity market value was $751 million,

  •
  the implied Ticketmaster fully-diluted aggregate market value was $2,056 million,

  •
  the implied fully-diluted aggregate value of Ticketmaster as a multiple of Ticketmaster estimated EBITDA for calendar year 2003 was 11.3x,

  •
  the implied price per share of Ticketmaster common stock as a multiple of Ticketmaster's estimated earnings per share for calendar year 2003, based on fully-taxed Wall Street forecasts and the fully-taxed base case, as described above, were 22.1x and 24.8x, respectively,

  •
  the average current market exchange ratio for the 30, 20 and 10 trading days ended October 9, 2002 were .7771x, .7841x and .7882x, respectively, resulting in premiums implied by the merger exchange ratio of 20.3%, 19.2% and 18.6%, respectively, for such time periods, and

  •
  the current market exchange ratio as of October 9, 2002 was .7768x, resulting in an implied premium of 20.4%.

        The special committee retained Credit Suisse First Boston to act as its financial advisor in connection with the merger. Credit Suisse First Boston was selected by the special committee based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston and its affiliates have provided certain investment banking and financial services unrelated to the merger to Ticketmaster and USA and their respective affiliates for which it received compensation, and may in the future provide certain investment banking and financial services to USA and its affiliates. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Ticketmaster and USA for Credit Suisse First Boston's and its affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        Pursuant to an engagement letter dated as of June 12, 2002, the special committee engaged Credit Suisse First Boston to provide financial advisory services to the special committee in connection with the merger, including, among other things, rendering its opinion. Pursuant to the terms of the engagement letter, Ticketmaster has agreed to pay Credit Suisse First Boston a customary fee in connection therewith, a significant portion of which is contingent upon the consummation of the merger. Credit Suisse First Boston will also receive a fee for rendering its opinion. In addition,

Ticketmaster has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

Material United States Federal Income Tax Consequences

        The following description summarizes the material United States federal income tax consequences of the merger for Ticketmaster stockholders. It is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the Code), regulations under the Code, and court and administrative rulings and decisions in effect on the date of this information statement/prospectus, all of which are subject to change, possibly retroactively. Any change could affect the continuing validity of the tax consequences described in this information statement/prospectus. We have not requested and will not request an advance ruling from the U.S. Internal Revenue Service, or the IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

        The description applies only to Ticketmaster stockholders who are U.S. persons. For purposes of this description, the term "U.S. person" means:

  •
  an individual who is a U.S. citizen or a U.S. resident alien;

  •
  a corporation created or organized under the laws of the United States or any state thereof;

  •
  a trust where (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust; or

  •
  an estate that is subject to U.S. tax on its worldwide income from all sources.

        Our description is not a comprehensive description of all the tax consequences that may be relevant to you. It applies only to Ticketmaster stockholders who hold their shares of Ticketmaster common stock as a capital asset. Further, it assumes that the merger is completed as described in this information statement/prospectus and that all conditions to closing the merger set forth in this information statement/prospectus are satisfied without waiver. No attempt has been made to address all United States federal income tax consequences that may be relevant to a particular Ticketmaster stockholder in light of the stockholder's individual circumstances or to Ticketmaster stockholders who are subject to special treatment under the United States federal income tax laws, such as:

  •
  banks, insurance companies and financial institutions;

  •
  tax-exempt organizations;

  •
  mutual funds;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  investors in pass-through entities;

  •
  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  dealers in securities or foreign currencies;

  •
  Ticketmaster stockholders who are subject to the alternative minimum tax;

  •
  Ticketmaster stockholders who received their shares of Ticketmaster common stock through the exercise of options, or otherwise as compensation or through a tax-qualified retirement plan;

  •
  holders of options granted by Ticketmaster; and

  •
  Ticketmaster stockholders who hold shares of Ticketmaster common stock as part of a hedge, straddle, constructive sale or conversion transaction.

        This description does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, and it does not address any federal tax consequences other than federal income tax consequences. It does not address the tax consequences of any transaction other than the merger. Accordingly, you are strongly urged to consult with your own tax advisor to determine the particular federal, state, local or foreign income or other tax consequences of the merger to you.

        The merger has been structured to qualify as a reorganization for U.S. federal income tax purposes. Assuming that the merger so qualifies, you will generally not recognize gain or loss upon the receipt of shares of USA common stock in exchange for your shares of Ticketmaster common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares or as a result of validly exercised appraisal rights by holders of Ticketmaster Class A common stock in connection with the merger. In addition, the aggregate basis of the shares of USA common stock that you receive in the merger (including fractional shares deemed received and redeemed as described below) will equal the aggregate basis of your shares of Ticketmaster common stock exchanged in the merger, and the holding period of the shares of USA common stock that you receive in the merger (including fractional shares deemed received and redeemed as described below) will include the holding period of your shares of Ticketmaster common stock exchanged in the merger. USA and Ticketmaster will not be required to complete the merger unless USA receives an opinion from Wachtell Lipton, and Ticketmaster receives an opinion from Mintz Levin, in each case to the effect that, among other things, the merger will qualify as a reorganization for U.S. federal income tax purposes.

        Cash received by a holder of Ticketmaster common stock instead of a fractional share interest in USA common stock will be treated as though the fractional share interest were received in the merger and then immediately redeemed for cash, and a Ticketmaster stockholder should generally recognize capital gain or loss measured by the difference between the amount of cash received and the tax basis of the fractional share interest (determined as described above). This gain or loss should be a long-term capital gain or loss if the holding period for the fractional share interest (determined as described above) is greater than one year at the effective time of the merger. Long-term capital gain of a non-corporate stockholder is generally subject to a maximum tax rate of 20%.

        A holder of shares of Ticketmaster Class A common stock who receives cash for all of his or her shares of Ticketmaster Class A common stock pursuant to the exercise of appraisal rights in connection with the merger generally will recognize gain or loss equal to the difference between the tax basis of the shares of Ticketmaster Class A common stock surrendered and the amount of cash received, except that any cash received that is or is deemed to be interest for federal income tax purposes will be taxed as ordinary income. Gain or loss that is not treated as ordinary income will be capital gain or loss and any such capital gain or loss will be long term if, as of such time, you have held your shares of Ticketmaster common stock for more than one year. A Ticketmaster stockholder receiving cash pursuant to the exercise of appraisal rights may be required to recognize gain or loss in the year the merger closes, irrespective of whether the stockholder actually receives payment for its shares of Ticketmaster Class A common stock in that year.

        Payments in connection with the merger may be subject to "backup withholding" at a 30% rate. Backup withholding generally applies if a holder (a) fails to furnish his or her TIN, (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the stockholder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax.

Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign stockholders if such foreign stockholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each stockholder should consult such stockholder's own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        All stockholders who are U.S. persons exchanging shares of Ticketmaster common stock pursuant to the merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, when provided following the completion of the merger, to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to USA and the exchange agent). Non-corporate foreign stockholders should complete and sign IRS Form W-BEN (such forms will be available from the exchange agent following the completion of the merger), in order to avoid backup withholding.

        Tax matters are very complicated, and the tax consequences of the merger to each Ticketmaster stockholder will depend on the facts of that stockholder's particular situation. The United States federal income tax discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular Ticketmaster stockholder in light of the stockholder's individual circumstances and may not be applicable to stockholders in special situations. You are urged to consult your own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws.

Appraisal Rights

        Under Delaware law, holders of shares of Ticketmaster Class B common stock, which are publicly traded, do not have appraisal rights in connection with the merger. However, holders of shares of Ticketmaster Class A common stock at the effective time of the merger who (a) do not wish to accept the consideration provided for in the merger and (b) comply with the procedures provided for in Section 262 of the General Corporation Law of the State of Delaware, or the DGCL, will be entitled to have their shares of Ticketmaster Class A common stock appraised by the Delaware Court of Chancery and to receive a payment in cash of the "fair value" of those shares as determined by the court. The following discussion summarizes provisions of Section 262 of the DGCL regarding appraisal rights that are applicable in connection with the merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 is attached to this document as Appendix C, and we urge you to read it carefully in its entirety. If you fail to take any action required by Delaware law, your rights to an appraisal in connection with the merger will be waived or terminated.

  Notification of Merger's Effective Time

        Within ten days after the effective time of the merger, Ticketmaster will send notice of the effective time and the availability of appraisal rights to each holder of shares of Ticketmaster Class A common stock.

  Electing Appraisal Rights

        To exercise appraisal rights, the record holder of shares of Ticketmaster Class A common stock must, within 20 days after the date Ticketmaster mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to Ticketmaster. This demand must reasonably inform

Ticketmaster of the identity of the holder of record and that the stockholder demands appraisal of his, her or its shares of Ticketmaster Class A common stock.

        A demand for appraisal must be delivered to: Corporate Secretary, Ticketmaster, 3701 Wilshire Boulevard, Los Angeles, California 90010.

  Only Record Holders May Demand Appraisal Rights

        Only a record holder of Ticketmaster Class A common stock is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder's name appears on the holder's stock certificates.

  •
  If shares of Ticketmaster Class A common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

  •
  If shares of Ticketmaster Class A common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

  •
  An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

  •
  A holder of record, such as a broker, who holds shares of Ticketmaster Class A common stock as nominee for a beneficial owner, may exercise a holder's right of appraisal with respect to shares of Ticketmaster Class A common stock held for all or less than all of those beneficial owners' interest. In that case, the written demand should set forth the number of shares of Ticketmaster Class A common stock covered by the demand. If no number of shares is expressly mentioned, the demand will be presumed to cover all of the shares of Ticketmaster Class A common stock standing in the name of the record holder. Holders of Ticketmaster Class A common stock who hold their shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their shares of Ticketmaster Class A common stock.

  Court Petition Must Be Filed

        Within 120 days after the effective time of the merger, Ticketmaster or any holder of shares of Ticketmaster Class A common stock who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of shares of Ticketmaster Class A common stock. Neither USA nor Ticketmaster will have any obligation to file such a petition. Holders of Ticketmaster Class A common stock seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law.

        Within 120 days after the effective time of the merger, any holder of Ticketmaster Class A common stock who has complied with the requirements under Section 262 of the DGCL for exercise of appraisal rights may make a written request to receive from Ticketmaster a statement of the total number of shares of Ticketmaster Class A common stock with respect to which demands for appraisal have been received and the total number of holders of these shares. Ticketmaster will be required to mail these statements within ten days after it receives a written request.

  Appraisal Proceeding by Delaware Court

        If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the shares of Ticketmaster Class A common stock owned by the stockholders and determine their fair value. In determining fair value, the court may consider a number of factors including market values of Ticketmaster Class A common stock, if any, asset values and other generally accepted valuation considerations, but will exclude any element of value arising from the accomplishment or expectation of the merger. The court will also determine the amount of interest, if any, to be paid upon the value of Ticketmaster Class A common stock to the stockholders entitled to appraisal.

        The value determined by the court for shares of Ticketmaster Class A common stock could be more than, less than, or the same as the merger consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder's expenses incurred in connection with an appraisal proceeding, including reasonable attorneys' fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all shares of Ticketmaster Class A common stock entitled to appraisal.

  Effect of Appraisal Demand on Voting and Right to Dividends; Tax Consequences

        Any stockholder who has duly demanded an appraisal in compliance with Delaware law will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose. The shares subject to the demand will not be entitled to dividends or other distributions, other than those payable or deemed to be payable to stockholders of record as of a date prior to the effective time. We describe above under "Material United States Federal Income Tax Consequences," the tax consequences to a Ticketmaster stockholder who receives cash for his or her shares of Ticketmaster Class A common stock pursuant to the exercise of appraisal rights.

  Loss, Waiver or Withdrawal of Appraisal Rights

        Holders of Ticketmaster Class A common stock will lose the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A stockholder will also lose the right to an appraisal by delivering to Ticketmaster a written withdrawal of the stockholder demand for an appraisal. Any attempt to withdraw a demand for an appraisal that is made more than 60 days after the effective time of the merger requires Ticketmaster's written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the consideration otherwise payable pursuant to the merger, without interest. The number of shares of USA common stock, and cash instead of a fraction of a share of USA common stock, delivered to such stockholder will be based on the same exchange ratio utilized in the merger, regardless of the market price of shares of USA common stock at the time of delivery.

  Dismissal of Appraisal Proceeding

        If an appraisal proceeding is timely instituted, this proceeding may not be dismissed as to any stockholder who has perfected a right of appraisal without the approval of the court.

Regulatory Approvals Required for the Merger

        Except as we have described in this information statement/prospectus, we are not aware of any material regulatory filings or approvals required prior to completing the merger. We intend to make all required filings under the Securities Act and the Exchange Act in connection with the merger.

Stockholder Litigation

        Following USA's announcement on June 3, 2002 that it intended to commence exchange offers to acquire up to 100% of the outstanding shares of Ticketmaster, Expedia, Inc., and Hotels.com that it did not already own, a number of complaints against USA, its publicly held subsidiaries (including Ticketmaster) and the boards of directors of its publicly held subsidiaries (including Ticketmaster) were filed by individual stockholders of USA's publicly held subsidiaries in the Court of Chancery, County of New Castle, State of Delaware with respect to Ticketmaster and Hotels.com, in the U.S. District Court for the Central District of California with respect to Ticketmaster, and the Superior Court of the State of Washington for the County of King with respect to Expedia, Inc. The complaints generally allege the exchange offers would be a breach of fiduciary duty and that the indicated exchange ratios were unfair to the minority stockholders of USA's publicly held subsidiaries. Each of the putative class action complaints seeks, among other things, injunctive relief against consummation of the exchange offer, damages in an unspecified amount and rescission in the event the exchange offer occurs. The California complaint was dismissed without prejudice on August 6, 2002, and the complaints challenging the exchange offer with respect to Expedia, Inc. were dismissed without prejudice on November 22, 2002. USA believes that the allegations in the cases are without merit, and Ticketmaster believes that the allegations in the cases naming Ticketmaster and its directors as defendants are without merit.

Certain Effects of the Merger

  Effects on the Market for Ticketmaster Common Stock

        Following the merger, we intend to cause the delisting of shares of Ticketmaster Class B common stock from the Nasdaq National Market, following which shares of Ticketmaster Class B common stock will not be publicly traded.

  Exchange Act Registration

        Shares of Ticketmaster Class B common stock are currently registered under the Exchange Act. Following the merger, we will file a Form 15 with the SEC requesting the suspension and termination of registration of shares of Ticketmaster Class B common stock under the Exchange Act.

Accounting Treatment for the Merger

        The merger will be accounted for by USA under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire shares of Ticketmaster common stock and outstanding stock options in excess of approximately 66.3% of the carrying value of Ticketmaster's assets and liabilities will be allocated on a pro rata basis to Ticketmaster's assets and liabilities based on their fair values, with any excess being allocated to goodwill and any identified intangible assets. The determination of asset lives and required purchase accounting adjustments reflected in this document, including the allocation of the purchase price to the assets and liabilities of Ticketmaster based on their respective fair values, is preliminary. See the notes accompanying the Unaudited Pro Forma Combined Condensed Financial Statements of USA contained in this information statement/prospectus.

Resale of USA Common Stock

        Shares of USA common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of USA common stock issued to any Ticketmaster stockholder that is, or is expected to be, an "affiliate" of USA or Ticketmaster for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be "affiliates" of USA or Ticketmaster for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, USA or Ticketmaster, respectively, and will include the directors of USA and Ticketmaster, respectively. The merger agreement requires Ticketmaster to use its reasonable efforts to cause each of its affiliates to execute a written agreement with USA to the effect that such affiliate will not transfer any shares of USA common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

        This information statement/prospectus does not cover resales of shares of USA common stock received by any person in connection with the merger, and no person is authorized to make any use of this information statement/prospectus in connection with any resale of shares of USA common stock.

FINANCIAL FORECASTS

Publicly Disseminated Information

        Each of USA's and Ticketmaster's management periodically prepares and publicly announces internal budgets regarding their anticipated operating results. On October 24, 2002, USA filed with the SEC its preliminary forecast for the year ending December 31, 2002, its preliminary budget for the year ending December 31, 2003, and certain limited preliminary growth rates for the year ending December 31, 2004, each of which assumed the completion of the merger. The preliminary forecast, budget information and growth rates filed on October 24, 2002 superseded entirely any similar information previously filed by USA and Ticketmaster. This information filed on October 24, 2002 is incorporated by reference into this information statement/prospectus. See "Where You Can Find More Information." Prior to printing of this information statement/prospectus, neither USA nor Ticketmaster has provided an update to the foregoing information since its public dissemination. The preliminary forecasts, budget and growth information were made on and as of the dates noted, and the reference to these preliminary forecasts, budget and growth information in this information statement/prospectus should not be viewed as an update or a confirmation of that information as of the date of this information statement/prospectus. Except to the extent required under applicable securities laws, neither USA nor Ticketmaster intends to make publicly available any update or other revisions to any of the preliminary forecasts, budget or growth information to reflect circumstances existing after the date of public announcement of such information.

Internal Ticketmaster Projections

        As the controlling stockholder of Ticketmaster, USA receives periodically interim projections for Ticketmaster in the ordinary course. The rough preliminary projections set forth below are included in this information statement/prospectus only because this information was obtained by USA prior to the announcement of the merger in connection with USA's existing stockholdings in Ticketmaster, and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The rough preliminary projections were prepared during Ticketmaster's regular, ongoing internal budget review process and do not represent Ticketmaster's final forecast or budget information for the periods presented. Information relating to the periods covered by USA's October 24th press release supersedes, in its entirety, the information contained below. In addition, Ticketmaster's internal financial projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments. The preliminary projections do not purport to present Ticketmaster's operations or financial condition in accordance with accounting principles generally accepted in the United States, and Ticketmaster's independent auditors have not examined or compiled the preliminary projections and accordingly assume no responsibility for them. In addition, the projections reflect numerous assumptions made by Ticketmaster's management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Ticketmaster's control, and none of which are subject to approval by USA. Accordingly, there can be no assurance that the assumptions made in preparing the preliminary projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the preliminary projections. The inclusion of the preliminary projections in this document should not be regarded as an indication that any of USA or Ticketmaster or their respective affiliates or representatives considered or consider them to be a reliable prediction of future events, and the preliminary projections should not be relied upon as such.

        None of USA, Ticketmaster or any of their affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Ticketmaster or USA compared to the information contained in the preliminary projections, and to our knowledge, none of them intends to update or otherwise revise the preliminary projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the preliminary projections are shown to be in error.

        In August 2002, at the request of the special committee, Ticketmaster provided to the special committee's financial advisors a preliminary forecast for the remainder of 2002, a preliminary budget for 2003 and preliminary consolidated summary financial projections through 2006, none of which reflect the proposed merger. This projection information was confirmed orally by Ticketmaster to Credit Suisse First Boston as containing no material changes as of October 4, 2002. Ticketmaster also provided a copy of the preliminary projections provided to the special committee's financial advisors to USA. The preliminary projections are summarized in the table below.

Ticketmaster Consolidated Preliminary Summary

	2002	2003	2004	2005	2006	'02 to '06 CAGR(1)
	(In millions, except per share data)
Ticketing
Revenue	$617.1	$669.3	$740.0	$796.9	$856.6	9%
EBITDA	132.5	150.0	185.5	214.9	241.5	16%
Personals
Revenue	125.2	185.1	243.5	308.5	376.5	32%
EBITDA	35.4	50.4	72.6	95.8	120.7	36%
City guide
Revenue	34.0	42.9	57.0	76.5	103.5	32%
EBITDA	(23.0)	(6.2)	4.1	10.8	28.2
Corporate and other
Revenue	—	—	—	—	—	—
EBITDA	(12.0)	(12.3)	(12.7)	(13.1)	(13.5)	(3)%
Ticketmaster
Revenue	$776.3	$897.3	$1,040.4	$1,181.9	$1,336.6	15%
EBITDA(2)	132.9	181.9	249.6	308.4	377.0	30%
Operating Income(3)	18.1	69.1	150.0	239.5	302.7	102%
Net Income(4)	8.4	24.9	80.5	145.7	181.8	116%

Free Cash Flow(5)	111.3	135.2	140.5	150.0	184.8	14%
Cash Income(6)	80.0	88.3	123.9	152.8	186.8	24%
Cash EPS(7)	$0.56	$0.61	$0.85	$1.05	$1.28	23%
Free Cash Balance (end)(8)	183.5	318.7	459.2	609.3	794.1	44%

(1)
CAGR means cumulative annual growth rate.

(2)
EBITDA is defined as earnings before interest, taxes, depreciation, amortization, merger and other non-recurring charges, minority interest, advertising provided by USA for which no consideration was paid by Ticketmaster, non-cash compensation, equity in net income (loss) of unconsolidated affiliates, investment losses, net, other income and expenses and cumulative effect of accounting change.
(3)
Operating Income is defined as earnings before interest, taxes, merger and other non-recurring charges, minority interest, equity in net income (loss) of unconsolidated affiliates, investment losses, net, other income and expenses and cumulative effect of accounting change.
(4)
2002 net income excludes the $114.8 million cumulative effect of accounting change as of January 1, 2001 due to the adoption of FAS 142.
(5)
Free Cash Flow includes cash flow from operations, less (a) capital expenditures and (b) cash used for investments and/or joint ventures, plus (c) stock option proceeds, and excludes funds held separately in accounts on behalf of venues, teams and promoters and the effects of any debt payments (including amounts due to USA and its affiliates).
(6)
Cash Income is defined as income (loss) before cumulative effect of accounting change excluding amortization, merger and other non-recurring charges, advertising provided by USA for which no consideration was paid by Ticketmaster, non-cash compensation, equity in income (loss) of unconsolidated affiliates and investment losses, net.
(7)
Cash EPS is defined as basic earnings per share before cumulative effect of accounting change excluding amortization, merger and other non-recurring charges, advertising provided by USA for which no consideration was paid by Ticketmaster, non-cash compensation, equity in income (loss) of unconsolidated affiliates and investment losses, net. All amounts are presented based on average basic shares outstanding. Assumes Ticketmaster reports GAAP tax provision at the statutory rate beginning in 2003.
(8)
Free Cash Balance represents cash available for Ticketmaster's own account, separate from funds held in accounts on behalf of venues, teams and promoters, net of the effects of any debt payments (including amounts due to USA and its affiliates).

        In connection with Ticketmaster's regular, ongoing internal budget review process, Ticketmaster provides updated preliminary projections to USA from time to time. Prior to signing the merger agreement, USA was provided with an updated preliminary forecast for the remainder of 2002, an updated preliminary "first look" budget for 2003, and updated preliminary consolidated summary financial projections through 2004. The updated preliminary information provided to USA by Ticketmaster, none of which reflect the proposed merger, is summarized in the table below.

Ticketmaster Updated Preliminary Information

	2002	2003	2004
	(In millions, except per share data)
Ticketing
Revenue	$626.8	$675.9	$740.0
EBITDA	132.5	150.0	185.5
Personals
Revenue	125.8	185.5	243.5
EBITDA	35.9	50.0	72.6
City guide
Revenue	30.8	41.9	57.0
EBITDA	(23.9)	(7.5)	4.1
Corporate and other
Revenue	—	—	—
EBITDA	(12.3)	(13.0)	(13.5)
Ticketmaster
Revenue	$783.3	$903.3	$1,040.5
EBITDA(1)	132.1	179.5	248.7
Operating Income(1)	17.3	65.1	146.3
Net Income(1)	6.9	21.4	75.9

Free Cash Flow(1)	105.3	122.5	139.7
Cash Income(1)	78.3	84.9	n/a
Cash EPS(1)	$0.55	$0.59	n/a
Free Cash Balance (end)(1)	177.5	300.0	439.7

(1)
See notes to the table on page 45.

RELATIONSHIPS WITH TICKETMASTER

Relationships with Ticketmaster, its Directors, Officers and Controlled Affiliates

        You should be aware of various existing agreements and ongoing and prior arrangements and transactions between USA and its affiliates, on the one hand, and Ticketmaster and its affiliates, on the other hand, as described below. This description is qualified in its entirety by reference to the specific provisions of the documents described below that have been filed with the SEC, which provisions we incorporate by reference into this information statement/prospectus. Copies of those documents have been filed with the SEC. You should also review "Interests of Certain Persons in the Merger" for a description of the interests that directors and executive officers of Ticketmaster (some of whom are executive officers and/or directors of USA) may have in the merger that may be different from, or in addition to, your interests.

  USA's Relationships with Ticketmaster

        From time to time, Ticketmaster considers entering into transactions with companies and businesses in each of its three principal areas of operations—ticketing, local information and personals—as well as in related areas. These transactions range in possibility from ordinary course commercial arrangements to significant business combinations, including by acquisition, merger, consolidation, joint venture or otherwise. During the prior two years, for instance, Ticketmaster has explored dozens of potential alternative business combination transactions that have not resulted in definitive arrangements, ranging in value from a few million dollars to several hundred million dollars. Ticketmaster will frequently consult with USA regarding these contemplated transactions by Ticketmaster, whether or not such transactions would require the approval of Ticketmaster's board of directors. Similarly, USA consults with Ticketmaster from time to time regarding potential opportunities that are presented to USA that USA believes Ticketmaster may have interest in pursuing. A number of the transactions that have been contemplated by Ticketmaster during the prior two years have also involved participation by or support from USA in the form of promotional support, use of USA common stock as consideration, loans to Ticketmaster in the case of an acquisition and/or combinations of the foregoing.

        While most of the transactions explored by Ticketmaster and its subsidiaries have not resulted in definitive arrangements, both within and outside the ordinary course of business, Ticketmaster and its affiliates, other than USA and its controlled affiliates, on the one hand, and USA and its affiliates, other than Ticketmaster and its controlled affiliates, on the other hand, have engaged in various transactions during the prior two years, as described below. USA and Ticketmaster expect that these transactions are on terms that are at least as favorable to Ticketmaster as those that could have been obtained from a third party, where applicable.

  The Ticketmaster Combination

        In November 2000, Ticketmaster Online-Citysearch, Inc., the predecessor to Ticketmaster, entered into a contribution agreement with USA that provided for the acquisition by Ticketmaster of the businesses of Ticketmaster Group and its subsidiaries from USA in exchange for 52 million new shares of Ticketmaster common stock. We refer to this transaction in this document as the Ticketmaster combination. Upon the closing of the Ticketmaster combination, Ticketmaster changed its name from Ticketmaster Online-Citysearch, Inc. to Ticketmaster. The Ticketmaster combination was effected in the two steps described below, both of which occurred at the closing on January 31, 2001:

  •
  In the first step, Ticketmaster Corporation contributed to Ticketmaster all of the equity interests of its subsidiaries (except for shares of Ticketmaster common stock that it holds), and its assets that were freely assignable. The shares of Ticketmaster common stock that were held by Ticketmaster Corporation prior to the closing were not contributed to Ticketmaster or canceled and are still held by Ticketmaster Corporation. In exchange for the contributions by Ticketmaster Corporation, Ticketmaster issued to Ticketmaster Corporation a number of shares of Ticketmaster common stock equal to the fair market value of the equity interests and assets contributed by Ticketmaster Corporation to Ticketmaster.

  •
  In the second step, USA, which was the sole stockholder of Ticketmaster Group, which was in turn the sole stockholder of Ticketmaster Corporation, contributed to Ticketmaster all of the outstanding capital stock of Ticketmaster Group. In exchange for the capital stock of Ticketmaster Group, Ticketmaster issued to USA 52 million new shares of Ticketmaster common stock. In addition, Ticketmaster issued to USA a number of shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock equal to the number of such shares indirectly held by USA through Ticketmaster Corporation prior to the Ticketmaster combination.

        As a result of the Ticketmaster combination, Ticketmaster Group and the former subsidiaries of Ticketmaster Corporation whose equity interests were contributed to Ticketmaster became direct subsidiaries of Ticketmaster, and Ticketmaster Corporation became an indirect subsidiary of Ticketmaster. As a result of the Ticketmaster combination, USA owned an additional 52 million shares of Ticketmaster common stock. The other shares issued to USA in connection with the Ticketmaster combination only replaced shares that were indirectly owned by USA prior to the Ticketmaster combination and that a subsidiary of Ticketmaster now owns as a result of the Ticketmaster combination. Accordingly, these other shares did not increase USA's percentage ownership of Ticketmaster's capital stock.

  License Agreement with Ticketmaster Corporation

        In 2001, Ticketmaster paid approximately $6.9 million in license fees to Ticketmaster Corporation pursuant to a license agreement under which Ticketmaster sold tickets available through Ticketmaster Corporation on Ticketmaster's ticketmaster.com website. In 2000, Ticketmaster paid approximately $31.2 million in license fees to Ticketmaster Corporation pursuant to the license agreement. The license agreement was terminated upon the consummation of the Ticketmaster combination.

  Promotional Arrangements between USA and Ticketmaster

        USA has arrangements in place with Ticketmaster, under which USA has provided advertising to Ticketmaster on USA's formerly owned television properties, Sci-Fi Channel and USA Network. On May 7, 2002, USA contributed those assets, together with all of its other entertainment assets, to VUE as part of the VUE transaction. Pursuant to such arrangements, during 2001, Ticketmaster received a total of $21.3 million from USA in the form of advertising, for which no consideration was paid. Of the $21.3 million, $9.7 million was provided to satisfy an obligation of Ticketmaster to a third party business partner and $11.6 million was provided to Ticketmaster and recorded as sales and marketing expense. The advertising provided by USA was reflected as a reduction of the $16.0 million receivable of promotional services due from the sale of TMC Realty by Ticketmaster to USA and as an equity contribution of $5.3 million. During the years ended December 31, 2000 and 1999, Ticketmaster received additional equity investments of $7.3 million and $0.2 million, respectively, from USA in the form of advertising, for which no consideration was paid. During the nine months ended September 30, 2002, Ticketmaster received a total of an additional $6.4 million in equity investments in the form of advertising from USA, of which $4.7 million was provided to satisfy Ticketmaster's obligation to a third party business partner and $1.7 million was provided to Ticketmaster. As of September 30, 2002, USA was committed to provide an additional $7.0 million to satisfy the remaining third party obligation for no additional consideration and notwithstanding the contribution of those television properties to VUE.

  Ticketmaster's Line of Credit from USA

        In connection with the Ticketmaster combination, Ticketmaster entered into a revolving credit facility with USA that provided Ticketmaster with $25 million in available credit at USA's borrowing rate through May 1, 2001, subject to certain terms and conditions. All amounts borrowed under the revolving credit facility were payable upon demand. During 2001, Ticketmaster borrowed and repaid USA $24 million under the terms of the revolving credit facility. Ticketmaster also had outstanding an additional $0.1 million of letters of credit with third parties which are guaranteed by USA.

  TMC Realty

        In the contribution agreement pursuant to which the Ticketmaster combination was effected, Ticketmaster granted USA an option to acquire all of Ticketmaster's interest in TMC Realty LLC (formerly TMC Realty Co.), an entity whose primary asset is an office building located in Hollywood, California, which is used as the Los Angeles office of USA and its affiliates. USA exercised the option in 2001 and Ticketmaster completed the transfer of its interest in TMC Realty to USA in February 2001. As consideration for Ticketmaster's interest in TMC Realty, USA assumed all liabilities of TMC Realty outstanding prior to the closing of the Ticketmaster combination and agreed to provide to Ticketmaster promotional services equal in value to $28.8 million minus the value of all TMC Realty liabilities assumed by USA.

  Hotels.com

        Ticketmaster had an arrangement with Hotels.com, pursuant to which Ticketmaster sold hotel rooms to its Citysearch.com customers and provided certain advertising and distribution services to Hotels.com. Under the arrangement, Ticketmaster marketed Hotel.com's hotel products via the Internet in return for (a) links from Hotels.com's websites and newsletters to the Citysearch.com web site; and (b) a 5% commission on the gross revenues generated from rooms booked through the Citysearch.com website. This arrangement was terminated on May 30, 2002, although certain commission payments are expected to be received following such date. The commission paid by Hotels.com to Ticketmaster pursuant to this arrangement was $0.4 million and $0.1 million for the years ended December 31, 2001 and 2000, respectively, and $0.4 million in 2002 through September 30, 2002.

        Ticketmaster also has entered into an arrangement with Hotels.com, pursuant to which Ticketmaster provides outsourced call center services to Hotels.com. For the years ended December 31, 2001 and December 31, 2000, Ticketmaster received fees of $1.4 million and $0.3 million, respectively, from Hotels.com under this arrangement.

  Expedia, Inc.

        On June 4, 2002, Expedia, Inc. and Ticketmaster announced a strategic alliance. The agreement includes the creation of Citysearch's new "Getaways Channel," a content area that enables site visitors to plan and book trips using Expedia.com's booking engine, the addition of Citysearch local content to Expedia.com, and the availability of selected Ticketmaster events when travelers shop for flights or hotels on Expedia.com. Through the alliance, Citysearch will also become a preferred provider of local content on Expedia, Inc., distributing information on attractions, restaurants, music and nightlife, sports and recreation, and shopping. For the nine months ended September 30, 2002, Ticketmaster received $0.2 million from Expedia, Inc. for these services.

  Electronic Commerce Service

        In June 2000, Ticketmaster's Electronic Commerce Service operations with net assets of $0.2 million were transferred to USA. The transfer was accounted for as an exchange of assets between entities under common control. No gain or loss was recognized upon the transfer.

  Other Arrangements between USA and Ticketmaster

        Ticketmaster Corporation, a wholly owned subsidiary of Ticketmaster, either alone or with subsidiaries of USA, is party to a number of arrangements with USA and its other subsidiaries. These arrangements include the following:

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  in connection with certain of the ticketing arrangements entered into by Ticketmaster Corporation, USA has provided certain financial accommodations to third parties to facilitate those arrangements;

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  USA has leased certain real property from Ticketmaster Corporation at fair market rates; and

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  Ticketmaster Corporation was, along with other subsidiaries of USA, a guarantor under credit facilities benefiting USA. Ticketmaster Corporation's guarantees under these credit facilities were released upon the closing of the Ticketmaster combination. In addition, Ticketmaster Corporation has been provided with corporate and, from time to time, other services, from USA or one or more of its subsidiaries, none of which is material to Ticketmaster Corporation.

        Each of USA's subsidiaries, including Ticketmaster, participates in USA's health and welfare benefit plans, with a portion of the costs allocated to such subsidiaries.

  USA's Relationships with Executive Officers and Directors of Ticketmaster

  USA's Representation on the Ticketmaster Board

        Five of the eleven directors of Ticketmaster at the time Ticketmaster's board approved the merger agreement—Barry Diller, Victor Kaufman, Dara Khosrowshahi, Julius Genachowski and Daniel Marriott—are executive officers of USA, and two of them—Messrs. Diller and Kaufman—are also directors of USA. In addition, Richard Barton, president and chief executive officer of Expedia, Inc., previously served as a director of Ticketmaster until August 16, 2002 and David Ellen, an officer of USA, joined the Ticketmaster board on November 4, 2002 to replace Mr. Genachowski. Please see USA's definitive proxy statement, dated April 30, 2002, which is incorporated by reference into this information statement/prospectus, for information regarding USA's arrangements with those executive officers and directors of USA.

  Amendment of Daniel Marriott Employment Agreement

        In connection with Mr. Marriott's separation from Ticketmaster and his becoming an executive officer of USA, Ticketmaster and Mr. Marriott amended his employment agreement to provide that stock options and restricted stock granted by Ticketmaster to Mr. Marriott will continue to vest while he is employed by USA and, in the case of his stock options, continue to be exercisable until 90 days after his separation from USA. Mr. Marriott's obligations to not compete with Ticketmaster's businesses and to maintain the confidentiality of Ticketmaster's information were extended to one year after his separation from USA. In connection with this amendment, Ticketmaster recognized a one-time non-cash compensation expense of $541,325 in the first quarter of 2002 which was incremental to the compensation expense it would have recognized had Mr. Marriott left Ticketmaster and not joined USA.

  Equity Based Compensation Provided by USA

        In the ordinary course of business, employees of USA's affiliates, including Ticketmaster, may participate in one or more of USA's equity based or other benefit plans, including Ticketmaster equity based plans assumed by USA in connection with USA's 1998 acquisition of Ticketmaster Group, Inc. In addition, in the ordinary course of business and from time to time, officers and directors of Ticketmaster and USA's other subsidiaries have been granted restricted stock awards with respect to shares of USA common stock and options to acquire shares of USA common stock.

        See also "Certain Relationships and Related Party Transactions" (or similar captions) contained in the 2002 definitive proxy statements of USA, Ticketmaster, Expedia, Inc. and Hotels.com and the "Related Party Transactions" and "Business Acquisitions" (or similar captions) notes to the audited financial statements of such companies included in their respective Annual Reports for the year ended December 31, 2001 (or in the case of Expedia, the six-month period ended December 31, 2001), all of which are incorporated into this document by reference.

Relationships with Other Affiliates of Ticketmaster

        USA owns controlling interests in Ticketmaster, Hotels.com, Expedia, Inc. and Styleclick, Inc. As a result, each of Hotels.com, Expedia, Inc. and Styleclick, Inc., as well as other majority or wholly owned subsidiaries of USA, all of which are affiliates of USA, may also be deemed affiliates of Ticketmaster. The following information summarizes the material arrangements between USA and its affiliates or material arrangements between affiliates of USA. Except as otherwise described, none of Ticketmaster nor any of its subsidiaries is a party to any of the following arrangements.

  Generally

        In the ordinary course of business, USA engages in a number of commercial and administrative transactions with its affiliates, and several of USA's affiliates engage in transactions with each other. Except as otherwise described in this information statement/prospectus, we do not believe that any of those commercial or administrative transactions are material to USA. Examples of such transactions include, among other things:

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  In the ordinary course, USA may guarantee or post a letter of credit to secure specified obligations of its subsidiaries, including Ticketmaster and USA's other publicly held subsidiaries, including, among other things, under indebtedness for money borrowed and leases with third parties.

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  USA's affiliate relations group performs services for HSN related to the procurement of distribution of programming on multi-channel video systems, including contract negotiations and related services.

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  USA's subsidiaries may utilize Precision Response Corporation's, or PRC, call centers and/or HSN's fulfillment services from time to time.

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  USA coordinates health benefits and insurance on a company wide basis, including USA's publicly held subsidiaries (other than Expedia, Inc.). Each subsidiary and division is charged an expense allocation in connection with such services. USA also coordinates cash management services for its wholly owned subsidiaries.

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  It is expected that Interval International, which was acquired by USA on September 24, 2002, will coordinate with USA's other subsidiaries, including USA's publicly held subsidiaries.

  Hotels.com

        During 2001, USA contributed $0.5 million of television advertising on its cable channels to Hotels.com for which Hotels.com paid no consideration. Additionally, during the first quarter of 2002, USA contributed $0.9 million of television advertising on its cable channels for which Hotels.com paid no consideration.

        In March 2002, Hotels.com entered into an arrangement with PRC, a subsidiary of USA, for outsourced call center services. Fees paid by Hotels.com to PRC during the nine months ended September 30, 2002 were $1.2 million.

  Expedia, Inc.

        On February 4, 2002, USA completed its acquisition of a controlling interest in Expedia, Inc. through a merger transaction. Immediately following the merger, USA owned all of the outstanding shares of Expedia, Inc.'s high-vote stock, representing approximately 64.2% of its outstanding shares, and 94.9% of the voting interest in Expedia, Inc. On February 20, 2002, USA acquired an additional 936,815 shares of Expedia, Inc.'s low-vote stock, increasing its ownership to approximately 65% of Expedia, Inc.'s outstanding shares, with USA's voting percentages remaining unchanged.

        In connection with the Expedia transaction, USA granted to Expedia, Inc. the right to advertising, marketing and promotion time, valued at $15 million for each of the five years after consummation of the merger, on the various media outlets related to USA. In addition, Expedia, Inc. received a two-year option to purchase a one-third interest in a new television channel to be developed by USA. The exercise price of the option will equal one-third of USA's cost, plus interest, up to the date of exercise.

        Hotels.com and Expedia, Inc., both of which companies are controlled by USA, have previously announced that they would explore areas where the two companies might work together in ways that would benefit each of their respective customers and stockholders. Although there continue to be many areas of the companies' respective businesses where Hotels.com and Expedia, Inc. have decided that they can best achieve their goals through separate strategies and practices, there have been instances where, fully consistent with each company's existing contractual agreements, Hotels.com and Expedia, Inc. have worked cooperatively with each other, and each of Hotels.com and Expedia, Inc. anticipates that they will continue to explore such possibilities in the future.

  Styleclick

        On July 27, 2000, USA and Styleclick.com Inc., an enabler of e-commerce for manufacturers and retailers, completed the merger of Internet Shopping Network, a subsidiary of USA, and Styleclick.com. The entities were merged with a new company, Styleclick, Inc., which owns and operates the combined properties of Styleclick.com and ISN. Styleclick, Inc. is traded on the OTC under the symbol "IBUYA." In accordance with the terms of the merger agreement, USA invested $40 million in cash and agreed to contribute $10 million in dedicated media, and received warrants to purchase additional shares of the new company. At closing, Styleclick.com repaid $10 million of borrowings outstanding under a bridge loan provided by USA. The aggregate purchase price, including transaction costs, was $211.9 million. As of September 30, 2002, Styleclick owed approximately $12.35 million to USA under an outstanding $15 million line of credit.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        You should be aware that, as described below, some of the executive officers and directors of Ticketmaster, including those who are also executive officers and/or directors of USA, may have interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Ticketmaster generally. The Ticketmaster board of directors and its special committee, and the executive committee of the USA board of directors, were aware of these interests and considered them, among other matters, in approving the merger, the merger agreement and the transactions contemplated by the merger agreement. At the close of business on September 15, 2002, executive officers and directors of Ticketmaster beneficially owned approximately 1.49% of the outstanding shares of Ticketmaster common stock (excluding the shares of Ticketmaster common stock held by USA that Mr. Diller may be deemed to beneficially own), collectively representing less than one percent of the total voting power of shares of Ticketmaster common stock outstanding on that date. At the close of business on September 15, 2002, executive officers and directors of USA beneficially owned less than 1% of the outstanding shares of Ticketmaster common stock (excluding the Ticketmaster shares held by USA that Mr. Diller may be deemed beneficially to own), collectively representing less than one percent of the total voting power of Ticketmaster shares outstanding on that date. As USA has delivered a written consent approving the merger, the vote of the directors and executive officers of Ticketmaster and USA in their capacities as stockholders of Ticketmaster is not required to approve the merger.

Treatment of Employee and Director Stock Options and Restricted Stock

        Pursuant to the merger agreement and the terms of Ticketmaster's various stock plans, at the effective time of the merger, each Ticketmaster stock option outstanding and unexercised at the effective time of the merger will cease to represent an option to purchase Ticketmaster common stock and will be converted into an option to acquire a number of shares of USA common stock equal to the number of shares of Ticketmaster common stock subject to the option immediately prior to the effective time of the merger multiplied by 0.935, the exchange ratio in the merger, rounded to the nearest whole number of shares of USA common stock. The per share exercise price for the converted option will be the per share exercise price for the corresponding Ticketmaster stock option immediately prior to the effective time divided by the exchange ratio. The converted stock options will otherwise continue to be governed by the same terms and conditions as immediately prior to the completion of the merger.

        Assuming that the executive officers and directors of Ticketmaster exercise no Ticketmaster options from the date of this information statement/prospectus through the effective time of the merger and no Ticketmaster option grants are made following the date of this information statement/prospectus, the number of Ticketmaster options that would convert into options to purchase shares of USA common stock at the effective time of the merger for each of the Ticketmaster directors who hold options and who are not employees of USA or Ticketmaster and each of the named executive officers of Ticketmaster who remain employed with Ticketmaster would be: 55,000 for Mr. Alan Spoon, 45,000 for Mr. Robert Davis, 55,000 for Mr. Bryan Lourd, 45,000 for Mr. Michael Schrage, 357,250 for Mr. Terry Barnes, 1,047,025 for Mr. John Pleasants (including options to acquire 75,000 restricted shares of Ticketmaster common stock), 590,000 for Mr. Thomas McInerney (including options to acquire 5,000 restricted shares of Ticketmaster common stock), and 187,126 for Mr. Brad Serwin. The number of options that would convert into options to purchase shares of USA common stock at the effective time of the merger held by the executive officers and directors of Ticketmaster (other than the directors and executive officers referred to above) would be approximately 1,230,523 (including options to acquire 25,000 restricted shares of Ticketmaster common stock) in the aggregate.

        Assuming that the executive officers and directors of Ticketmaster exercise no Ticketmaster options from the date of this information statement/prospectus through the effective time of the merger and no Ticketmaster options to purchase restricted shares of Ticketmaster common stock are granted following the date of this information statement/prospectus, the number of Ticketmaster options to purchase restricted shares of Ticketmaster common stock that would convert into options to purchase restricted shares of USA common stock at the effective time of the merger for each of Messrs. John Pleasants, Daniel Marriott and Thomas McInerney would be 75,000, 20,000 and 5,000, respectively. None of the other Ticketmaster directors or named executive officers hold any Ticketmaster options to purchase restricted shares of Ticketmaster common stock that would convert into options to purchase restricted shares of USA common stock at the effective time of the merger.

        Assuming that Mr. Marriott exercises no Ticketmaster options from the date of this information statement/prospectus through the effective time of the merger and no Ticketmaster option grants are made following the date of this information statement/prospectus, Mr. Marriott may be deemed to beneficially own 800,523 Ticketmaster options (including options to acquire 20,000 restricted shares of Ticketmaster common stock) that would convert into options to purchase shares of USA common stock at the effective time of the merger. No other executive officer or director of USA holds any Ticketmaster options that would convert into options to purchase shares of USA common stock at the effective time of the merger.

        Options to acquire shares of USA common stock will not be affected by the merger, and will remain outstanding following completion of the merger. As of September 15, 2002, Messrs. Terry Barnes, John Pleasants, Thomas McInerney and Brad Serwin held options to acquire 245,000, 315,000, 85,000 and 25,000 shares of USA common stock, respectively, of which options to acquire 80,000, 107,500, 7,500, and no shares of USA common stock, respectively, were exercisable within 60 days of September 15, 2002. In addition, as of September 15, 2002, Messrs. Terry Barnes and Brad Serwin held 33,000 and 1,000 restricted shares of USA common stock subject to vesting.

        Other than as described above, or under "Beneficial Ownership of Shares of USA and Ticketmaster," no Ticketmaster director or executive officer beneficially owned any USA shares or Ticketmaster shares as of September 15, 2002. Other than as set forth above, or under "Beneficial Ownership of Shares of USA and Ticketmaster," no USA director or executive officer beneficially owned any USA shares or Ticketmaster shares as of September 15, 2002.

Composition of Ticketmaster's and USA's Boards of Directors

        Five of the eleven directors of Ticketmaster at the time Ticketmaster's board approved the merger agreement—Barry Diller, Victor Kaufman, Dara Khosrowshahi, Julius Genachowski and Daniel Marriott—are executive officers of USA, and two of them—Messrs. Diller and Kaufman—are also directors of USA. On November 4, 2002, David Ellen, an officer of USA, joined the Ticketmaster board to replace Mr. Genachowski. Two other directors of Ticketmaster—Terry Barnes and John Pleasants—are current executive officers of Ticketmaster. Upon completion of the merger, the directors of T Merger Corp. will become the directors of Ticketmaster. USA also may approach certain of the non-USA directors of Ticketmaster to serve on the boards of directors of USA and/or its other subsidiaries.

Employment Arrangements

        On September 11, 2002, at a regularly scheduled meeting of the compensation committee of the USA board of directors, the compensation committee approved certain arrangements with Sean Moriarity, Executive Vice President—Products & Technology of Ticketmaster, Paul LaFontaine, Executive Vice President—Emerging Markets of Ticketmaster, Thomas McInerney, Executive Vice President and Chief Financial Officer of Ticketmaster, and Jeff Goldstein, Vice President—Corporate Strategy and Development of Ticketmaster.

        Following such approval, and approval by the compensation committee of Ticketmaster's board of directors, Ticketmaster entered into formal agreements with each of Messrs. Moriarity, LaFontaine, McInerney and Goldstein. Mr. McInerney's agreement was superseded by a subsequent agreement with USA, which is described below. Under the terms of the agreements, in the event that the executive's responsibilities are materially diminished from those in effect on May 31, 2002 (or in the case of Mr. Goldstein only, the executive is reassigned to a single business unit or is relocated at least 100 miles from his current place of employment, or, in the case of Mr. McInerney only, Ticketmaster ceases to be a publicly traded entity, which will occur upon consummation of the merger), the executive will discuss with Ticketmaster whether the executive will continue to be employed by Ticketmaster and, if so, in what capacity, but neither party will be obligated to continue the employment relationship. If no continuing role is agreed upon (within 60 days after the material diminution in the case of Mr. LaFontaine only), the executive's employment would terminate on the earlier of June 1, 2003 or three months following the material diminution (or other triggering event) or such shorter period as Ticketmaster or USA shall determine, except in the case of Mr. McInerney whose employment would terminate on June 1, 2003. In the event of a termination of employment pursuant to the preceding sentence, the executive will be entitled to:

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  a lump sum cash severance payment equal to six months of base salary,

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  if not already paid, a pro-rata bonus for years 2002 and/or 2003 through the date of termination, and

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  an amendment of the executive's options, restricted stock and/or other stock-based compensation awards granted by Ticketmaster and USA on or before May 31, 2002 so that the vesting of such awards will continue for an additional 12 months, in the case of Messrs. LaFontaine and Goldstein, and 18 months, in the case of Messrs. Moriarity and McInerney, after the termination of the executive's employment, and the executive will be entitled to exercise such awards for the normal periods after the end of such extended vesting period.

        On December 16, 2002, USA entered into a three-year employment agreement with John Pleasants, which will become effective as of the closing of the merger. Under the agreement, Mr. Pleasants will serve as President, Information and Services, and will initially be responsible for Ticketmaster, Match.com, Citysearch, PRC and, upon the close of the transaction, Entertainment Publications, Inc.

        During the employment term, Mr. Pleasants will receive an annual base salary of $600,000 and will be eligible to receive discretionary annual bonuses. On the later of the effective date of the agreement or the date on which the grant is approved by the compensation committee, Mr. Pleasants will receive a grant of 75,000 shares of restricted stock of USA. Such shares will vest on the third anniversary of the date of grant, subject to Mr. Pleasants' continued employment with USA and the attainment of certain specified performance criteria. In addition, USA will reimburse Mr. Pleasants for certain relocation expenses.

        Upon a termination of Mr. Pleasants' employment by USA other than for "cause," death or disability, USA will continue to pay Mr. Pleasants his salary for the remainder of the term, as well as pay any earned, but unpaid, base salary and any deferred compensation balance. Generally, upon a termination of Mr. Pleasants' employment by USA other than for "cause," all of Mr. Pleasants' restricted stock will vest. Upon Mr. Pleasants' resignation by reason of certain changes in his reporting responsibilities, Mr. Pleasants will be entitled to vest in a pro rata portion of the restricted stock grant through the date of termination plus an additional 20% of such pro rata portion (but in no event will the aggregate grant of restricted shares exceed 75,000) and the remainder of the restricted stock grant will be forfeited.

        On December 16, 2002, USA entered into an employment agreement with Tom McInerney, which supersedes the agreement between Mr. McInerney and Ticketmaster described above. The agreement will become effective as of the closing the merger and will continue until terminated by the parties. Under the agreement, Mr. McInerney will serve as President, Electronic Retailing, and will initially be responsible for HSN and the related TV, Web and catalog business.

        During the employment term, Mr. McInerney will receive an annual base salary of $450,000 and will be eligible to receive discretionary annual bonuses. On the later of the effective date of the agreement or the date on which the grant is approved by the compensation committee, Mr. McInerney will receive a grant of 50,000 shares of restricted stock of USA. Such shares will vest on the third anniversary of the date of grant, subject to Mr. McInerney's continued employment with USA and the attainment of certain specified performance criteria. In addition, USA will reimburse Mr. McInerney for certain travel expenses, including certain relocation and commuting and living expenses.

        Upon Mr. McInerney's resignation for any reason after June 30, 2003, (1) USA will pay any earned, but unpaid, base salary and will pay Mr. McInerney his deferred compensation balance, (2) any restricted stock or stock options granted to Mr. McInerney on or before May 31, 2002 by USA or Ticketmaster and/or Ticketmaster Online-Citysearch, Inc. will continue to vest and generally be exercisable until the date that is 18 months after the date of termination, (3) Mr. McInerney will receive a bonus for fiscal 2002 (to the extent not already paid) and (4) Mr. McInerney will be eligible to receive a discretionary pro-rata annual bonus for the year in which such resignation occurs. Upon a termination of Mr. McInerney's employment by USA other than for "cause," death or disability or in the event of Mr. McInerney's resignation for "good reason," the restricted stock granted under the agreement will vest in full and Mr. McInerney will be entitled to all of the rights specified in the preceding sentence, except that instead of being eligible for a pro rata bonus as described in clause (4) above, he will be entitled to receive such a pro-rata bonus.

Compensation of Members of the Special Committee

        Each of Messrs. Davis, Lourd, Schrage and Spoon has been compensated for serving as a member of the special committee. This compensation was authorized by the Ticketmaster board of directors in order to compensate the members of the special committee for the significant additional time commitment that was required of them in connection with fulfilling their duties and responsibilities as members of the special committee and was paid without regard to whether the special committee recommended a transaction with USA or whether a transaction with USA is completed. Each of Messrs. Davis, Lourd and Schrage received or will receive $10,000 per month of active service on the special committee up to a maximum of $100,000 per director, and Mr. Spoon, as Chairman of the special committee, received or will receive $15,000 per month of active service on the special committee up to a maximum of $150,000.

        On November 4, 2002, the Ticketmaster board of directors passed a resolution providing that, effective upon the separation of the non-employee directors from the Ticketmaster board as a result of the consummation of the merger, all outstanding, but unvested, options to purchase Ticketmaster common stock held by each such director as of immediately prior to the effective time of the merger will become fully vested and immediately exercisable by the respective directors, and the post-termination exercise period for such options will be extended from the three-month period following separation set forth in the plans under which the options were issued, to the second anniversary of the completion of the merger, or if earlier, the expiration of the term of the option. All other provisions of such options will remain in effect as set forth in the plans under which the options were issued, subject to the treatment of such options in the merger as described under "The Merger Agreement—Treatment of Securities in the Merger—Ticketmaster Stock Options and Restricted Stock Awards."

Other Employment Matters

        Under the merger agreement, USA has agreed to cause Ticketmaster, from and after the merger, to fulfill all written employment, severance, termination, consulting and retirement agreements to which Ticketmaster or any of its subsidiaries is a party, pursuant to the terms of those agreements and applicable law.

Indemnification and Insurance

        The merger agreement includes provisions relating to indemnification and insurance for directors, officers and employees of Ticketmaster. See "The Merger Agreement—Covenants—Indemnification; Insurance."

        Ticketmaster has entered into separate indemnification agreements with those of its directors who are not employees or officers of Ticketmaster and/or directors or officers of USA. These agreements require Ticketmaster, among other things, to indemnify these directors against certain liabilities that arise by reason of their status or service as directors in connection with any proceeding whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director of Ticketmaster, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of Ticketmaster and, with respect to any criminal proceeding, has no reasonable cause to believe such person's conduct was unlawful, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification.

THE MERGER AGREEMENT

        This section of the information statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this information statement/prospectus and is incorporated herein by reference. We urge Ticketmaster stockholders to read the merger agreement carefully in its entirety.

General Terms of the Merger Agreement

        On October 9, 2002, USA, Ticketmaster and T Merger Corp. entered into an Agreement and Plan of Merger, or the merger agreement. The merger provided for by the merger agreement will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL. We refer to the effective time of the merger in this document as the effective time.

        At the effective time, T Merger Corp. will be merged with and into Ticketmaster, with Ticketmaster surviving as a wholly owned subsidiary of USA. We sometimes refer to Ticketmaster following the completion of the merger as the surviving corporation. At the effective time, the separate existence of T Merger Corp. will cease. At the effective time, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety in accordance with a form agreed to between USA and Ticketmaster, and the by-laws of T Merger Corp. will become the by-laws of Ticketmaster. Also at the effective time, the directors of T Merger Corp. will become the initial directors of the surviving corporation and the officers of Ticketmaster will continue as the officers of the surviving corporation.

Treatment of Securities in the Merger

  Ticketmaster Shares

        At the effective time, each share of Ticketmaster common stock issued and outstanding immediately prior to the effective time (other than shares held by Ticketmaster, USA or any wholly owned subsidiary of USA, and shares of Ticketmaster Class A common stock held by Ticketmaster stockholders who properly demand dissenters' rights in accordance with Section 262 of the DGCL), will, subject to anti-dilution adjustment of the exchange ratio, be automatically converted into the right to receive 0.935 of a fully paid and nonassessable share of USA common stock. At the effective time, shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock will no longer be outstanding, and will automatically be canceled and retired and will cease to exist, and each certificate previously representing any such shares will thereafter represent only the right to receive the shares of USA common stock to be issued as consideration upon the surrender of those certificates, without interest, except that shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock held by Ticketmaster, USA and any wholly owned subsidiary of USA will be canceled and retired, and will cease to exist, without any payment. No fractional shares of USA common stock will be issued; instead, a cash payment will be made to the holders of shares of Ticketmaster common stock who would otherwise be entitled to receive a fractional share of USA common stock. See "—Cash Instead of Fractional Shares."

        If, between the date of the merger agreement and the effective time, the outstanding shares of USA common stock are changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split-up, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, USA common stock), stock combination, exchange of shares, readjustment or otherwise, as the case may be, then the exchange ratio will be correspondingly adjusted.

        At the effective time, each outstanding share of common stock, par value $0.01 per share, of T Merger Corp., or T Merger Corp. common stock, will be automatically converted into a number of validly issued, fully paid and nonassessable shares of Class B common stock, par value $0.01 per share, of the surviving corporation, or Surviving Corporation Class B common stock. Because USA is the sole holder of all shares of T Merger Corp. common stock, USA will be the sole holder of all outstanding shares of Surviving Corporation Class B common stock. Shares of Surviving Corporation Class B common stock will generally entitle their holder to 15 votes for each such share on all matters submitted for the vote or consent of surviving corporation stockholders, and will vote together with shares of Surviving Corporation common stock (as described below).

        On the date that the merger agreement was executed, Ticketmaster Corporation, an indirect wholly owned subsidiary of Ticketmaster, held 50,260,401 shares of Ticketmaster Class B common stock and 42,480,143 shares of Ticketmaster Class A common stock. Prior to the effective time, Ticketmaster will file a certificate of designations with the Secretary of State of the State of Delaware to designate the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock, par value $0.01 per share, of Ticketmaster, or Ticketmaster preferred stock. Following the filing of the certificate of designations, each share of Ticketmaster preferred stock will have voting, dividend and liquidation rights equivalent to 92,740,544 shares of Ticketmaster common stock, except that shares of Ticketmaster preferred stock will have a liquidation preference equal to $0.01 per share. Immediately prior to the effective time, Ticketmaster will cause all of the Ticketmaster shares held by Ticketmaster Corporation to be exchanged for one share of Ticketmaster preferred stock, which will be the only share of Ticketmaster preferred stock outstanding at such time. At the effective time, this share of Ticketmaster preferred stock will be automatically converted into 92,740,544 validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of the surviving corporation, or Surviving Corporation common stock. Surviving Corporation common stock will be entitled to one vote per share on all matters submitted for the vote or consent of surviving corporation stockholders, and will vote together with shares of Surviving Corporation Class B common stock.

  Ticketmaster Stock Options and Restricted Stock Awards

        At the effective time, each outstanding unexpired and unexercised option to purchase shares of Ticketmaster common stock will be automatically converted at the effective time into an option to purchase shares of USA common stock, in a number determined by multiplying the number of Ticketmaster shares that could have been purchased under the Ticketmaster option immediately prior to the effective time by 0.935, the exchange ratio, rounded to the nearest whole number of shares of USA common stock. The exercise price per share of these options will equal the per-share exercise price of the corresponding Ticketmaster option divided by the exchange ratio. The converted USA options will be subject to the same terms and conditions as the corresponding Ticketmaster options.

        At the effective time, USA will assume Ticketmaster's obligations with respect to each award of Ticketmaster common stock that is subject to restrictions on vesting or transfer or subject to a repurchase right that is outstanding immediately prior to the effective time. The restricted stock awards so assumed will continue to have, and be subject to, the same terms and conditions as provided in the applicable Ticketmaster stock plan and agreements under which the restricted stock award was granted as in effect immediately prior to the effective time. In accordance with the applicable plans and agreements, the assumed restricted stock awards will be converted into a number of shares of USA common stock equal to the number of Ticketmaster shares subject to the restricted stock award immediately prior to the effective time multiplied by the exchange ratio, rounded to the nearest whole number of shares of USA common stock.

        USA has agreed to file a registration statement on Form S-8 or another appropriate registration statement covering the shares of USA common stock underlying the assumed options and assumed restricted stock awards at or prior to the effective time and to keep that registration statement current and effective for so long as the assumed options and restricted stock awards remain outstanding.

  Ticketmaster Warrants

        To the extent expressly required by the terms of any warrant to acquire shares of Ticketmaster common stock, at the effective time, USA will assume Ticketmaster's obligations with respect to each such Ticketmaster warrant outstanding and unexercised immediately prior to the effective time. The Ticketmaster warrants so assumed will continue to have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreements as in effect immediately prior to the effective time, except that (in accordance with, and without duplication of, the provisions set forth in the applicable warrant agreement) (a) each such Ticketmaster warrant will be exercisable solely for a number of shares of USA common stock equal to the product of the number of shares of Ticketmaster common stock subject to such Ticketmaster warrant immediately prior to the effective time multiplied by the exchange ratio of 0.935, rounded to the nearest whole number of shares of USA common stock, and (b) the exercise price with respect to each such Ticketmaster warrant will be appropriately adjusted.

Exchange of Certificates

  Exchange Agent

        USA has appointed The Bank of New York to be the exchange agent under the merger agreement. The exchange agent will accept your certificates for shares of Ticketmaster Class A common stock and/or Ticketmaster Class B common stock, each a Ticketmaster certificate, and exchange them for certificates representing shares of USA common stock and cash instead of fractional shares of USA common stock.

  Exchange Procedures

        Prior to the effective time, USA will deposit with the exchange agent, for the benefit of the holders of shares of Ticketmaster common stock, certificates representing the shares of USA common stock issuable in the merger.

        As soon as practicable after the effective time (but in any event within ten business days after the effective time), the exchange agent will mail to each holder of record of a Ticketmaster certificate, a letter of transmittal and instructions for exchanging their Ticketmaster certificates for the merger consideration. After receipt of the transmittal forms, each holder of a Ticketmaster certificate will be able to surrender his or her Ticketmaster certificate to the exchange agent, and the holder of a Ticketmaster certificate will receive in exchange certificates representing that number of whole shares of USA common stock to which the holder of the Ticketmaster certificate is entitled, together with any cash which may be payable instead of fractional shares of USA common stock and any dividends or other distributions with respect to USA common stock having a record date and paid after the effective time. In the event of a transfer of ownership of shares of Ticketmaster common stock which is not registered on the transfer records of Ticketmaster, a certificate representing the proper number of shares of USA common stock, any cash instead of fractional shares of USA common stock and applicable dividends and distributions may be issued and paid to a transferee if the Ticketmaster certificate representing the applicable Ticketmaster shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. The consideration to be issued in the merger will be delivered by the exchange agent as promptly as practicable following surrender of a Ticketmaster certificate and any other required documents. No interest will be payable on the merger consideration, regardless of any delay in making payments.

  Dividends and Other Distributions

        Holders of shares of Ticketmaster common stock will not be entitled to receive any dividends or distributions payable by USA in respect of USA common stock until they exchange their Ticketmaster certificates for shares of USA common stock. After they deliver their Ticketmaster certificates to the exchange agent, those stockholders will receive, subject to applicable law, the amount of dividends or other distributions on USA common stock having a record date after the effective time previously paid and, at the appropriate payment date, the amount of dividends or other distributions on USA common stock with a record date after the effective time and a payment date after the surrender of such Ticketmaster certificates, without interest.

  Cash Instead of Fractional Shares

        No fractional shares of USA common stock will be issued upon the surrender of Ticketmaster certificates. No dividend or distribution will relate to any fractional share of USA common stock that would otherwise be issuable in the merger, and those fractional shares of USA common stock will not entitle the owner thereof to any voting rights of a USA stockholder.

        Holders of shares of Ticketmaster common stock otherwise entitled to fractional shares of USA common stock, if any, will receive a cash payment instead of the fractional shares of USA common stock they would otherwise be entitled to upon surrender of all of their Ticketmaster certificates. Following completion of the merger, the exchange agent will determine the excess of the number of whole shares of USA common stock delivered to the exchange agent by USA for distribution to Ticketmaster stockholders over the aggregate number of whole shares of USA common stock to be distributed to Ticketmaster stockholders. The exchange agent will then, on behalf of the former Ticketmaster stockholders, sell the excess shares of USA common stock at the then-prevailing prices on the over the counter market, in the manner provided for in the merger agreement, and make the proceeds available for distribution to the former holders of shares of Ticketmaster common stock otherwise entitled to fractional shares of USA common stock upon surrender of their Ticketmaster certificates.

  Dissenting Shares

        Shares of Ticketmaster Class A common stock which are outstanding immediately prior to the effective time and are held by stockholders who have demanded appraisal rights with respect to their shares of Ticketmaster Class A common stock in accordance with Section 262 of the DGCL will not be converted into the right to receive shares of USA common stock in the merger. Holders of those shares will be entitled to receive payment of the appraised value of their shares in accordance with the provisions of Delaware law, except that any shares of Ticketmaster Class A common stock held by a Ticketmaster stockholder seeking appraisal rights who thereafter withdraws his or her demand for appraisal of their shares or lose the right to appraisal as provided under Delaware law will be deemed to have been converted into the merger consideration at the effective time, without interest. All payments to holders of shares of Ticketmaster Class A common stock validly exercising appraisal rights will be paid by Ticketmaster out of Ticketmaster's own funds, and no funds will be supplied directly or indirectly by USA for that purpose.

  Miscellaneous

        Any amount held by the exchange agent on behalf of the former holders of shares of Ticketmaster common stock that remains undistributed to the former Ticketmaster stockholders for 12 months after the effective time will be delivered to USA, upon demand. Following such delivery, former Ticketmaster stockholders that have not validly exchanged Ticketmaster certificates for the merger consideration will be required to look only to USA for payment of the merger consideration.

        None of the exchange agent, USA, T Merger Corp. or Ticketmaster will be liable to any holder of shares of Ticketmaster common stock or shares of USA common stock, as the case may be, for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        If a Ticketmaster certificate has been lost, stolen or destroyed, the exchange agent will issue the USA common stock, cash instead of fractional shares of USA common stock and unpaid dividends and distributions on shares of USA common stock payable under the merger agreement upon receipt of an affidavit with respect to that loss, theft or destruction and a reasonable indemnity.

Representations and Warranties

        In the merger agreement, Ticketmaster, USA and T Merger Corp. make representations and warranties to each other about their respective companies related to, among other things:

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  corporate organization and qualification to do business;
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  capital structure;
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  corporate authority to enter into, and carry out the obligations under, the merger agreement and the enforceability of the merger agreement;
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  approval of the merger agreement by the special committee and Ticketmaster's board of directors, and by the executive committee of USA's board of directors;
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  absence of a breach of organizational documents, laws or material agreements as a result of the merger agreement and the merger;
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  required governmental consents and approvals;
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  compliance with laws;
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  documents filed with the SEC and the financial statements included in those documents;
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  information supplied for use in this information statement/prospectus;
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  payment of fees to finders, brokers or investment bankers in connection with the merger;
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  tax matters; and
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  absence of undisclosed litigation.

        Ticketmaster also made additional representations and warranties to USA and T Merger Corp. related to, among other things:

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  the fairness opinion of the financial advisor to the special committee; and
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  employee benefit plans.

        USA and T Merger Corp. also made additional representations and warranties to Ticketmaster related to, among other things:

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  operations of T Merger Corp.; and
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  USA's ownership of shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock.

        The representations and warranties given by Ticketmaster, USA and T Merger Corp. do not survive completion of the merger.

Covenants

        The merger agreement contains customary covenants as well as specific covenants relating to the conduct of the respective parties' businesses pending completion of the merger.

  Conduct of Business Prior to the Merger

        Ticketmaster has agreed (as to itself and its subsidiaries) that, prior to the completion of the merger or termination of the merger agreement, except as contemplated by the merger agreement or with respect to matters approved by Ticketmaster's board of directors (unless the Ticketmaster directors who are also executive officers of USA either voted against or abstained from voting with respect to such conduct), Ticketmaster and its subsidiaries will conduct their respective businesses in the ordinary and usual course consistent with past practice, including, without limitation, consulting with, advising and obtaining the approval of USA, in each case consistent with past practice. In addition, among other things and subject to certain exceptions, Ticketmaster has agreed (as to itself and its subsidiaries) that, without USA's prior consent, it will not take any of the following actions prior to the completion of the merger or the termination of the merger agreement:

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  declare or pay any dividends or make other distributions;
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  alter its capital stock, including, among other things, stock splits, combinations, reclassifications and substitutions;
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  repurchase, redeem or otherwise acquire any of its capital stock;
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  issue, deliver, pledge, encumber or sell any of its capital stock, convertible securities, or rights, warrants or options to acquire any capital stock or convertible securities, or amend the terms of any such securities;
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  amend its certificate of incorporation, bylaws or other organizational documents;
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  take any action that would reasonably be expected to result in any of the conditions to completion of the merger contained in the merger agreement not being satisfied;
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  merge or consolidate with, or acquire assets or capital stock of, any other person other than in the ordinary course;
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  incur any indebtedness for money borrowed or guarantee any indebtedness for money borrowed by another person, or increase the indebtedness for money borrowed outstanding under any agreement existing on October 9, 2002 relating to indebtedness for money borrowed;
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  make any capital expenditures, other than specified expenditures which have been previously approved by USA and Ticketmaster in the ordinary course;
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  except as may be required by changes in applicable law or U.S. generally accepted accounting principles, change any method, practice or principle of accounting;
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  enter into any new employment agreements, or increase the compensation of any officer or director of Ticketmaster or any senior executive of any of Ticketmaster's subsidiaries or operating units, other than as required by law or agreements in effect on October 9, 2002;
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  amend in any material respect any of the agreements referred to in the preceding bullet, or use its discretion to amend any Ticketmaster benefit plan or accelerate the vesting or any payment under any Ticketmaster benefit plan;
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  enter into any transaction with any officer or director of Ticketmaster or any senior executive of any of Ticketmaster's subsidiaries or operating units;
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  settle or compromise any material litigation or other disputes or proceedings; or
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  authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        USA has agreed (as to itself and its subsidiaries) that, prior to the completion of the merger or the termination of the merger agreement, except as contemplated by the merger agreement or the agreements described in USA's definitive proxy statement, dated March 25, 2002 (which is incorporated by reference into this document), without the prior written consent of Ticketmaster, USA will not take any action that would reasonably be expected to result in any of the conditions to completion of the merger contained in the merger agreement not being satisfied.

  Written Consent

        Pursuant to the merger agreement, USA delivered to Ticketmaster on October 9, 2002 a written consent approving and adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, as a stockholder of Ticketmaster. USA has also agreed that, if the merger agreement is amended and such amendment is approved by the boards of directors of both USA and Ticketmaster or if a subsequent consent is deemed necessary to consummate the merger and the other transactions contemplated by the merger agreement, then USA will either (a) execute and deliver another written consent approving and adopting the merger agreement or (b) at a meeting of Ticketmaster's stockholders at which any proposal to adopt the merger agreement is proposed, cause all Ticketmaster shares owned by it to appear at such meeting so that all such Ticketmaster shares are counted for purposes of obtaining a quorum and to vote such Ticketmaster shares to adopt the merger agreement. In addition, USA has agreed to vote against, and not to execute a written consent in favor of, any proposal that is contrary to the adoption of the merger agreement and the transactions contemplated by the merger agreement.

  Nasdaq Quotation

        USA has agreed to use its reasonable best efforts to cause the shares of USA common stock issuable in the merger (including the shares of USA common stock reserved for issuance with respect to Ticketmaster stock options) to be eligible for quotation on the Nasdaq National Market (or other national market or exchange on which USA common stock is then traded or quoted) prior to the effective time.

  Indemnification; Insurance

        USA has agreed to cause the surviving corporation to maintain in effect, for the benefit of individuals who at or prior to the effective time were directors or officers of Ticketmaster, the provisions regarding indemnification and exculpation of officers and directors (including with respect to advancement of expenses) contained in Ticketmaster's certificate of incorporation and bylaws as of October 9, 2002, and has agreed not to amend, modify or otherwise repeal those provisions for a period of six years from the effective time in any manner that would adversely affect the rights of those individuals under the relevant provisions (unless a modification is required by applicable law and then only to the minimum extent required or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder). If claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) in respect of such claims shall continue, without diminution, until disposition of all such claims.

        Under the merger agreement, the surviving corporation is required to, and USA has agreed to cause the surviving corporation to, to the maximum extent permitted under applicable law, provide to Ticketmaster's directors and officers as of October 9, 2002, the maximum indemnification protection (including with respect to advancement of expenses, including advancing expenses as incurred) permitted under the DGCL for a period of six years after the effective time. If claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) in respect of such claims shall continue, without diminution, until disposition of all such claims.

        Under the merger agreement, the surviving corporation is also required to, and USA has agreed to cause the surviving corporation to, assume, honor and fulfill the obligations of Ticketmaster under any indemnification agreements, including those contained in employment agreements with Ticketmaster's directors, officers and other employees (if any) existing at the effective time. In addition, USA has agreed to provide, or to cause the surviving corporation to provide, for a period of not less than six years after the effective time, Ticketmaster's current and former directors and officers who were covered by Ticketmaster's insurance and indemnification policy on October 9, 2002 with an insurance and indemnification policy (including, without limitation, by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the effective time that is no less favorable than Ticketmaster's policy in existence on October 9, 2002, or, if substantially equivalent insurance coverage is unavailable, the most advantageous directors and officer's insurance policy obtainable for an annual premium equal to 200% of the annual premium being paid by Ticketmaster for such insurance as of October 9, 2002, calculated on the basis of a fair allocation of the portion of the premium if USA arranges for coverage on a group basis.

        In the event that the surviving corporation or any of its successors or assigns consolidates with or merges into another person and is not the continuing or surviving entity, or transfers or conveys all or substantially all of its properties and assets to another person, proper provision will be made so that the successors and assigns of the surviving corporation, or, at USA's option, USA, will assume the obligations regarding indemnification and insurance described above.

  Employee Matters

        From and after the effective time, USA has agreed to cause the surviving corporation to fulfill all written employment, severance, termination, consulting and retirement agreements, as in effect on October 9, 2002, to which Ticketmaster or any of its subsidiaries is a party, pursuant to the terms of those agreements and applicable law.

  Additional Covenants

        Ticketmaster, USA and T Merger Corp. have agreed to other customary covenants in the merger agreement, including, among other things, with respect to:

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  access to information;
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  the preparation of this information statement/prospectus and the registration statement of which this information statement/prospectus is a part;
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  the taking of specified actions to facilitate completion of the merger and the other transactions contemplated by the merger agreement, and the taking of additional actions after the effective time that are necessary or desirable to carry out the purposes of the merger agreement;
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  the obtaining of any consents or approvals necessary in order to complete the merger and the other transactions contemplated by the merger agreement;
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  Ticketmaster's efforts to cause its affiliates to deliver to USA the written agreements described above under "The Merger—Resale of USA Common Stock";
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  notification to the other parties to the merger agreement of specified matters prior to completion of the merger;
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  the agreement not to take actions that would jeopardize qualification of the merger as a reorganization under U.S. tax laws;
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  public announcements related to the merger and the other transactions contemplated by the merger agreement;
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  participation in stockholder litigation; and
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  actions to exempt the acquisition and disposition of securities in connection with the merger under Rule 16b-3 under the Exchange Act.

Conditions to the Merger

        The respective obligations of USA, T Merger Corp. and Ticketmaster to effect the merger are subject to the satisfaction or waiver of a number of customary conditions before completion of the merger, including:

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  20 calendar days having elapsed from the date on which this information statement/prospectus is mailed to Ticketmaster stockholders;
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  the registration statement on Form S-4 covering the shares of USA common stock to be issued in the merger, of which this information statement/prospectus is a part, having been declared effective and not being the subject of any stop order or proceeding by the SEC seeking a stop order;
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  all other material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity necessary for the completion of the merger having been filed, expired or been obtained, except where the failure to so file, obtain or expire would not, in the reasonable opinion of USA, have a material adverse effect on Ticketmaster or USA;
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  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the merger or the other transactions contemplated by the merger agreement being in effect; no proceeding being brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing being pending or threatened; and there not being any action taken, or any statute, rule, regulation or order enacted, entered or enforced which makes the consummation of the merger or the other transactions contemplated by the merger agreement illegal or prevents or prohibits the merger or those other transactions;
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  the shares of USA common stock issuable to Ticketmaster's stockholders pursuant to the merger (including the shares of USA common stock reserved for issuance with respect to Ticketmaster stock options) having been authorized for quotation on the Nasdaq Stock Market (or other national market or exchange on which USA common stock is then traded or quoted), upon official notice of issuance;
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  the representations and warranties of the other party contained in the merger agreement being true and correct as of the date of the merger agreement, without regard to any materiality or material adverse effect qualifications, except as would not have a material adverse effect on the party making those representations and warranties, and the representations and warranties of the other party contained in the merger agreement related to the accuracy of information provided by such party for inclusion in this information statement/prospectus being true and correct as of the date the merger is completed as if made on that date;
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  the performance in all material respects by the other party of its respective obligations and covenants, taken as a whole, required to be performed by such party under the merger agreement prior to or as of the closing date;
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  the receipt of certificates signed by a senior executive officer of the other party certifying to the accuracy of such party's representations and warranties and the performance by such party of its obligations, in each case as described above; and
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  USA and T Merger Corp. having received a written opinion from Wachtell Lipton, dated the date the merger is completed, and Ticketmaster having received a written opinion from Mintz Levin, dated the date the merger is completed, regarding the tax-free nature of the merger.

        Subject to specified exceptions, "material adverse effect" generally means any change, event or effect that is materially adverse to the business, financial condition or results of operations of USA and its subsidiaries or Ticketmaster and its subsidiaries, as the case may be.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the effective time, whether or not Ticketmaster stockholders have approved the merger, by:

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  mutual written consent, duly authorized by Ticketmaster's board of directors, based on the recommendation of the special committee, and by USA's board of directors;
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  by either USA or Ticketmaster if the merger has not been completed by June 30, 2003, provided that a party cannot terminate the merger agreement if such party's actions or failure to act caused or resulted in the failure of the merger to occur by June 30, 2003 and such actions or failure to act constitute a breach of the merger agreement;
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  by either USA or Ticketmaster if a court of competent jurisdiction or other governmental entity issues an order, decree or ruling (which is final and nonappealable), or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting completion of the merger; and
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  by either USA or Ticketmaster if the other party breaches any of its representations, warranties, covenants or agreements contained in the merger agreement such that the conditions relating to the accuracy of that party's representations and the performance of that party's obligations have become incapable of fulfillment, and the breach has not been waived by the party seeking to terminate as a result of such breach.

Amendment; Waiver

  Amendment

        The merger agreement may be amended with the approval of the boards of directors of USA and Ticketmaster prior to the effective time by an instrument in writing signed by USA, T Merger Corp. and Ticketmaster, provided that no amendment will be approved by Ticketmaster's board of directors unless the amendment is recommended by the special committee and, if required by law, approved by the disinterested directors on Ticketmaster's board. In addition, after approval of the merger agreement by Ticketmaster's stockholders, no amendment may be made which requires further approval of Ticketmaster's stockholders without such further approval.

  Waiver

        At any time prior to the effective time, USA and Ticketmaster may, in writing, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any extension or waiver on behalf of Ticketmaster will be taken only upon the recommendation of the special committee (and, if required by law, by the disinterested directors on Ticketmaster's board).

Fees and Expenses

        All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those fees and expenses, whether or not the merger is completed.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF USA

        In the tables below, we provide you with unaudited pro forma combined condensed financial information for USA giving effect to the following transactions:

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  the Ticketmaster combination completed on January 31, 2001,

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  the Expedia transaction completed on February 4, 2002,

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  the VUE transaction completed on May 7, 2002,

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  the Holdco exchange completed on June 27, 2002, and

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  the merger.

The results of the USA Entertainment Group are presented as discontinued operations in the historical financial statements of USA, and therefore have been excluded from the unaudited pro forma combined condensed financial statements of USA. We also provide you with unaudited pro forma combined condensed financial information for Expedia, Inc. for the year ended December 31, 2001.

        The unaudited pro forma combined condensed financial statements of USA reflect some assumptions regarding the transactions and are based on the historical financial statements of USA. The unaudited pro forma combined condensed financial statements of USA, including the notes accompanying them, are qualified in their entirety by reference to, and should be read in conjunction with, USA's audited financial statements, including the notes accompanying them, which are incorporated by reference into this information statement/prospectus.

        The unaudited pro forma combined condensed balance sheet as of September 30, 2002 gives effect to the merger as if it occurred on September 30, 2002. All other transactions described above have been reflected in the historical balance sheet as of September 30, 2002.

        The unaudited pro forma combined condensed statement of operations for the year ended December 31, 2001 reflects USA's audited statements of operations for the year ended December 31, 2001 and Expedia, Inc.'s results for the twelve months ended December 31, 2001, adjusted for the pro forma effects of the Ticketmaster combination, the Expedia transaction, the VUE transaction, the Holdco exchange and the merger, as if those transactions had occurred as of January 1, 2001.

        The unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2002 reflects USA's unaudited statements of operations for the nine months ended September 30, 2002, adjusted for the pro forma effects of the Expedia transaction, the VUE transaction, the Holdco exchange and the merger as if those transactions had occurred on January 1, 2002. The Ticketmaster combination has been reflected in the historical statement of operations for the nine months ended September 30, 2002.

        USA is in the process of evaluating the fair value of the additional interest to be acquired in Ticketmaster's assets and liabilities as a result of the merger as well as the additional interest acquired in HSN's assets as a result of the VUE transaction and the Holdco exchange, including the allocation of intangibles other than goodwill. Accordingly, the purchase accounting information is preliminary and has been made solely for the purpose of developing the unaudited pro forma combined condensed financial information contained in the following pages.

        The unaudited pro forma combined condensed statement of operations is neither necessarily indicative of the results of operations that would have been reported had these transactions occurred on January 1, 2001 nor necessarily indicative of USA's future financial results of operations.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Balance Sheet
September 30, 2002
(In thousands)

	USA Historical	Ticketmaster Merger(1)		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$675,413	$—		$675,413
Restricted cash	13,931	—		13,931
Marketable securities	2,470,615	—		2,470,615
Accounts and notes receivable, net	316,615	—		316,615
Inventories, net	216,909	—		216,909
Other	180,891	—		180,891

Total current assets	3,874,374	—		3,874,374
Property, plant and equipment, net	434,264	—		434,264
Intangible assets including goodwill, net	7,009,378	502,072		7,511,450
Cable distributions fees, net	173,800	—		173,800
Long-term investments	1,605,605	—		1,605,605
Preferred interest exchangeable for common stock	1,428,530	—		1,428,530
Deferred charges and other	176,197	—		176,197

Total assets	$14,702,148	$502,072		$15,204,220

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$36,231	$—		$36,231
Accounts payable, accrued and other current liabilities	383,307	—		383,307
Accounts payable, client accounts	182,860	—		182,860
Cable distribution fees payable	65,852	—		65,852
Deferred revenue	307,832	—		307,832
Other accrued liabilities	711,481	—		711,481

Total current liabilities	1,687,563	—		1,687,563
Long-term obligations, net of current maturities	508,237	—		508,237
Other long-term liabilities	84,405	—		84,405
Deferred income taxes	2,207,243	—		2,207,243
Minority interest	1,009,953	(435,383	)(12)	574,570
Common stock exchangeable for preferred interest	1,428,530	—		1,428,530
Stockholders' equity	7,776,217	937,455		8,713,672

Total liabilities and stockholders' equity	$14,702,148	$502,072		$15,204,220

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Nine Months Ended September 30, 2002
(In thousands, except per share data)

	USA Historical	Expedia Historical(2)	Expedia Pro Forma Adjustments		VUE Pro Forma Adjustments		Holdco Exchange		Ticketmaster Merger		Pro Forma Combined
NET REVENUES:
HSN-US	$1,141,270	$—	$—		$—		$—		$—		$1,141,270
Ticketing	490,925	—	—		—		—		—		490,925
Match.com	88,182	—	—		—		—		—		88,182
Hotels.com	672,814	—	—		—		—		—		672,814
Expedia	389,865	35,487	—		—		—		—		425,352
Interval	2,319	—	—		—		—		—		2,319
PRC	217,212	—	—		—		—		—		217,212
Citysearch and related	22,479	—	—		—		—		—		22,479
International TV Shopping & other	234,557	—	—		—		—		—		234,557
USA Electronic Commerce Solutions LLC/Styleclick	30,386	—	—		—		—		—		30,386
Intersegment elimination	(7,773)	—	—		—		—		—		(7,773)

Total net revenues	3,282,236	35,487	—		—		—		—		3,317,723

Operating costs and expenses
Cost of sales	2,014,532	10,586	—		—		—		—		2,025,118
Other costs	899,199	15,723	—		—		—		—		914,922
Amortization of cable distribution fees	38,679	—	—		—		—		—		38,679
Amortization of non-cash compensation	10,199	930	—		—		—		4,774	(11)	15,903
Non-cash distribution and marketing expense	27,485	—	—		4,059	(5)	—		—		31,544
Depreciation and amortization	241,917	5,238	2,427	(3)	—		—		—		249,582
Goodwill impairment	22,247	—	—		—		—		—		22,247

Total operating costs and expenses	3,254,258	32,477	2,427		4,059		—		4,774		3,297,995

Operating income (loss)	27,978	3,010	(2,427)		(4,059)		—		(4,774)		19,728
Interest and other, net	(92,346)	324	—		34,335	(6)	—		—		(57,687)

Earnings (loss) before income taxes and minority interest	(64,368)	3,334	(2,427)		30,276		—		(4,774)		(37,959)
Income tax expense	(58,407)	(1,424)	—		(11,383	)(7)	—		1,873	(11)	(69,341)
Minority interest	(17,964)	—	(692	)(4)	(12,855	)(8)	(8,249	)(9)	4,813	(12)	(34,947)

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$(140,739)	$1,910	$(3,119)		$6,038		$(8,249)		$1,912		$(142,247)

Loss per common share from continuing operations
Basic and diluted	$(0.34)										$(0.29)

Weighted average shares outstanding	418,559										491,250

Weighted average diluted shares outstanding	418,559										491,250

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

USA INTERACTIVE
Unaudited Pro Forma Combined Condensed Statement of Operations
Year Ended December 31, 2001
(In thousands, except per share data)

	USA Historical	Ticketmaster Combination		Expedia Historical(2)	Expedia Pro Forma Adjustments	VUE Pro Forma Adjustments		Holdco Exchange		Ticketmaster Merger(1)		Pro Forma Combined
NET REVENUES:
HSN—U.S.	$1,658,904	$—		$—	$—	$—		$—		$—		$1,658,904
Ticketing	579,679	—		—	—	—		—		—		579,679
Match.com	49,249	—		—	—	—		—		—		49,249
Hotels.com	536,497	—		—	—	—		—		—		536,497
Expedia	—	—		296,936	—	—		—		—		296,936
PRC	298,678	—		—	—	—		—		—		298,678
CitySearch and related	46,108	—		—	—	—		—		—		46,108
International TV Shopping and other	272,569	—		—	—	—		—		—		272,569
USA Electronic Commerce Solutions LLC/Styleclick	34,229	—		—	—	—		—		—		34,229
Intersegment elimination	(7,053)	—		—	—	—		—		—		(7,053)

Total net revenues	3,468,860	—		296,936	—	—		—		—		3,765,796

Operating costs and expenses
Cost of sales	2,331,438	—		93,142	—	—		—		—		2,424,580
Other costs	843,547	—		142,930	—	—		—		—		986,477
Amortization of cable distribution fees	43,975	—		—	—	—		—		—		43,975
Amortization of non-cash compensation	7,800	—		16,404	—	—		—		6,362	(11)	30,566
Non-cash distribution and marketing expense	26,384	—		—	—	8,307	(5)	—		—		34,691
Depreciation and amortization	432,139	—		61,820	9,051 (3)	—		—		—		503,010

Total operating costs and expenses	3,685,283	—		314,296	9,051	8,307		—		6,362		4,023,299
Operating income (loss)	(216,423)	—		(17,360)	(9,051)	(8,307)		—		(6,362)		(257,503)
Interest and other, net	(71,034)	—		(4,136)	—	99,323	(6)	—		—		24,153

Earnings (loss) before income taxes and minority interest	(287,457)	—		(21,496)	(9,051)	91,016		—		(6,362)		(233,350)
Income tax (expense) benefit	(2,450)	1,005	(10)	—	—	(43,475	)(7)	—		2,495	(11)	(42,425)
Minority interest	103,108	(3,568	)(10)	—	7,696 (4)	(35,619	)(8)	(5,423	)(9)	(52,284	)(12)	13,910

EARNINGS (LOSS) FROM CONTINUING OPERATIONS	$(186,799)	$(2,563)		$(21,496)	$(1,355)	$11,922		$(5,423)		$(56,151)		$(261,865)

Loss per common share from continuing operations
Basic and diluted	$(0.50)											$(0.55)

Weighted average shares outstanding	374,101											480,083

Weighted average diluted shares outstanding	374,101											480,083

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

EXPEDIA, INC.
Unaudited Pro Forma Combined Condensed Statement of Operations
Year Ended December 31, 2001
(In thousands, except per share data)

	Historical(2)			Pro Forma
	Three Months Ended March 31, 2001	Three Months Ended June 30, 2001	Six Months Ended December 31, 2001	Twelve Months Ended December 31, 2001
Net revenues	$57,222	$78,474	$161,240	$296,936
Operating costs and expenses:
Cost of sales	18,085	22,890	52,167	93,142
Other costs	34,598	37,838	70,494	142,930
Amortization of non-cash compensation	6,477	3,939	5,988	16,404
Depreciation and amortization	17,246	18,372	26,202	61,820

Total operating costs and expenses	76,406	83,039	154,851	314,296

Operating income (loss)	(19,184)	(4,565)	6,389	(17,360)
Interest and other, net	1,567	214	(5,917)	(4,136)

Earnings (loss) before income taxes	(17,617)	(4,351)	472	(21,496)
Income tax expense	—	—	—	—

Earnings (loss) from continuing operations	$(17,617)	$(4,351)	$472	$(21,496)

See accompanying notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements of USA

1.
Represents the issuance of 45.1 million shares of USA common stock to Ticketmaster security holders in the merger based on an exchange ratio of 0.935 of a share of USA common stock for each share of Ticketmaster common stock. Also includes options to acquire 10.0 million shares of USA common stock and warrants to acquire 4.2 million shares of USA common stock, in each case based on an exchange ratio of 0.935. The price used to value the securities is $17.918, which is the average of the closing prices of USA common stock on the two trading days prior to, the day of, and the two trading days following the announcement of the merger. The amount recorded as deferred compensation in stockholders equity is the estimated impact of unvested stock options as of the merger date, at their intrinsic value. The acquisition costs and resulting goodwill are as follows:

(In thousands)
USA common stock	$808,130
Fair value of options to acquire USA common stock	106,103
Fair value of warrants to acquire USA common stock	34,483
Less: Intrinsic value of unvested options to acquire USA common stock recorded as deferred compensation	(11,261)

937,455
Less: Minority interest acquired	(435,383)

Unallocated excess of merger consideration over minority interest acquired and deferred compensation preliminarily allocated to goodwill	$502,072

  The unallocated excess of acquisition costs over minority interest acquired and deferred compensation has been preliminarily allocated to goodwill. Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets," provides that goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be required to be tested for impairment at least annually. In order to complete its assessment, USA will obtain an independent valuation related to the identification of intangibles other than goodwill. Potential additional intangible assets that may be identified include trade names and trademarks, technology, customer contracts, distribution arrangements and commercial arrangements. Accordingly, the purchase accounting information is preliminary. To the extent that additional intangibles are identified, USA will record the amounts based upon the percentage of Ticketmaster acquired in the transaction. As the unaudited pro forma combined condensed statements of operations includes no amortization of intangibles associated with the merger, the final allocation of the acquisition cost could result in additional amortization expense and decreased operating income, net income and earnings per share in subsequent periods.

2.
Represents the results of operations for Expedia based on historical information of Expedia. See separate Expedia, Inc. Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended December 31, 2001 on page 72. For additional financial information, refer to Expedia's periodic reports as of and for the periods ending March 31, 2001 and June 30, 2001, as filed with the SEC, and the Transition Report on Form 10-K for the six months ended December 31, 2001, of which the financial statements included therein are incorporated by reference in this document. Results for the three months ended March 31, 2001 reflect Expedia's adoption of the Emerging Issues Task Force Issue No. 99-19, "Reporting Gross as a Principal versus Net as an Agent," in the quarter ended June 30, 2001, which resulted in an adjustment to net revenues and cost of sales for such period.

  For the nine months ended September 30, 2002, the historical results of operations for USA include Expedia's results for the period from February 4, 2002 to September 30, 2002.

3.
Represents incremental amortization of intangibles identified in USA's acquisition of a controlling interest in Expedia. USA's aggregate purchase price was $1.5 billion, of which $545 million was allocated to intangible assets other than goodwill based upon the results of an independent valuation of the assets and liabilities acquired. The pro forma adjustment is based upon the comparison of amortization of intangibles identified by USA and the amount reflected in the historical results of Expedia.

4.
Represents the minority interest in the historical results of operations of Expedia, based upon a 64.2% equity ownership by USA of Expedia.

5.
Represents adjustment for non-cash marketing related to advertising provided to Ticketmaster and its subsidiaries by USA Cable, which was contributed to VUE on May 7, 2002. As these transactions were among consolidated entities, the amount was eliminated in the consolidated historical results of USA.

6.
Reflects the cash dividends ($63 million for the 12 months ended December 31, 2001 and $22 million for the nine months ended September 30, 2002) payable quarterly with respect to USA's Class B preferred interest in VUE and the payable-in-kind dividends ($36 million for the 12 months ended December 31, 2001 and $12 million for the nine months ended September 30, 2002) due in cash at maturity (20 years following the consummation of the VUE transaction) with respect to USA's Class A preferred interest in VUE.

7.
Represents tax impact of pro forma adjustments described under notes 5 and 6 above.

8.
Represents the adjustment to minority interest related to the cancellation of approximately 320.9 million shares of USANi LLC, a subsidiary of USA, comprising all of the USANi LLC shares not then owned by USA and its subsidiaries. The cancellation of USANi LLC shares occurred on May 7, 2002 in conjunction with the VUE transaction. Prior to the VUE transaction, Vivendi owned approximately 47% and Liberty owned approximately 8% of USANi LLC.

9.
Represents the adjustment to minority interest related to Liberty's exchange of its shares of Home Shopping Network, Inc., or Holdco, not owned by USA. The Holdco shares were exchanged for approximately 31.6 million shares of USA common stock and approximately 1.6 million shares of USA Class B common stock. The exchange occurred on June 27, 2002. Prior to the transaction, Liberty owned 19.9% of Holdco.

10.
Reflects decreased tax expense of approximately $1 million and increased minority interest of approximately $4 million as a result of the Ticketmaster combination. The Ticketmaster combination has been accounted for as entities under common control in a manner similar to a pooling of interests. Tax expense decreased as a result of taxable losses from Ticketmaster being used to offset taxable income of Ticketmaster Corporation. Minority interest increased principally due to the impact of a lower minority interest benefit related to the losses of Ticketmaster, as USA's economic ownership in Ticketmaster increased from 50% to 68% as a result of the Ticketmaster combination that was completed on January 31, 2001.

11.
Represents estimated amortization expense of deferred compensation and the related tax benefit related to the merger. The expense is based upon the estimated intrinsic value of unvested stock options, amortized over their estimated remaining vesting period of approximately three years.

12.
Represents the adjustment to historical minority interest benefit/expense related to Ticketmaster.

DESCRIPTION OF USA COMMON STOCK

        Set forth below is a description of the shares of USA common stock that Ticketmaster stockholders will receive in connection with the merger. The following statements are brief summaries of, and are subject to the provisions of, USA's restated certificate of incorporation, as amended, USA's amended and restated by-laws, and the relevant provisions of the DGCL.

        As of the date of this information statement/prospectus, USA's authorized capital stock consists of 1,600,000,000 shares of USA common stock, 400,000,000 shares of USA Class B common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share, of which 13,125,000 shares of preferred stock has been designated as Series A Cumulative Convertible Preferred Stock, which we refer to in this document as USA preferred stock. As of September 15, 2002, there were 384,138,676 shares of USA common stock outstanding (including 318,334 shares of unvested restricted stock), 64,629,996 shares of USA Class B common stock outstanding and 13,118,182 shares of USA preferred stock outstanding. Upon consummation of the merger, based on the number of shares of USA common stock and Ticketmaster common stock outstanding as of September 15, 2002, there would be outstanding approximately 429,240,079 shares of USA common stock.

USA Common Stock and USA Class B Common Stock

        With respect to matters that may be submitted to a vote or for the consent of USA's stockholders generally, including the election of directors, each holder of shares of USA common stock, USA Class B common stock and USA preferred stock will vote together as a single class. In connection with any such vote, each holder of USA common stock is entitled to one vote for each share of USA common stock held, each holder of USA Class B common stock is entitled to ten votes for each share of USA Class B common stock held and each holder of USA preferred stock is entitled to two votes for each share of USA preferred stock held. Notwithstanding the foregoing, the holders of shares of USA common stock, acting as a single class, are entitled to elect 25% of the total number of USA's directors, and, in the event that 25% of the total number of directors shall result in a fraction of a director, then the holders of shares of USA common stock, acting as a single class, are entitled to elect the next higher whole number of USA's directors. In addition, the DGCL requires that certain matters be approved by the holders of shares of USA common stock, holders of USA Class B common stock or holders of USA preferred stock voting as a separate class.

        Shares of USA Class B common stock are convertible into shares of USA common stock at the option of the holder thereof, at any time, on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of USA by means of a stock dividend on, or a stock split or combination of, outstanding shares of USA common stock or USA Class B common stock, or in the event of any merger, consolidation or other reorganization of USA with another corporation. Upon the conversion of shares of USA Class B common stock into shares of USA common stock, those shares of USA Class B common stock will be retired and will not be subject to reissue. Shares of USA common stock are not convertible into shares of USA Class B common stock.

        Except as described in this section, shares of USA common stock and USA Class B common stock are identical. The holders of shares of USA common stock and the holders of shares of USA Class B common stock are entitled to receive, share for share, such dividends as may be declared by USA's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of USA, the holders of shares of USA common stock and the holders of shares of USA Class B common stock are entitled to receive, share for share, all the assets of USA available for distribution to its stockholders, after the rights of the holders of the USA preferred stock have been satisfied.

        Pursuant to the Governance Agreement among USA, Vivendi, Universal Studios, Inc., Liberty and Mr. Diller, Liberty has a preemptive right to maintain its percentage equity interest in USA, including in respect of the shares of USA common stock issuable in connection with the merger. This preemptive right generally provides that Liberty may elect to purchase a number of shares of USA common stock so that its percentage equity interest in USA immediately after a transaction would be the same as immediately before the transaction. The purchase price for shares of USA common stock pursuant to a preemptive right election is generally based upon the fair market value (as defined in the Governance Agreement) of the USA common stock purchased.

        USA's restated certificate of incorporation, as amended, provides that there can be no stock dividends or stock splits or combinations of stock declared or made on shares of USA common stock or USA Class B common stock unless the USA common stock and USA Class B common stock then outstanding are treated equally and identically.

        The shares of USA common stock that Ticketmaster stockholders will receive in the merger under this information statement/prospectus will be legally issued, fully paid and non-assessable.

USA Preferred Stock

        USA's board of directors has the authority to designate, by resolution, the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over shares of USA common stock and shares of USA Class B common stock with respect to dividend or liquidation rights or both.

        In connection with the acquisition of a controlling interest in Expedia, Inc., USA issued an aggregate of approximately 13,125,000 shares of USA preferred stock, par value $0.01 per share, "Series A Cumulative Convertible Preferred Stock," each having a $50.00 face value and a term of 20 years, which is referred to in this document as USA preferred stock. Each share of USA preferred stock is convertible, at the option of the holder at any time, into that number of shares of USA common stock equal to the quotient obtained by dividing $50 by the conversion price per share of USA common stock. The conversion price is initially equal to $33.75 per share of USA common stock and is subject to downward adjustment if the price of USA common stock exceeds $35.10 at the time of conversion pursuant to a formula set forth in the certificate of designation for the USA preferred stock. Shares of USA preferred stock may be put to USA on the fifth, seventh, tenth and fifteenth anniversary of February 4, 2002 for cash or stock at USA's option. USA also has the right to redeem the shares of USA preferred stock for cash or stock commencing on the tenth anniversary of February 4, 2002. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of USA, holders of USA preferred stock will be entitled to receive, in preference to any holder of USA common stock or USA Class B common stock, an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the USA preferred stock into USA common stock immediately prior to the liquidation, dissolution or winding-up of USA.

Anti-Takeover Provisions in USA's By-Laws

        USA's by-laws contain provisions that could delay or make more difficult the acquisition of USA by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. We also refer you to "Risk Factors—USA is controlled by Mr. Diller and in his absence will be controlled by Liberty Media Corporation" for information on other factors which could impact a change of control. In addition, USA's by-laws provide that, subject to the rights of holders of preferred stock, only USA's chairman of the board of directors or a majority of USA's board of directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

        USA is subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving USA and the interested stockholder and a sale of more than 10% of its assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. USA has not "opted out" of the provisions of Section 203.

Action by Written Consent

        Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. USA's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who as of the date of this information statement/prospectus controlled (through companies owned by Liberty and Mr. Diller, his own holdings and pursuant to the Stockholders Agreement) a majority of the outstanding total voting power of USA, will be able to take any action to be taken by stockholders (other than with respect to the election by the holders of shares of USA common stock of 25% of the members of USA's board of directors and certain matters as to which a separate class vote of the holders of shares of USA common stock, USA Class B common stock or USA preferred stock is required) without the necessity of holding a stockholders meeting.

Transfer Agent

        The transfer agent for shares of USA common stock, USA Class B common stock and USA preferred stock is The Bank of New York.

Listing

        Shares of USA common stock are listed on the Nasdaq National Market under the ticker symbol "USAI." Shares of USA preferred stock are traded in the over the counter market under the ticker symbol "USAIP.OB."

COMPARISON OF STOCKHOLDER RIGHTS

        USA and Ticketmaster are incorporated under the laws of the State of Delaware. If the merger is completed, Ticketmaster stockholders, whose rights are currently governed by the DGCL, the amended and restated certificate of incorporation of Ticketmaster, as amended, and the amended and restated bylaws of Ticketmaster, will become stockholders of USA, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of USA, as amended, and the amended and restated by-laws of USA. The material differences between the rights of holders of Ticketmaster common stock and the rights of holders of USA common stock, resulting from the differences in their governing documents, are summarized below.

        The following summary does not purport to be a complete statement of the rights of holders of USA common stock under applicable Delaware law, the restated certificate of incorporation of USA, as amended, and the by-laws of USA or the rights of the holders of Ticketmaster common stock under applicable Delaware law, the amended and restated certificate of incorporation of Ticketmaster, as amended, and the amended and restated bylaws of Ticketmaster, or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL and the governing corporate instruments of USA and Ticketmaster. We urge you to read those documents carefully in their entirety. Copies of the applicable governing corporate instruments of USA (as well as the Stockholders Agreement and the Governance Agreement) and Ticketmaster are available, without charge, to any person, including any beneficial owner to whom this information statement/prospectus is delivered, by following the instructions listed under "Where You Can Find More Information."

	Rights of Holder of USA Common Stock	Rights of Holder of Ticketmaster Common Stock
Authorized Stock:	USA's restated certificate of incorporation, as amended, authorizes USA to issue 1,600,000,000 shares of USA common stock, 400,000,000 shares of USA Class B common stock and 100,000,000 shares of USA preferred stock.	Ticketmaster's amended and restated certificate of incorporation, as amended, authorizes Ticketmaster to issue 250,000,000 shares of Ticketmaster Class B common stock, 150,000,000 shares of Ticketmaster Class A common stock, 2,883,506 shares of Ticketmaster Class C common stock and 2,000,000 shares of Ticketmaster preferred stock.

	As of September 15, 2002, there were 384,138,676 shares of USA common stock, 64,629,996 shares of Class B common stock and 13,118,182 shares of USA preferred stock outstanding. USA common stock is listed on the Nasdaq National Market under the symbol "USAI."	As of September 15, 2002, there were 101,275,920 shares of Ticketmaster Class B common stock and 42,724,084 shares of Ticketmaster Class A common stock outstanding (in each case, excluding shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock held by subsidiaries of Ticketmaster), and no shares of Ticketmaster Class C common stock or Ticketmaster preferred stock outstanding. Ticketmaster Class B common stock is listed on the Nasdaq National Market under the symbol "TMCS."

Prior to the effective time, Ticketmaster will file a certificate of designations setting forth the rights and preferences of Ticketmaster preferred stock and a wholly owned subsidiary of Ticketmaster will convert its shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock into one share of Ticketmaster preferred stock. See "The Merger Agreement—Treatment of Securities in the Merger."
Voting Rights:	USA common stock is entitled to one vote per share, USA Class B common stock is entitled to ten votes per share and USA preferred stock is entitled to two votes per share. Holders of USA common stock, USA Class B common stock and USA preferred stock generally vote together as a single class on all matters submitted for the vote or consent of USA shareholders, other than in the case of matters to which the DGCL provides for a separate class vote and other than the election of 25% of the USA directors. See "—Size and Composition of the Board of Directors." Based on the number of shares of USA Class B common stock outstanding as of the date of this document, the holders of USA Class B common stock have sufficient voting power to control the vote of any matter submitted to USA shareholders generally.	Ticketmaster Class A common stock is entitled to 15 votes per share and Ticketmaster Class B common stock is entitled to one vote per share. Shares of Ticketmaster Class C common stock and Ticketmaster preferred stock do not vote. Holders of Ticketmaster Class A common stock and Ticketmaster Class B common stock generally vote together as a single class on all matters submitted for the vote or consent of Ticketmaster shareholders, other than in the case of matters to which the DGCL provides for a separate class vote. Based on the number of shares of Class A common stock outstanding as of the date of this document, the holders of Ticketmaster Class A common stock have sufficient voting power to control the vote of any matter submitted to Ticketmaster shareholders generally.

Prior to the effective time, Ticketmaster will file a certificate of designations setting forth the rights and preferences of Ticketmaster's preferred stock. After the filing of the certificate of designations, shares of Ticketmaster preferred stock will be entitled to 92,740,544 votes per share and the holders of Ticketmaster preferred stock will vote together as a class with the holders of Ticketmaster Class A common stock and Ticketmaster Class B common stock. See "The Merger Agreement—Treatment of Securities in the Merger."

Conversion Rights:	Shares of USA common stock are not subject to any conversion rights.

Shares of USA Class B common stock are convertible into shares of USA common stock on a one-for-one basis at the option of the holders thereof. In addition, pursuant to the Stockholders Agreement, shares of USA Class B common stock are required to be converted into shares of USA common stock under certain circumstances.

Shares of USA preferred stock are convertible into shares of USA common stock at an adjustable conversion ratio at the option of the holders thereof. See "Description of USA Common Stock—USA Preferred Stock."	Shares of Ticketmaster Class B common stock are not subject to any conversion rights.

Shares of Ticketmaster Class A common stock are convertible into shares of Ticketmaster Class B common stock on a one-for-one basis at the option of the holders thereof or automatically upon the transfer of shares of Ticketmaster Class A common stock, subject to certain exceptions.
Size and Composition of the Board of Directors:	USA's amended and restated by-laws provide that USA's board of directors may determine the number of USA directors by resolution. Currently, there are 11 directors on USA's board of directors.

	USA's charter provides that the holders of USA common stock, acting as a single class, have the right to elect 25% of the total number of USA directors. The remaining directors are elected by the holders of USA common stock, USA Class B common stock and USA preferred stock voting together as a single class.	Ticketmaster's amended and restated bylaws provide that Ticketmaster's board of directors may determine the number of directors by resolution. Currently, there are 11 directors on Ticketmaster's board of directors.
Filling Vacancies on the Board of Directors:	USA's amended and restated by-laws provide that vacancies and newly created directorships may be filled either by the affirmative vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, even though less than a quorum, or by a majority of the voting power of shares of such stock issued and outstanding and entitled to vote on such directorship or by written consent of a majority of the voting power of shares of such stock issued and outstanding.	Ticketmaster's amended and restated by-laws provide that vacancies and newly created directorships are to be filled in accordance with the DGCL, which requires that such vacancies and newly created directorships be filled by the affirmative vote of a majority of the directors then in office or a sole remaining director, even though less than a quorum.

Nomination of Directors by Stockholders:	USA's amended and restated by-laws provide that any USA stockholder may nominate persons for election as directors at an annual meeting or a special meeting at which directors are to be elected. In either case, notice of the nomination must be delivered to USA no later than ten days and not more than 60 days prior to the annual or special meeting at which directors are to be elected.	Under Ticketmaster's amended and restated bylaws, nominations of persons for election as directors may be made at an annual meeting of Ticketmaster stockholders at which directors are to be elected pursuant to Ticketmaster's notice of meeting, (a) by or at the direction of the board of directors or (b) by any Ticketmaster stockholder who was a stockholder of record at the time of giving notice as provided for in the bylaws, who is entitled to vote at the meeting and who delivers notice of his or her nomination to Ticketmaster's Secretary. Nominations of persons for election to Ticketmaster's board of directors may be made at a special meeting of Ticketmaster stockholders at which the directors are to be elected pursuant to Ticketmaster's notice of meeting (a) by or at the direction of the board of directors or (b) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of Ticketmaster who is a stockholder of record at the time of giving of notice provided for in the bylaws, who shall be entitled to vote in the meeting and who complies with the notice procedures as set forth in the bylaws.

In the case of an annual meeting the notice must be delivered in general no later than the close of business on the 60th day, and not more than 90 days, prior to the first anniversary of the preceding year's annual meeting, and in the case of a special meeting must be delivered no earlier than the 90th day prior to such special meeting and no later than close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In either case, the stockholder's notice must include:
		•	all information concerning the nominee that would be required to be disclosed in a solicitation of proxies for the election of directors in a contested election under the SEC's proxy rules;
		•	the name and address of the stockholder making the nomination as they appear on Ticketmaster's stock ownership records; and
		•	the class and number of Ticketmaster shares which are beneficially owned and held of record by such stockholder.
In addition, if the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for the vacant directorships or specifying the size of the increased board of directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be deemed timely received, but only with respect to the nominees for any new positions created by such increase, if it is delivered to Ticketmaster's Secretary not later than the close of business on the 10th day following the day on which public announcement is first made of the date of the meeting.
Interested Directors:	Under the DGCL, specified contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable solely because of the interest if the contract or transaction (a) is ratified by the corporation's stockholders or a majority of the disinterested members of the corporation's board of directors or a committee thereof if the material facts of the contract	In addition to the DGCL standard, Ticketmaster's charter provides that in the event that a Ticketmaster director who is also a director, officer or employee of USA acquires knowledge of a matter which may be a corporate opportunity for both Ticketmaster and USA, the director will have fully satisfied and fulfilled his or her fiduciary duty to Ticketmaster and its stockholders with respect to the corporate opportunity if the director or transaction are disclosed or known or (b) was fair to the corporation at the time it was approved. USA's charter and by-laws do not depart from this standard.
acts in a manner consistent with the following:
•        a corporate opportunity offered to
          any person who is an officer of
          Ticketmaster and who is also a
          director but not an officer or
          employee of USA belongs to
          Ticketmaster;

		•	a corporate opportunity offered to any person who is a director but not an officer of Ticketmaster, and who is also a director, officer or employee of USA belongs to Ticketmaster if the opportunity is expressly offered to the person in his or her capacity as a director of Ticketmaster, and otherwise belongs to USA; and
		•	a corporate opportunity offered to any person who is an officer or employee of USA and an officer of Ticketmaster belongs to Ticketmaster if the opportunity is expressly offered to the person in his or her capacity as an officer or employee of Ticketmaster, and otherwise belongs to USA.
Amendment of Certificate:	The DGCL generally provides that charter amendments require the affirmative vote of a majority of the outstanding shares entitled to vote and, in certain circumstances, a separate class vote. The DGCL also provides that a corporation's charter may require a greater or lesser vote than would otherwise be required by the DGCL. USA's charter requires a supermajority (80%) vote of each of the board of directors and the combined voting power of USA shareholders voting together as a single class to amend or repeal the requirement that the Chief Executive Officer may only be removed without cause by the affirmative vote of at least 80% of the entire USA board of directors.	Ticketmaster's charter provides that, in addition to any vote of Ticketmaster stockholders required under the DGCL, until the time that USA ceases to beneficially own at least 20% of the combined voting power of all outstanding Ticketmaster shares, the affirmative vote of the holders of more than 80% of the combined voting power of all outstanding Ticketmaster shares is required to alter, amend or repeal specified provisions of Ticketmaster's charter in a manner adverse to USA. These provisions generally relate to the conduct of procedures governing certain potential corporate opportunities or conflicts of interest between and among Ticketmaster and its officers and directors, on the one hand, and USA and its officers and directors, on the other hand.

BENEFICIAL OWNERSHIP OF SHARES OF USA AND TICKETMASTER

USA

  USA Common Stock and Public Subsidiary Shares

        The following table presents, as of September 15, 2002, information relating to the beneficial ownership of USA's common stock by (1) each person known by USA to own beneficially more than 5% of the outstanding shares of USA's common stock, (2) each director of USA, (3) each of the Chief Executive Officer and the four other most highly compensated executive officers of USA who served in such capacities as of December 31, 2001 (the "Named Executive Officers"), and (4) all executive officers and directors of USA as a group. The table also presents, as of September 15, 2002, information relating to the beneficial ownership of shares of the following subsidiaries of USA: Class A common stock of Hotels.com ("Hotels"), shares of Class A common stock of Expedia, Inc. ("Expedia"), shares of Class A common stock of Styleclick, Inc. ("Styleclick"), and shares of Class B common stock of Ticketmaster, by (1) each director of USA, (2) each of the Named Executive Officers, and (3) all executive officers and directors of USA as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at USA's corporate headquarters address, 152 West 57th Street, New York, New York 10019. For each listed person, the number of shares of USA common stock, Hotels Class A common stock, Styleclick Class A common stock, Ticketmaster Class B common stock and percent of each such class listed assumes the conversion of any shares of USA Class B common stock, Hotels Class B common stock, Styleclick Class B common stock and Ticketmaster Class A common stock owned by such person, but does not assume the conversion of those shares owned by any other person. Shares of USA Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of USA common stock. Shares of Hotels Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of Hotels Class A common stock. Shares of Styleclick Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of Styleclick Class A common stock. Shares of Ticketmaster Class A common stock may at the option of the holder be converted on a one-for-one basis into shares of Ticketmaster Class B common stock. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. For each listed person, the number of shares and percent of class listed includes shares of USA common stock, Hotels Class A common stock, Styleclick Class A common stock and Ticketmaster Class B common stock that may be acquired by such person upon exercise of stock options that are or will be exercisable within 60 days of September 15, 2002. Unless specifically set forth in the following table, the listed person did not beneficially own, as of September 15, 2002, any shares of Hotels common stock, Ticketmaster common stock, Styleclick common stock or Expedia common stock.

        The percentage of votes for all classes of USA common stock is based on one vote for each share of USA common stock, ten votes for each share of USA Class B common stock and two votes for each share of USA preferred stock. The percentage of votes for all classes of Hotels common stock is based on one vote for each share of Hotels Class A common stock and 15 votes for each share of Hotels Class B common stock. The percentage of votes for all classes of Styleclick common stock is based on one vote for each share of Styleclick Class A common stock and 15 votes for each share of Styleclick Class B common stock. The percentage of votes for all classes of Ticketmaster common stock is based on 15 votes for each share of Ticketmaster Class A common stock and one vote for each share of Ticketmaster Class B common stock.

Name and Address of Beneficial Owner	Title of Class	Number of Shares		Percent of Class	Percent of Votes (All Classes)
Capital Research & Management Co. 333 South Hope Street Los Angeles, CA 90071	USA common	33,446,816	(1)	8.7%	3.2%
Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	USA common	89,738,567	(2)	20.6%	52.1%
Microsoft Corporation One Microsoft Way Redmond, WA 98052	USA common USA preferred	53,318,277 12,808,605	(3) (3)	12.8%	5.0%
Vivendi Universal S.A. 42, Avenue Friedland 75380 Paris cedex 08/France	USA common	117,079,043	(4)	25.5%	21.3%
Janus Capital Management LLC 100 Fillmore Street Denver, CO 80206	USA common	19,661,260	(1)	5.1%	1.9%
Barry Diller	USA common Hotels Class A Styleclick Class A Ticketmaster Class B Expedia Class A	256,183,004 — — — —	(2)(5) (6) (7) (8) (9)	46.0 * * * * %	72.0 * * * * %
Robert R. Bennett	USA common	26,096	(10)	*	*
Edgar Bronfman, Jr.	USA common	—		*	*
Anne M. Busquet	USA common	28,165	(11)	*	*
Jean-René Fourtou	USA common	—		*	*
Julius Genachowski	USA common Ticketmaster Class B	186,311 700	(12)	* *	* *
Victor A. Kaufman	USA common	1,076,250	(13)	*	*
Donald R. Keough	USA common	211,341	(14)	*	*
Dara Khosrowshahi	USA common Hotels Class A Ticketmaster Class B	394,842 23,965 500	(15) (16)	* * *	* * *
Marie-Josée Kravis	USA common	4,999	(17)	*	*
John C. Malone	USA common	—	(10)	*	*
Daniel Marriott	USA common Ticketmaster Class B	90,500 666,311	(18) (19)	* *	* *
Gen. H. Norman Schwarzkopf	USA common	169,664	(20)	*	*
Michael Sileck	USA common	—	(21)	*	*
Diane Von Furstenberg	USA common	24,165	(22)	*	*
All executive officers and directors as a group (19 persons)	USA common Hotels Class A Ticketmaster Class B	258,395,337 23,965 667,511		46.3 * * %	73.7 * * %

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Based upon information filed with the SEC as of June 30, 2002.

(2)
Consists of 38,538,527 shares of USA common stock and 2,353,188 shares of USA Class B common stock held by Liberty and 44 shares of USA common stock held collectively by the BDTV Entities (as defined below) and 8,000,000, 31,236,444, 8,010,364 and 1,600,000 shares of USA Class B common stock held by BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc. (collectively, the "BDTV Entities"), respectively. Mr. Diller owns all of the voting stock of the BDTV Entities and Liberty owns all of the non-voting stock, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of USA common stock and USA Class B common stock held by Liberty and the BDTV Entities.

(3)
Based on information filed with the SEC as of February 15, 2002. Consists of 20,096,634 shares of USA common stock, 14,245,932 shares of USA common stock issuable upon exercise of the same number of USA warrants and 18,975,711 shares of USA common stock issuable upon conversion of 12,808,605 shares of USA preferred stock.

(4)
Consists of 43,181,308 shares of USA common stock, 13,430,000 shares of USA Class B common stock and warrants to acquire 60,467,735 shares of USA common stock held by Vivendi. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of USA common stock and USA Class B common stock held by Vivendi.

(5)
Consists of 2,043,705 shares of USA common stock owned by Mr. Diller, options to purchase 47,120,888 shares of USA common stock granted under USA's stock option plans, 200,801 shares of USA common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, 44 shares of USA common stock and 48,846,808 shares of USA Class B common stock held by the BDTV Entities, 38,538,527 shares of USA common stock and 2,353,188 shares of USA Class B common stock which are held by Liberty, and 43,181,308 shares of USA common stock, 13,430,000 shares of USA Class B common stock and warrants to acquire 60,467,735 shares of USA common stock which are held by Universal and otherwise beneficially owned by Vivendi, as to which Mr. Diller has general voting authority under the Stockholders Agreement. Excludes options to purchase 24,165 shares of USA common stock held by Ms. Von Furstenberg, as to which Mr. Diller disclaims beneficial ownership.

(6)
Excludes 38,999,100 shares of Hotels Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. These shares are convertible into an equal number of shares of Hotels Class A common stock.

(7)
Excludes 23,153,713 shares of Styleclick Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. These shares are convertible into an equal number of shares of Styleclick Class A common stock.

(8)
Excludes 42,480,143 shares of Ticketmaster Class A common stock and 53,302,401 shares of Ticketmaster Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. The shares of Ticketmaster Class A common stock are convertible into an equal number of shares of Ticketmaster Class B common stock.

(9)
Excludes 936,815 shares of Expedia Class A common stock and 34,501,191 shares of Expedia Class B common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership. The Expedia Class A common stock has one vote per share and the Expedia Class B common stock generally has 15 votes per share.

(10)
Mr. Bennett and Mr. Malone became directors of USA on October 25, 2001. Excludes shares beneficially owned by Liberty, as to which Messrs. Bennett and Malone disclaim beneficial ownership.

(11)
Consists of 4,000 shares of USA common stock and options to purchase 24,165 shares of USA common stock granted under USA's stock option plans.

(12)
Consists of 20,062 shares of USA common stock, 25,000 shares of USA restricted stock and options to purchase 141,249 shares of USA common stock granted under USA's stock option plans.

(13)
Consists of 45,000 shares of USA restricted stock and options to purchase 1,031,250 shares of USA common stock granted under USA's stock option plans.

(14)
Consists of 84,676 shares of USA common stock and options to purchase 126,665 shares of USA common stock granted under USA's stock option plans. Excludes shares of USA common stock beneficially owned by Allen & Co., for which Mr. Keough serves as Chairman. Mr. Keough disclaims beneficial ownership of such shares.

(15)
Consists of 23,593 shares of USA common stock, 45,000 shares of USA restricted stock and options to purchase 326,249 shares of USA common stock granted under USA's stock option plans.

(16)
Consists of options to purchase 23,965 shares of Hotels Class A common stock granted under Hotels' stock option plans.

(17)
Consists of options to purchase 4,999 shares of USA common stock granted under USA's stock option plans.

(18)
Consists of 3,000 shares of USA restricted stock and options to purchase 87,500 shares of USA common stock granted under USA's stock option plans.

(19)
Includes options to purchase 10,106 shares of Ticketmaster Class A common stock and 636,187 shares of Ticketmaster Class B common stock and the right to purchase 20,000 shares of Ticketmaster Class B common stock at $.01 per share, subject to Ticketmaster's right to repurchase those shares, which right lapses on December 31, 2002. Includes 18 shares of Ticketmaster Class B common stock owned by Mr. Marriott's spouse, as to which Mr. Marriott disclaims beneficial ownership.

(20)
Consists of options to purchase 169,664 shares of USA common stock granted under USA's stock option plans.

(21)
Mr. Sileck served as USA's Senior Vice President and Chief Financial Officer from October 12, 1999 to January 31, 2002.

(22)
Consists of options to purchase 24,165 shares of USA common stock granted under USA's stock option plans. Excludes shares beneficially owned by Mr. Diller, as to which Ms. Von Furstenberg disclaims beneficial ownership. Ms. Von Furstenberg is Mr. Diller's wife.

  USA Class B Common Stock

        The following table presents, as of September 15, 2002, information relating to the beneficial ownership of USA's Class B common stock:

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
Barry Diller c/o USA Interactive 152 West 57th Street New York, NY 10019	64,629,996	100%
Liberty Media Corporation(1) 9197 South Peoria Street Englewood, CO 80112	51,199,996	79.2%
BDTV Entities(1) (includes BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC.) 8800 Sunset Boulevard West Hollywood, CA 90069	48,846,808	75.6%
Vivendi Universal, S.A.(2) 42 avenue de Friedland 75380 Paris Cedex 08/France	13,430,000	16.8%

(1)
Liberty holds 2,353,188 shares of USA Class B common stock and the BDTV Entities hold 48,846,808 shares of USA Class B common stock. Mr. Diller owns all of the voting stock of the BDTV Entities and Liberty owns all of the non-voting stock, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of USA Class B common stock held by Liberty and the BDTV Entities.

(2)
Mr. Diller generally votes all of the shares held by Vivendi Universal under the terms of the Stockholders Agreement.

Ticketmaster

  Ticketmaster Class B Common Stock

        The following table sets forth, as of September 15, 2002, certain information regarding the beneficial ownership of Ticketmaster Class B common stock by: (1) each person or entity who is known by Ticketmaster to beneficially own 5% or more of outstanding Ticketmaster Class B common stock; (2) each Ticketmaster director; (3) each person who served as Ticketmaster's Chief Executive Officer during fiscal year 2001; (4) each of Ticketmaster's four other most highly compensated executive officers who was serving as an executive officer at the end of fiscal year 2001 whose total annual salary and bonus exceeded $100,000 during fiscal year 2001; and (5) all of Ticketmaster's directors and executive officers as a group. The persons named in (3) and (4) above are collectively referred to as Ticketmaster's "Named Officers."

Name and Address of Beneficial Owner(1)	Number of Shares(2)	Percent of Class(2)	Percent of Votes (All Classes)(2)
USA Interactive 152 West 57th Street New York, NY 10019	95,782,544	66.63%	93.04%
Microsoft Corporation(3) One Microsoft Way Redmond, WA 98052	8,810,400	8.33%	1.18%
Terry Barnes(4)	19,125	*	**
Robert Davis(5)	6,250	*	**
Barry Diller(6)	95,782,544	66.63%	93.04%
David Ellen(7)	—	—	—
Julius Genachowski(8)	700	*	**
Victor Kaufman	—	—	—
Dara Khosrowshahi(9)	500	*	**
Bryan Lourd(10)	18,125	*	**
John Pleasants(11)	789,565	*	**
Michael Schrage(12)	6,250	*	**
Alan Spoon(13)	18,125	*	**
Daniel Marriott(14)	666,311	*	**
Thomas McInerney(15)	352,266	*	**
Brad Serwin(16)	112,675	*	**
All executive officers and directors as a group (14 persons)(17)	97,772,436	67.09%	93.06%

*
Less than 1% of the outstanding Ticketmaster Class B common stock.

**
Less than 1% of the total voting power of the outstanding Ticketmaster Class B common stock.

(1)
The address of Messrs. Diller, Kaufman, Khosrowshahi, Marriott and Ellen is: c/o USA Interactive, 152 West 57th Street, New York, NY 10019. Except as otherwise indicated, the address of each of the other named individuals is: c/o Ticketmaster, 3701 Wilshire Boulevard, Los Angeles, CA 90010.

(2)
Pursuant to Ticketmaster's restated certificate of incorporation, as amended, shares of Ticketmaster Class A common stock are convertible at any time into an equal number of shares of Ticketmaster Class B common stock. The percentage of shares beneficially owned is based upon 101,275,920 shares of Ticketmaster Class B common stock outstanding as of September 15, 2002 (which excludes shares held by Ticketmaster Corporation, Ticketmaster's wholly owned subsidiary) and assumes the conversion of all shares of Ticketmaster Class A common stock beneficially owned by the listed person, but not the conversion of Ticketmaster Class A common stock owned by any other person. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Amounts shown in the above table and the following notes include shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class A common stock and Ticketmaster Class B common stock which are exercisable within 60 days of March 15, 2002. To calculate percentage of total voting power, each share of Ticketmaster Class A common stock is multiplied by 15 (the amount of votes to which each share is entitled under Ticketmaster's certificate of incorporation).

(3)
Includes warrants to purchase 4,500,000 shares of Ticketmaster Class B common stock which are exercisable by Microsoft Corporation.

(4)
Consists of 2,500 shares of Ticketmaster Class B common stock and 16,625 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class B common stock.

(5)
Consists of 6,250 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class B common stock.

(6)
Consists of 42,480,143 shares of Ticketmaster Class A common stock and 53,302,401 shares of Ticketmaster Class B common stock which are owned by USA. Mr. Diller disclaims beneficial ownership of such shares.

(7)
Mr. Ellen joined Ticketmaster's board of directors on November 4, 2002.

(8)
Consists of 700 shares of Ticketmaster Class B common stock. Mr. Genachowski resigned from Ticketmaster's board of directors on November 4, 2002.

(9)
Consists of 500 shares of Ticketmaster Class B common stock.

(10)
Consists of 18,125 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class B common stock.

(11)
Consists of options to purchase 714,565 shares of Ticketmaster Class B common stock and the right to purchase 75,000 shares of Ticketmaster Class B common stock at $.01 per share, subject to Ticketmaster's right to repurchase those shares, which right lapses on December 31, 2002.

(12)
Consists of 6,250 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class B common stock.

(13)
Consists of 18,125 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class B common stock.

(14)
Includes options to purchase 10,106 shares of Ticketmaster Class A common stock and 636,187 shares of Ticketmaster Class B common stock and the right to purchase 20,000 shares of Ticketmaster Class B common stock at $.01 per share, subject to Ticketmaster's right to repurchase those shares, which right lapses on December 31, 2002. Includes 18 shares of Ticketmaster Class B common stock owned by Mr. Marriott's spouse as to which Mr. Marriott disclaims beneficial ownership.

(15)
Consists of 500 shares over which Mr. McInerney holds shared dispositive power and options to purchase 351,766 shares of Ticketmaster Class B common stock.

(16)
Consists of 112,675 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class B common stock.

(17)
See notes (2) and (4) through (16).

  Ticketmaster Class A Common Stock

        The following table sets forth, as of September 15, 2002, certain information relating to the beneficial ownership of Ticketmaster Class A common stock by (1) each person or entity who is known by Ticketmaster to beneficially own 5% or more of outstanding Ticketmaster Class A common stock; (2) each Ticketmaster director; (3) each of Ticketmaster's Named Officers; and (4) all Ticketmaster directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Beneficially Owned(2)	Percentage of Class(2)
USA Interactive 152 West 57th Street New York, NY 10019	42,480,143	99.43%
Terry Barnes	—	—
Robert Davis	—	—
Barry Diller(3)	42,480,143	99.43%
David Ellen(4)	—	—
Julius Genachowski(5)	—	—
Victor Kaufman	—	—
Dara Khosrowshahi	—	—
Bryan Lourd	—	—
John Pleasants	—	—
Michael Schrage	—	—
Alan Spoon	—	—
Daniel Marriott(6)	10,106	*
Thomas McInerney	—	—
Brad Serwin	—	—
All executive officers and directors as a group (14 persons)(7)	42,490,249	99.45%

*
Less than 1% of the outstanding Ticketmaster Class A common stock.

(1)
The address of Messrs. Diller, Kaufman, Khosrowshahi, Marriott and Genachowski is: c/o USA Interactive, 152 West 57th Street, New York, NY 10019. Except as otherwise indicated, the address of each of the other named individuals is: c/o Ticketmaster, 3701 Wilshire Boulevard, Los Angeles, CA 90010.

(2)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Ticketmaster Class A common stock shown as beneficially owned by them. Percentage of class is based on 42,724,084 shares of Ticketmaster Class A common stock outstanding as of September 15, 2002 (which excludes shares of Ticketmaster Class A common stock held by Ticketmaster Corporation, Ticketmaster's wholly owned subsidiary). Amounts shown in the above table and the following notes include shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class A common stock which are exercisable within 60 days of September 15, 2002. Shares of Ticketmaster Class A common stock can be converted at any time into an equal number of shares of Ticketmaster Class B common stock.

(3)
Includes 42,480,143 shares of Ticketmaster Class A common stock owned by USA, as to which Mr. Diller disclaims beneficial ownership.

(4)
Mr. Ellen joined Ticketmaster's board of directors on November 4, 2002.

(5)
Mr. Genachowski resigned from Ticketmaster's board of directors on November 4, 2002.

(6)
Includes 10,106 shares issuable upon exercise of stock options to purchase shares of Ticketmaster Class A common stock.

(7)
See notes (2) through (6).

WHERE YOU CAN FIND MORE INFORMATION

        USA and Ticketmaster file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that USA and Ticketmaster file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room.

        USA and Ticketmaster's SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. Information contained on USA's and Ticketmaster's website is not part of this information statement/prospectus.

        USA filed a registration statement on Form S-4 to register with the SEC the USA common stock USA will issue in the merger. This information statement/prospectus is a part of that registration statement. The SEC allows us to "incorporate by reference" information into this information statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this information statement/prospectus, except for any information superseded by information contained directly in this information statement/prospectus or in a later filed document incorporated by reference in this information statement/prospectus. This information statement/prospectus incorporates by reference the documents set forth below that USA, Ticketmaster, Expedia, Inc. and Hotels.com have previously filed with the SEC. These documents contain important information about USA and Ticketmaster, as well as other information required to be disclosed or incorporated by reference into this information statement/prospectus. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), as well as the documents incorporated by reference into this information statement/prospectus, in the manner described above.

USA SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2001, filed on April 1, 2002, as amended on July 24, 2002 and on November 14, 2002
Definitive Proxy Statements	Filed on March 25, 2002; and April 30, 2002
Quarterly Reports on Form 10-Q
Quarters ended March 31, 2002 (filed on May 15, 2002, as amended July 24, 2002 and November 13, 2002); June 30, 2002 (filed on August 14, 2002, as amended November 13, 2002); and September 30, 2002 (filed on November 14, 2002)
Current Reports on Form 8-K
Filed on January 29, 2002 (other than Exhibits 99.2 and 99.3); February 12, 2002; March 1, 2002; March 15, 2002; May 17, 2002; April 24, 2002 (other than Exhibit 99.2); June 3, 2002 (USA's announcement of its intention to commence exchange offers); June 5, 2002; July 24, 2002 (other than Exhibit 99.2); September 20, 2002; September 25, 2002; October 10, 2002 (announcing the merger); October 24, 2002; October 25, 2002; December 6, 2002; and December 13, 2002, respectively

Ticketmaster SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 2001, filed on April 1, 2002
Definitive Proxy Statement	Filed on April 25, 2002
Definitive Information Statement	Filed on January 11, 2001
Quarterly Report on Form 10-Q	Quarters ended March 31, 2002 (filed on May 15, 2002); June 30, 2002 (filed on August 14, 2002); and September 30, 2002 (filed on November 14, 2002)

The description of Ticketmaster Class B common stock set forth in Ticketmaster's registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating this description	Form 8-A (File No. 000-25041) filed on November 6, 1998
Current Reports on Form 8-K
Filed on January 28, 2002 (other than information furnished under Regulation FD); March 27, 2002; April 23, 2002 (other than information furnished under Regulation FD); June 4, 2002; July 23, 2002 (other than information furnished under Regulation FD); October 10, 2002 (other than information furnished under Regulation FD); and October 24, 2002 (other than information furnished under Regulation FD), respectively
Expedia, Inc. SEC Filings	Period
Transition Report on Form 10-K	Six months ended December 31, 2001, filed on April 1, 2002
Section entitled "Certain Relationships and Related Transactions" contained in Definitive Proxy Statement	Filed on April 30, 2002
Hotels.com SEC Filings	Period
Section entitled "Certain Relationships and Related Party Transactions" contained in Annual Report on Form 10-K	Year ended December 31, 2001, filed on March 29, 2002
Section entitled "Certain Related Party Transactions" contained in Definitive Proxy Statement	Filed on April 25, 2002

        All documents filed by USA and Ticketmaster pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC from the date of this information statement/prospectus through the completion of the merger (or, if earlier, the date on which the merger agreement is terminated) are also deemed to be incorporated by reference into this information statement/prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy and information statements.

        USA has supplied all information contained or incorporated by reference into this information statement/prospectus relating to USA and its subsidiaries (other than Ticketmaster and its subsidiaries), and Ticketmaster has supplied all information contained in or incorporated by reference into this information statement/prospectus relating to Ticketmaster and its subsidiaries.

        If you are a Ticketmaster stockholder, documents incorporated by reference into this information statement/prospectus are available from USA and Ticketmaster without charge upon written or oral request at the information below. Exhibits to documents incorporated by reference into this information statement/prospectus will only be furnished if they are specifically incorporated by reference into this document. If you request any incorporated documents from USA or from Ticketmaster, they will be mailed to you by first class mail, or another equally prompt means, within one business day after the date your request is received. You may obtain documents incorporated by reference into this information statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and phone numbers:

USA Interactive 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Corporate Secretary	Ticketmaster 3701 Wilshire Boulevard Los Angeles, California 90010 (213) 639-6100 Attention: Corporate Secretary

         You also may obtain documents incorporated by reference into this information statement/prospectus, without charge, by requesting them in writing or by telephone from MacKenzie Partners, Inc., the information agent for the merger, at the following address and telephone number:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (collect)
(800) 322-2885 (toll-free)

         Only one copy of this information statement/prospectus is being delivered to multiple Ticketmaster stockholders sharing an address unless Ticketmaster has received contrary instructions from one or more of the stockholders. Upon written or oral request, Ticketmaster will promptly deliver a separate copy of this information statement/prospectus statement to a Ticketmaster stockholder at a shared address to which a single copy of this information statement/prospectus has been delivered. Ticketmaster stockholders at a shared address who would like to receive a separate copy of this information statement/prospectus, or a separate copy of future USA proxy statements or annual reports following completion of the merger, should contact Ticketmaster or MacKenzie Partners, Inc. at the telephone numbers or mailing addresses provided above. In the event that you are receiving multiple copies of annual reports or proxy statements at an address to which you would like to receive a single copy, multiple Ticketmaster stockholders sharing an address may also contact Ticketmaster or MacKenzie Partners, Inc. at the above listed telephone numbers or mailing addresses to receive a single copy of annual reports and proxy statements in the future.

STOCKHOLDER PROPOSALS

        If the merger is not completed, Ticketmaster will hold a 2003 annual meeting of stockholders. Any proposal relating to a proper subject which an eligible stockholder of Ticketmaster may intend to present for action at the 2003 annual meeting of stockholders, if such meeting is held, must be received by the Secretary of Ticketmaster in writing at the address of Ticketmaster not later than the close of business on March 24, 2003, and not earlier than the close of business on February 21, 2003, to be considered for inclusion in Ticketmaster's proxy statement and form of proxy relating to that meeting. Ticketmaster anticipates that, if the merger is not completed, the 2003 annual meeting of stockholders will take place on or about May 22, 2003.

LEGAL MATTERS

        The validity of the USA common stock being offered by this information statement/prospectus will be passed upon for USA by Wachtell, Lipton, Rosen & Katz of New York, New York. It is a condition to the consummation of the merger that USA receive an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to USA, and that Ticketmaster receive an opinion from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., special counsel to the special committee, each to the effect that, among other things, the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. See "The Merger Agreement—Conditions to the Merger" and "The Merger—Material United States Federal Income Tax Consequences."

EXPERTS

        The consolidated financial statements of USA and its subsidiaries incorporated into this information statement/prospectus by reference to USA's Annual Report on Form 10-K, as amended by amendments No. 1 and 2 on Form 10-K/A, for the year ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Ticketmaster and its subsidiaries incorporated into this information statement/prospectus by reference to Ticketmaster's Annual Report on Form 10-K for the year ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements and the related financial statement schedule incorporated in this information statement/prospectus by reference from Expedia, Inc.'s Transition Report on Form 10-K for the six-month period ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have so been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

MISCELLANEOUS

        No person has been authorized to give any information or make any representation on behalf of USA or Ticketmaster not contained in this information statement/prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this information statement/prospectus is accurate only as of the date of this information statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material.

        If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

Appendix A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

USA INTERACTIVE

T MERGER CORP.

AND

TICKETMASTER

AS OF OCTOBER 9, 2002

INDEX OF DEFINED TERMS

Term	Section
"Agreement"	Preamble
"Approved Matter"	Section 3.1
"Blue Sky Laws"	Section 4.4(b)
"Business Day"	Section 1.3
"Certificate of Designations"	Section 1.6
"Certificate of Merger"	Section 1.2
"Certificates"	Section 2.2(b)
"Closing"	Section 1.3
"Closing Date"	Section 1.3
"Code"	Recitals
"Common Shares Trust"	Section 2.2(e)(iii)
"Company"	Preamble
"Company Banker"	Section 3.8
"Company Benefit Plans"	Section 3.10(a)
"Company Class A Common Stock"	Recitals
"Company Class B Common Stock"	Recitals
"Company Class C Common Stock"	Section 3.2
"Company Common Stock"	Recitals
"Company Disclosure Letter"	Section 3.2
"Company Material Adverse Effect"	Section 3.1
"Company Option"	Section 2.3(a)
"Company Preferred Stock"	Section 1.6
"Company SEC Reports"	Section 3.6(a)
"Company Warrants"	Section 2.5
"Constituent Corporations"	Section 1.1
"Covered Persons"	Section 5.10(c)
"Delaware Statute"	Recitals
"Dissenting Shares"	Section 2.2(g)
"D&O Insurance"	Section 5.10(c)
"Effective Time"	Section 1.2
"Embedded Shares"	Section 3.2
"ERISA"	Section 3.10(a)
"ERISA Plan"	Section 3.10(a)
"Excess Shares"	Section 2.2(e)(ii)
"Exchange Act"	Section 3.4(b)
"Exchange Agent"	Section 2.2(a)
"Exchange Fund"	Section 2.2(a)
"Exchange Ratio"	Section 2.1(c)
"GAAP"	Section 3.6(b)
"Governmental Entity"	Section 3.4(b)
"Information Statement"	Section 5.4
"Merger"	Recitals
"Merger Consideration"	Section 2.1(c)
"Multiemployer Plan"	Section 3.10(a)
"NASD"	Section 2.2(e)(iii)
"Other Filings"	Section 5.4
"Parent"	Preamble

"Parent Banker"	Section 4.8
"Parent Class B Common Stock"	Section 4.2
"Parent Common Stock"	Section 2.1(c)
"Parent Disclosure Letter"	Section 4.2
"Parent Material Adverse Effect"	Section 4.1
"Parent Preferred Stock"	Section 4.2
"Parent Proxy Statement"	Section 4.2
"Parent SEC Reports"	Section 4.6(a)
"Parent Series A Preferred Stock"	Section 4.2
"Restricted Stock Award"	Section 2.3(b)
"S-4"	Section 3.7
"SEC"	Section 3.1
"Securities Act"	Section 3.6(a)
"Significant Subsidiaries"	Section 3.1
"Special Committee"	Recitals
"Stock Plans"	Section 2.3(a)
"Sub"	Preamble
"Sub Common Stock"	Section 2.1(a)
"subsidiary"	Section 8.7
"Surviving Corporation"	Section 1.1
"Surviving Corporation Class B Common Stock"	Section 2.1(a)
"Surviving Corporation Common Stock"	Section 2.1(b)
"Transactions"	Sections 3.3(a)

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of October 9, 2002, by and among USA INTERACTIVE, a Delaware corporation ("Parent"), T MERGER CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and TICKETMASTER, a Delaware corporation (the "Company").

RECITALS:

        A.    The Executive Committee of the Board of Directors of Parent and the Boards of Directors of Sub and the Company each have approved the terms and conditions of the business combination between Parent and the Company to be effected by the merger of Sub with and into the Company (the "Merger"), pursuant to the terms and subject to the conditions of this Agreement and the General Corporation Law of the State of Delaware (the "Delaware Statute"), and each deems the Merger advisable and in the best interests of their respective stockholders. A Special Committee of the Board of Directors of the Company (the "Special Committee") has determined that the Merger is fair to, and in the best interests of, the holders of shares of Class A common stock, $.01 par value, of the Company ("Company Class A Common Stock") and the holders of shares of Class B common stock, $.01 par value, of the Company ("Company Class B Common Stock," and together with the Class A Common Stock, "Company Common Stock"), other than Parent and its subsidiaries, and has recommended to the Board of Directors of the Company that it approve the terms and conditions of the Merger, including this Agreement.

        B.    Each of Parent, Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger.

        C.    For U.S. federal income tax purposes, it is intended that the Merger and the transactions contemplated thereby qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

        NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE 1
THE MERGER

        Section 1.1.    The Merger.    Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Statute, at the Effective Time, Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Sub shall cease. Sub and the Company are collectively referred to as the "Constituent Corporations."

        Section 1.2.    Effective Time of the Merger.    Subject to the provisions of this Agreement, the Merger shall become effective (the "Effective Time") upon the filing of a properly executed certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the Delaware Statute, or at such later time as agreed to by the parties and set forth in the Certificate of Merger.

        Section 1.3.    Closing.    Unless this Agreement shall have been terminated pursuant to Section 7.1, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date (the "Closing Date") to be mutually agreed upon by the parties hereto, which date shall be no later than the third Business Day after satisfaction of the latest to occur of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing), unless another date is agreed to in writing by the parties hereto. The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, unless another place is agreed to in writing by the parties hereto. "Business Day" shall mean any day, other than a Saturday, Sunday or legal holiday on which banks are permitted to close in the City and State of New York.

        Section 1.4.    Effects of the Merger.    At the Effective Time: (a) the separate existence of Sub shall cease and Sub shall be merged with and into the Company, with the result that the Company shall be the Surviving Corporation, and (b) the Merger shall have all of the effects provided by the Delaware Statute.

        Section 1.5.    Certificate of Incorporation and Bylaws of Surviving Corporation; Directors and Officers.    At the Effective Time, (a) the Certificate of Incorporation of the Company shall be amended so as to read in its entirety in the form set forth as Exhibit A hereto, and, as so amended, until thereafter and further amended as provided therein and under the Delaware Statute it shall be the Certificate of Incorporation of the Surviving Corporation, (b) the Bylaws of Sub shall become the Bylaws of the Surviving Corporation until altered, amended or repealed as provided under the Delaware Statute or in the Certificate of Incorporation or Bylaws of the Surviving Corporation, (c) the directors of Sub shall become the initial directors of the Surviving Corporation, such directors to hold office from the Effective Time until their respective successors are duly elected or appointed as provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation, and (d) the officers of the Company shall continue as the officers of the Surviving Corporation until such time as their respective successors are duly elected as provided in the Bylaws of the Surviving Corporation.

        Section 1.6.    Exchange of Embedded Shares for Shares of Company Preferred Stock    Prior to the Effective Time, the Company shall file with the Secretary of State of the State of Delaware a properly executed certificate of designations (the "Certificate of Designations") in the form set forth as Exhibit B hereto designating the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock, par value $0.01 per share, of the Company (the "Company Preferred Stock"). Immediately prior to the Effective Time, the Company shall cause all of the Embedded Shares to be exchanged for one share of Company Preferred Stock.

ARTICLE 2
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

        Section 2.1.    Effect of Merger on Capital Stock.    At the Effective Time, subject and pursuant to the terms of this Agreement, by virtue of the Merger and without any action on the part of the Constituent Corporations or the holders of any shares of capital stock of the Constituent Corporations:

          (a)    Capital Stock of Sub.    Each issued and outstanding share of common stock, $.01 par value per share, of Sub ("Sub Common Stock"), shall be converted into and exchanged for a number of validly issued, fully paid and nonassessable shares of Class B common stock, $.01 par value per share, of the Surviving Corporation ("Surviving Corporation Class B Common Stock"), equal to the quotient obtained by dividing (i) the aggregate number of shares of Company Class A Common Stock and Company Class B Common Stock issued and outstanding immediately prior the Effective Time, excluding shares of Company Common Stock being converted into shares of Surviving Corporation Common Stock pursuant to Section 2.1(b) below, by (ii) 100, rounded to the nearest whole number of shares of Surviving Corporation Class B Common Stock.

          (b)    Treatment of Certain Company Shares.    Each share of Company Common Stock that is owned by the Company as treasury stock, and each share of Company Common Stock that is owned by Parent or any wholly owned subsidiary of Parent, shall be cancelled and retired and shall cease to exist. The share of Company Preferred Stock that is owned directly or indirectly by a wholly owned subsidiary of the Company shall be converted into and exchanged for 92,740,544 validly issued, fully paid and nonassessable shares of common stock, $.01 par value per share, of the Surviving Corporation ("Surviving Corporation Common Stock").

          (c)    Exchange Ratio for Company Common Stock.    Each share of Company Class A Common Stock and each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Class A Common Stock and shares of Company Class B Common Stock described in Section 2.1(b) and other than Dissenting Shares), shall, subject to Section 2.1(d), be converted into the right to receive 0.935 (the "Exchange Ratio") of a fully paid and nonassessable share of common stock, $.01 par value per share, of Parent ("Parent Common Stock") (the "Merger Consideration"). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding, and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of Parent Common Stock to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest. No fractional shares of Parent Common Stock shall be issued; and, in lieu thereof, a cash payment shall be made pursuant to Section 2.2(e).

          (d)    Adjustment of Exchange Ratio for Dilution and Other Matters.    If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, reorganization, split-up, stock dividend (including any dividend or distribution of securities convertible into, or exercisable or exchangeable for, Parent Common Stock), stock combination, exchange of shares, readjustment or otherwise, as the case may be, then the Exchange Ratio and the Merger Consideration shall be correspondingly adjusted.

        Section 2.2.    Exchange of Certificates.

        (a)    Exchange Agent.    Prior to the Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the "Exchange Agent"). Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto, the "Exchange Fund") issuable pursuant to Section 2.1(c) at the Effective Time in exchange for outstanding shares of Company Common Stock, which shall include such shares of Parent Common Stock to be sold by the Exchange Agent pursuant to Section 2.2(e).

        (b)    Exchange Procedures.    As soon as practicable after the Effective Time (but in any event within ten Business Days after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record (other than the Company, Parent, Sub and any wholly owned subsidiary of the Company) of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (collectively, the "Certificates") whose shares were converted into the right to receive Parent Common Stock pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article 2 and any cash in lieu of fractional shares of Parent Common Stock, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered on the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock may be issued and paid to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Article 2 and the Delaware Statute. The consideration to be issued in the Merger will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and any other required documents. No interest will be payable on such consideration, regardless of any delay in making payments.

        (c)    Distributions with Respect to Unsurrendered Certificates.    No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect, if any, of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor or such holder's transferee pursuant to Section 2.2(e), without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions on Parent Common Stock with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions on Parent Common Stock with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Parent Common Stock.

        (d)    No Further Ownership Rights in Company Common Stock.    All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms of this Article 2 (plus any cash paid pursuant to Section 2.2(c) or 2.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the shares of Company Common Stock, and there shall be no further registration of transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article 2.

        (e)    No Issuance of Fractional Shares.

          (i)    No certificates or scrip for fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

          (ii)  As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (A) the number of full shares of Parent Common Stock delivered to the

  Exchange Agent by Parent pursuant to Section 2.2(a) over (B) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Common Stock pursuant to Section 2.2(b) (such excess, the "Excess Shares"). As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of Company Common Stock, shall sell the Excess Shares at then prevailing prices in the over-the-counter market, all in the manner provided in clause (iii) of this Section 2.2(e).

          (iii)  The sale of the Excess Shares by the Exchange Agent shall be executed in the over-the-counter market through one or more member firms of the National Association of Securities Dealers, Inc. (the "NASD") and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Common Stock (the "Common Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock are entitled.

          (iv)  As soon as practicable after the determination of the amount of cash, if any, to be paid to the holders of Company Common Stock in lieu of any fractional share interests and subject to clause (v) of this Section 2.2(e), the Exchange Agent shall make available such amounts to such holders of Company Common Stock.

          (v)  Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

        (f)    Termination of Exchange Fund.    Any portion of the Exchange Fund and Common Shares Trust that remains undistributed to the stockholders of the Company for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any former stockholders of the Company that have not theretofore complied with this Article 2 shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

        (g)    Dissenting Shares.    Notwithstanding anything to the contrary in this Agreement, shares of Company Class A Common Stock which are outstanding immediately prior to the Effective Time and are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have demanded appraisal rights with respect thereto in accordance with Section 262 of the Delaware Statute (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive shares of Parent Common Stock in accordance with Section 2.1(c), but holders of such shares shall be entitled to receive payment of the appraised value of such shares in accordance with the provisions of such Section 262, except that any Dissenting Shares held by a stockholder who shall thereafter withdraw such demand for appraisal of such shares or lose the right to appraisal as provided in Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the Merger Consideration, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Class A Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the Delaware Statute received by the Company relating to stockholders' rights of appraisal, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisals under the Delaware Statute. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisals of Company Class A Common Stock, offer to settle or settle any such demands or approve any withdrawal of any such demands. All payments to holders of Dissenting Shares shall be paid by the Company out of its own funds, and no funds shall be supplied directly or indirectly by Parent for that purpose.

        (h)    No Liability.    Neither the Exchange Agent, Parent, Sub nor the Company shall be liable to any holder of shares of Company Common Stock or Parent Common Stock, as the case may be, for shares (or dividends or distributions with respect thereto) from the Exchange Fund or cash from the Common Shares Trust delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (i)    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificates shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificates shall also deliver a reasonable indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed. The affidavit and any indemnity that may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificate(s).

        Section 2.3.    Stock Compensation Awards.

        (a)  At the Effective Time, the Company's obligation with respect to each option (each, a "Company Option") to purchase shares of Company Common Stock issued pursuant to the Company's 1999 Stock Plan, 1998 Stock Option Plan, 1996 Stock Option Plan and the TicketWeb, Inc. 2000 Stock Plan, as amended (collectively, the "Stock Plans") that is outstanding immediately prior to the Effective Time, shall be assumed by Parent. The Company Options so assumed by Parent shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Stock Plan and the agreements pursuant to which such Company Options were issued as in effect immediately prior to the Effective Time, which Stock Plan and agreements shall be assumed by Parent, except that (in accordance with the applicable provisions of such Stock Plan) (a) each such Company Option shall be exercisable for that number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time and (ii) the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock, and (b) the exercise price per share of Parent Common Stock shall be equal to the quotient of (x) the exercise price per share of Company Common Stock immediately prior to the Effective Time and (y) the Exchange Ratio. The adjustment provided herein with respect to any Company Options that are "Incentive Stock Options" (as defined in Section 422 of the Code) shall be and is intended to be effected in a manner that is consistent with Section 424(a) of the Code. Parent shall reserve for issuance the number of shares of Parent Common Stock that will become issuable upon the exercise of such Company Options pursuant to this Section 2.3.

        (b)  At the Effective Time, the Company's obligation with respect to each award of Company Common Stock granted under the Stock Plans that is subject to restrictions on vesting or transfer or subject to a repurchase right (each, a "Restricted Stock Award") that is outstanding immediately prior to the Effective Time shall be assumed by Parent. The Restricted Stock Awards so assumed by Parent shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable Stock Plan and the agreements pursuant to which such Restricted Stock Awards were issued as in effect immediately prior to the Effective Time, which Stock Plans and agreements shall be assumed by Parent, except that (in accordance with the applicable provisions of such Stock Plan) each Restricted Stock Award shall be converted into a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Restricted Stock Award immediately prior to the Effective Time and (ii) the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock.

        (c)  Promptly following the Effective Time (and in any event not later than 2 Business Days following the Effective Time), Parent shall file a registration statement on Form S-8 (or any successor or, including if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to such options or restricted stock awards assumed by Parent in accordance with Sections 2.3(a) and (b) and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options or restricted stock awards remain outstanding.

        (d)  All stock options and restricted stock awards previously granted to directors, officers, employees and consultants of the Company and its subsidiaries under stock plans of Parent and outstanding immediately prior to the Effective Time will, upon completion of the Merger, remain outstanding and in full force and effect, subject to their existing terms and conditions.

        Section 2.4.    Further Assurances.    If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement, or to vest, perfect or confirm of record or otherwise establish in the Surviving Corporation full right, title and interest in, to or under any of the assets, property, rights, privileges, powers and franchises of the Company and Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of each of the Constituent Corporations or otherwise to take all such lawful and reasonably necessary or desirable action.

        Section 2.5.    Company Warrants.    To the extent expressly required by the terms of any warrant to acquire shares of Company Common Stock (each, a "Company Warrant"), at the Effective Time, the Company's obligation with respect to each such Company Warrant outstanding and unexercised immediately prior to the Effective Time shall be assumed by Parent. The Company Warrants so assumed by Parent shall continue to have, and be subject to, the same terms and conditions as set forth in the applicable warrant agreements as in effect immediately prior to the Effective Time, except that (in accordance with, and without duplication of, the provisions set forth in the applicable warrant agreement) (a) each such Company Warrant shall be exercisable solely for a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company Warrant immediately prior to the Effective Time and (ii) the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock, and (b) the exercise price with respect to each such Company Warrant shall be appropriately adjusted.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Parent and Sub as follows:

        Section 3.1.    Organization and Qualification.    Each of the Company and its "Significant Subsidiaries" (as defined in Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC") and which are referred to herein as the "Significant Subsidiaries") is a corporation or other entity duly incorporated or organized, validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, and has the requisite corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of the Company and its Significant Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders would not, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and its subsidiaries is, as applicable, duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Company Material Adverse Effect. "Company Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, excluding (i) any changes or effects resulting from any matter, which matter was expressly approved by the Board of Directors of the Company following the date hereof unless, with respect to such matter, the directors of the Company who are also executive officers of Parent either voted against or abstained from voting (such matter and related contemplated transactions, an "Approved Matter"), (ii) changes in economic or regulatory conditions in the industries in which the Company carries on business as of the date hereof, and changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, and (iii) changes resulting from the announcement of the Transactions and any other public announcement of Parent during the term of this Agreement to the extent not covered in any other public announcement of the Company during the term of this Agreement or based upon information provided to Parent by the Company. Other than wholly owned subsidiaries and except as disclosed in the Company SEC Reports or Section 3.1 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business, association or entity.

        Section 3.2.    Capitalization.    The authorized capital stock of the Company consists solely of 150,000,000 shares of Company Class A Common Stock, 250,000,000 shares of Company Class B Common Stock, 2,883,506 shares of Class C common stock, par value $.01 per share, of the Company ("Company Class C Common Stock"), none of which have been issued at any time on or prior to the date hereof, and 2,000,000 shares of Company Preferred Stock, none of which have been issued at any time on or prior to the date hereof. At the close of business on September 30, 2002, (a) 42,722,393 shares of Company Class A Common Stock and 101,281,810 shares of Company Class B Common Stock were issued and outstanding, (b) no shares of Company Common Stock were held in treasury by the Company, and (c) 42,480,143 shares of Company Class A Common Stock and 50,260,401 shares of Company Class B Common Stock (collectively, the "Embedded Shares") were held by wholly owned subsidiaries of the Company. All shares of Company Common Stock that are issued and outstanding on the date hereof are duly authorized, validly issued and fully paid and nonassessable. Except as set forth in this Section 3.2 or as disclosed in Section 3.2 of the disclosure letter delivered by the Company to Parent on or prior to the date hereof (the "Company Disclosure Letter"), as of September 30, 2002,

there are no options, warrants, rights, puts, calls, commitments, or other contracts, arrangements or understandings issued by or binding upon the Company requiring or providing for, and there are no outstanding debt or equity securities of the Company which upon the conversion, exchange or exercise thereof would require or provide for the issuance by the Company of any new or additional shares of Company Common Stock, Company Class C Common Stock or Company Preferred Stock (or any other securities of the Company) which, with or without notice, lapse of time and/or payment of monies, are or would be convertible into or exercisable or exchangeable for shares of Company Common Stock, Company Class C Common Stock or Company Preferred Stock (or any other securities of the Company). Since September 30, 2002, the Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date or in connection with the conversion, if any, of shares of Company Class A Common Stock into shares of Company Class B Common Stock. There are no preemptive or other similar rights available to the existing holders of Company Common Stock.

        Section 3.3.    Authority Relative to this Agreement; Board Approval.

        (a)  The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to obtaining the approval of the stockholders of the Company of this Agreement, to consummate the transactions contemplated by this Agreement (the "Transactions"). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the voting power of Company Class A Common Stock and Company Class B Common Stock, voting together as a single class, which approval is the only approval required to consummate the Transactions under the Company's Certificate of Incorporation and the Delaware Statute). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Sub, constitutes the legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (ii) the availability of specific performance or injunctive relief and other equitable remedies.

        (b)  The Board of Directors of the Company, based on the recommendation of the Special Committee (which recommendation was a condition to the approval of the Company's Board of Directors set forth in clause (i) of this sentence) has, prior to the execution of this Agreement, (i) approved this Agreement and the Transactions (including for purposes of Section 144 of the Delaware Statute), (ii) determined that the Transactions are fair to and in the best interests of its public stockholders, and (iii) recommended that the stockholders of the Company approve this Agreement and the Transactions. This Agreement and the Transactions have been approved by the unanimous vote of the members of the Special Committee and the unanimous vote of the members of the Board of Directors of the Company, excluding the directors of the Company that are also directors or officers of Parent.

        Section 3.4.    No Conflict; Required Filings and Consents.

        (a)  The execution and delivery of this Agreement by the Company do not, and the performance of its obligations hereunder and the consummation of the Transactions by the Company will not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of the Company or any of its Significant Subsidiaries; (ii) subject to obtaining the approval of the Company's stockholders of this Agreement in accordance with the Delaware Statute and the Company's Certificate of Incorporation and Bylaws and compliance with the requirements set forth in Section 3.4(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound or affected; or (iii) except as set forth in Section 3.4 of the Company Disclosure Letter, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party or the Company or its subsidiaries under, or give to others any rights of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties are bound or affected, in each case having value or requiring payments over the term thereof equal to or greater than $2.5 million, except, in the case of clause (ii) above, for any such conflicts or violations that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement in any material respect, and would not have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.4(a) of the Company Disclosure Letter lists all material consents, waivers and approvals under any agreements, contracts, licenses or leases required to be obtained by the Company or its Significant Subsidiaries in connection with the consummation of the Transactions.

        (b)  The execution and delivery of this Agreement by the Company do not, and the performance of its obligations hereunder and the consummation of the Transactions by the Company will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "Governmental Entity"), except (i) the filing of documents to satisfy the applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and state takeover laws, (ii) the filing with the SEC of the Information Statement and prospectus in definitive form relating to the Transactions, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the Secretary of State of other states in which the Company is qualified to transact business as a foreign corporation, (iv) filings under the rules and regulations of the NASD, and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent or delay in any material respect the Company from performing its obligations under this Agreement or (B) would not, individually or in the aggregate, have a Company Material Adverse Effect.

        Section 3.5.    Compliance with Laws.    Except as set forth in Section 3.5 of the Company Disclosure Letter, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of (a) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any of their respective properties is bound, or (b) whether after the giving of notice or passage of time or both, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties is bound, except for any conflicts, defaults or violations that do not and would not have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 3.6.    SEC Filings; Financial Statements.

        (a)  The Company has made available to Parent a correct and complete copy of each report, schedule, registration statement (but only such registration statements that have become effective prior to the date hereof) and definitive proxy statement filed by the Company with the SEC on or since January 1, 2002 and prior to the date of this Agreement (the "Company SEC Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since such date; provided that, if the Company amends any of the Company SEC Reports, such amendment shall not mean or imply that any representation or warranty in this Agreement was not true when made or became untrue thereafter. As of their respective dates, the Company SEC Reports and any forms, reports and other documents filed by the Company with the SEC after the date of this Agreement (i) complied or will comply in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) or will not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with respect to information included in the Company SEC Reports that was provided in writing by Parent or Sub. None of the Company's subsidiaries is required to file any reports or other documents with the SEC.

        (b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q or the Exchange Act regulations promulgated by the SEC), and each fairly presented the consolidated financial position of the Company and its consolidated subsidiaries in all material respects as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited interim financial statements, to normal audit adjustments which were not and are not expected, individually or in the aggregate, to be material in amount).

        Section 3.7.    Registration Statement; Information Statement.    None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (b) the Information Statement will, at the date the Information Statement is mailed to the stockholders of the Company and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by or required to be provided by Parent or Sub and/or by their auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the S-4 or Information Statement. The Information Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

        Section 3.8.    Brokers.    Other than Credit Suisse First Boston Corporation (the "Company Banker"), no broker, finder or investment banker is entitled to any brokerage, finders' or other fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The Company heretofore has furnished to Parent a complete copy of all agreements between the Company and the Company Banker pursuant to which such firm would be entitled to any payment relating to the Merger and the other Transactions.

        Section 3.9.    Opinion of Financial Advisor.    The Special Committee and the Company's Board of Directors have received the written opinion, dated October 9, 2002, of the Company Banker that, as of October 9, 2002, the Exchange Ratio is fair to the holders of Company Common Stock (other than

Parent or any subsidiary of Parent) from a financial point of view, a copy of which opinion has been delivered to Parent.

        Section 3.10.    Employee Benefit Plans.

        (a)  The Company will deliver promptly following the execution of this Agreement a list of, and upon request thereafter, true and complete copies of, all material pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other material incentive or employee benefit plans, arrangements or agreements, whether arrived at through collective bargaining or otherwise, including, without limitation, all "employee benefit plans" (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by the Company or any entity required to be aggregated with the Company pursuant to Section 414 of the Code for the benefit of current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which current or former employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate, excluding any such plans, arrangements or agreements that are offered or maintained by Parent (collectively, the "Company Benefit Plans"). Any of the Company Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "ERISA Plan." No Company Benefit Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a "Multiemployer Plan").

        (b)  (i) Each of the Company Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including, but not limited to, ERISA (as defined herein) and the Code, (ii) except as set forth on Section 3.10(b) of the Company Disclosure Letter, each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter, and there are no existing circumstances or any events that have occurred that would be reasonably expected to affect adversely the qualified status of any such Company Benefit Plan, (iii) no Company Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of Company or its subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable law, (B) death benefits or retirement benefits under any "employee pension plan" (as such term is defined in Section 3(2) of ERISA, (C) deferred compensation benefits accrued as liabilities on the books of the Company or its subsidiaries, or (D) benefits the full cost of which is borne by the current or former employee or director (or his beneficiary), and (vi) to the best knowledge of the Company there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto.

        (c)  No ERISA Plan is subject to Title IV or Section 302 of ERISA, and no circumstances exist that could result in material liability to the Company under Title IV or Section 302 of ERISA.

        (d)  Except as set forth in Section 3.10 of the Company Disclosure Letter, as described in any Company SEC Reports or as provided under the Stock Plans or any related agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (or any termination of employment in connection with the Transactions) will (i) result in any payment becoming due to any current or former director or employee of the Company or any of its affiliates from the Company or any of its affiliates under any Company Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any such benefits, except for any payments or vesting which would occur upon a termination of employment absent the consummation of the Transactions or which arise under any plan, agreement or arrangement offered or maintained by Parent.

        Section 3.11.    Tax Matters.    Neither the Company nor any of its subsidiaries has taken or agreed to take any action (including in connection with the Transactions) that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

        Section 3.12.    Litigation.    Except as disclosed in the Company SEC Reports or Section 3.12 of the Company Disclosure Letter, there are no claims, actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would, or would reasonably be anticipated to, have a Company Material Adverse Effect.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

        Parent and Sub jointly and severally represent and warrant to the Company, as follows:

        Section 4.1.    Organization and Qualification.    Each of Parent and Sub has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Sub is duly qualified or licensed as a foreign corporation to do business and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so duly licensed or qualified and in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. "Parent Material Adverse Effect" shall mean any change, event or effect that is materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole, in each case excluding (i) changes in economic or regulatory conditions in the industries in which Parent carries on business as of the date hereof, and changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, and (ii) changes resulting from the announcement of the Transactions and any other public announcement of the Company during the term of this Agreement.

        Section 4.2.    Capitalization.    At the close of business on September 30, 2002, (a) 390,437,524 shares of Parent Common Stock were issued and 383,835,823 shares of Parent Common Stock were outstanding (in each case excluding 508,336 restricted shares of Parent Common Stock), 64,629,996 shares of Parent Class B Common Stock and 13,118,182 shares of Parent Preferred Stock were issued and outstanding, in each case, except as disclosed in the Parent's proxy statement dated March 25, 2002 (the "Parent Proxy Statement"), not subject to any preemptive rights, and (b) 6,601,701 shares of Parent Common Stock and no shares of Parent Class B Common Stock or Parent Preferred Stock were held in treasury by Parent or by subsidiaries of Parent. Other than (a) options to purchase 69,311,267 shares of Parent Common Stock issued pursuant to employee benefit plans and agreements of Parent, (b) 75,058,291 shares of Parent Common Stock issuable upon exercise of outstanding warrants, (c) up to 25,721,925 shares of Parent Common Stock issuable upon conversion of Parent Series A Preferred Stock, (d) 508,336 restricted shares of Parent Common Stock, and (e) 3,778 shares of Parent Common Stock issuable pursuant to Parent's Bonus Stock Purchase Program, as of September 30, 2002, except in connection with this Agreement, as disclosed in the disclosure letter delivered by Parent to the Company on or prior to the date hereof (the "Parent Disclosure Letter"), or in connection with the agreements described in the Parent Proxy Statement, there were no options, warrants, puts, calls, commitment or other contracts, arrangements or understandings issued or binding upon Parent requiring or providing for, and there are no outstanding debt or equity securities of Parent which upon the conversion, exchange or exercise thereof would require or provide for the issuance by Parent of any new or additional shares of Parent Common Stock (or any other securities of Parent) which, with or without notice, lapse of time and/or payment of monies, are or would be convertible into or exercisable or exchangeable for Parent

Common Stock (or any other securities of Parent). Since September 30, 2002, Parent has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than pursuant to the exercise of employee stock options granted prior to such date. The authorized capital stock of Sub consists of 1,000 shares of Sub Common Stock, of which, as of the date hereof, 100 shares of Sub Common Stock are issued and outstanding. All of the outstanding shares of Sub Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The shares of Parent Common Stock to be issued in the Merger will, upon issuance, be validly issued, fully paid, nonassessable, except as disclosed in the Parent Proxy Statement, not subject to any preemptive rights, and free and clear of all security interests, liens, claims, pledges or other encumbrances of any nature whatsoever (in each case to which Parent is a party).

        Section 4.3.    Authority Relative to this Agreement; Board Approval.

        (a)  Each of Parent and Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement, or to consummate the Transactions (other than the approval of the NASD listing application with respect to the issuance of shares of Parent Common Stock in the Merger). This Agreement has been duly and validly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal and binding obligations of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally and (ii) the availability of specific performance or injunctive relief and other equitable remedies.

        (b)  The Executive Committee of the Board of Directors of Parent has (i) approved this Agreement and the Transactions and (ii) determined that the Transactions are fair to and in the best interests of the stockholders of Parent. No vote of Parent's stockholders is required in connection with the Transactions.

        Section 4.4.    No Conflict; Required Filings and Consents.

        (a)  The execution and delivery of this Agreement by Parent and Sub do not, and the performance of their respective obligations hereunder and the consummation of the Transactions by Parent and Sub will not, (i) conflict with or violate the Certificate of Incorporation, Bylaws or equivalent organizational documents of Parent or Sub; (ii) subject to compliance with the requirements set forth in Section 4.4(b), conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Sub or by which their respective properties are bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party or of Parent or Sub under, or give to others any rights of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any of the properties or assets of Parent or Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Sub is a party or by which Parent or Sub or any of their respective properties are bound or affected, except in the cases of clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other alterations or occurrences that would not prevent or delay consummation of the Merger in any material respect, or otherwise prevent Parent and Sub from performing their respective obligations under this Agreement in any material respect, and would not have, individually or in the aggregate, a Parent Material Adverse Effect. There are no material consents, waivers, and approvals under any agreements, contracts, licenses or leases required to be obtained by Parent or Sub in connection with the consummation of the Transactions.

        (b)  The execution and delivery of this Agreement by Parent and Sub do not, and the performance of their respective obligations hereunder and the consummation of the Transactions by Parent and Sub will not, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Entity except (i) the filing of documents to satisfy the applicable requirements, if any, of the Exchange Act and state takeover laws, (ii) the filing with the SEC of the Information Statement and the declaration of effectiveness of the S-4 by the SEC, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate corresponding documents with the Secretary of State of other states in which the Company is qualified to transact business as a foreign corporation, (iv) filings under the rules and regulations of the NASD, (v) filings under state securities laws ("Blue Sky Laws"), and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications (A) would not prevent or delay consummation of the Merger in any material respect or otherwise prevent or delay in any material respect Parent or Sub from performing their respective obligations under this Agreement or (B) would not, individually or in the aggregate, have a Parent Material Adverse Effect.

        Section 4.5.    Compliance with Laws.    Except as set forth in Section 4.5 of the Parent Disclosure Letter, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of (a) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which any of their respective properties is bound, or (b) whether after the giving of notice or passage of time or both, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their respective properties is bound, except for any such conflicts, defaults or violations which do not and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.6.    SEC Filings; Financial Statements.

        (a)  Parent has made available to the Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after January 1, 2002 and prior to the date of this Agreement (the "Parent SEC Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since such date; provided that, if Parent amends any of the Parent SEC Reports, such amendment shall not mean or imply that any representation or warranty in this Agreement was not true when made or became untrue thereafter. As of their respective dates, the Parent SEC Reports and any forms, reports and other documents filed by Parent and Sub after the date of this Agreement (i) complied or will comply in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable thereto, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) or will not at the time they are filed contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made with respect to information included in the Parent SEC Reports that was provided in writing by the Company.

        (b)  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, had been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q or the Exchange Act regulations promulgated by the SEC) and each fairly presented the consolidated financial position of Parent and its consolidated subsidiaries in all material respects as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated (subject, in the case of the unaudited interim financial statements, to normal audit adjustments which were not and are not expected, individually or in the aggregate, to be material in amount).

        Section 4.7.    Registration Statement; Information Statement.    None of the information supplied or to be supplied by Parent in writing specifically for inclusion or incorporation by reference in (a) the S-4 will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (b) the Information Statement will, at the date the Information Statement is mailed to the stockholders of the Company and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Sub make no representation or warranty with respect to any information provided by or required to be provided by the Company and/or its auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the S-4 or the Information Statement. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder.

        Section 4.8.    Brokers.    Other than Allen & Company Incorporated (the "Parent Banker"), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Sub.

        Section 4.9.    Interim Operations of Sub.    Sub is a direct wholly owned subsidiary of Parent and was formed solely for the purpose of engaging in the Merger, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

        Section 4.10.    Tax Matters.    Neither Parent nor any of its affiliates has taken or agreed to take any action (including in connection with the Transactions) that would prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

        Section 4.11.    Litigation.    Except as disclosed in the Parent SEC Reports or Section 4.11 of the Parent Disclosure Letter, there are no claims, actions, suits, investigations or proceedings pending or, to the best knowledge of Parent, threatened against Parent, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, would, or would reasonably be anticipated to, have a Parent Material Adverse Effect.

        Section 4.12.    Ownership of Company Common Stock.    As of the date hereof, Parent owns directly 42,480,143 shares of Company Class A Common Stock and 53,302,401 shares of Company Class B Common Stock.

ARTICLE 5
CONDUCT AND TRANSACTIONS PRIOR TO
EFFECTIVE TIME; ADDITIONAL AGREEMENTS

        Section 5.1.    Information and Access.    From the date of this Agreement and continuing until the Effective Time, Parent, as to itself and Sub, on the one hand, and the Company, as to itself and its subsidiaries, on the other hand, each agrees that it shall afford and, with respect to clause (b) below, shall cause its independent auditors to afford, (a) to the officers, independent auditors, counsel and other representatives of the other reasonable access, upon reasonable advance notice, to its (and in the case of Parent, Sub's, and in the case of the Company, its subsidiaries') properties, books, records (including tax returns filed and those in preparation) and executives and personnel in order that the other may have a full opportunity to make such investigation as it reasonably desires to make of the other consistent with their rights under this Agreement, and (b) to the independent auditors of the other, reasonable access to the audit work papers and other records of its independent auditors. No investigation pursuant to this Section 5.1 shall affect or otherwise obviate or diminish any representations and warranties of any party or conditions to the obligations of any party. No party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client privilege or the institution in possession or control of such information or contravene any law, rule, regulations, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        Section 5.2.    Conduct of Business of the Company.    Except as contemplated by this Agreement (including Section 5.2 of the Company Disclosure Letter) or with respect to Approved Matters, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, (a) the Company and its subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice, including, without limitation, consulting with, advising and obtaining the approval of Parent, in each case consistent with past practice, and (b) without limiting the provisions of clause (a) in this paragraph, neither the Company nor any of its subsidiaries shall without the prior written consent of Parent (or, to the extent consistent with past practice with regard to the matter at issue, the prior oral consent of Parent):

          (i)    declare, set aside or pay any dividends on or make any other distribution in respect of any of its capital stock, except dividends or distributions declared and paid by a wholly owned subsidiary of the Company only to the Company or another wholly owned subsidiary of the Company;

          (ii)    split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock;

          (iii)    issue, deliver, pledge, encumber or sell, or authorize or propose the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (other than the issuance of such capital stock to the Company or a wholly owned subsidiary of the Company, or upon the exercise or conversion of outstanding options or warrants in accordance with the Stock Plan in effect on the date of this Agreement or other convertible or exchangeable securities outstanding on the date hereof, in each case in accordance with its present terms), authorize or propose any change in its equity capitalization, or amend any of the financial or other economic terms of such securities or the financial or other economic terms of any agreement relating to such securities;

          (iv)    amend its Certificate of Incorporation, Bylaws or other organizational documents in any manner;

          (v)    take any action that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article 6 not being satisfied;

          (vi)    merge or consolidate with any other person, or acquire any assets or capital stock of any other person, other than acquisitions of assets in the ordinary course of business, such as for inventory or relating to the ordinary operations of the Company;

          (vii)    incur any indebtedness for money borrowed or guarantee any such indebtedness of another person or increase indebtedness for money borrowed outstanding under any current agreement relating to indebtedness for money borrowed, or as disclosed on Section 5.2 of the Company Disclosure Letter, in each case in the ordinary course of business;

          (viii)    make or authorize any capital expenditures of the Company and its subsidiaries taken as a whole, other than capital expenditures permitted pursuant to Section 5.2 of Company Disclosure Letter and other than capital expenditures that are part of the Company's then existing budget, which has previously been approved by the Company and Parent in the ordinary course;

          (ix)    except as may be required by changes in applicable law or GAAP, change any method, practice or principle of accounting;

          (x)    enter into any new employment agreements, or increase the compensation of any officer or director of the Company or any senior executive of any of its subsidiaries or operating units (including entering into any bonus, severance, change of control, termination, reduction-in-force or consulting agreement or other employee benefits arrangement or agreement pursuant to which such person has the right to any form of compensation from the Company or any of its subsidiaries), other than as required by law or by written agreements in effect on the date hereof with such person, or otherwise amend in any material respect any existing agreements with any such person or use its discretion to amend any Company Benefit Plan or accelerate the vesting or any payment under any Company Benefit Plan;

          (xi)    enter into any transaction with any officer or director of the Company or any senior executive of any of its subsidiaries or operating units, other than as provided for in the terms of any agreement in effect on or prior to the date hereof and described in the Company Disclosure Letter;

          (xii)    settle or otherwise compromise any material litigation, arbitration or other judicial or administrative dispute or proceeding relating to the Company or any of its subsidiaries; or

          (xiii)    authorize or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        Section 5.3.    Conduct of Business of Parent.    Except as contemplated by this Agreement (including the Parent Disclosure Letter), and agreements described in the Parent Proxy Statement, during the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, Parent shall not, without the prior written consent of the Company, take any action that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article 6 not being satisfied.

        Section 5.4.    Preparation of S-4 and Information Statement; Other Filings.    As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare, and Parent and Sub shall file with the SEC, a preliminary information statement, in form and substance reasonably satisfactory to each of Parent and the Company, and Parent shall prepare and file with the SEC the S-4, in which the preliminary information statement (or portion thereof) will be included as part of a prospectus. Each of Parent and the Company shall use its reasonable best efforts to respond to any comments of the SEC, to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the information statement in definitive form (the "Information Statement") to be mailed to the Company's stockholders at the earliest practicable time after the S-4 is declared effective under the Securities Act. As promptly as practicable after the date of this Agreement, Parent and the Company shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal laws relating to the Transactions (the "Other Filings"). The Company and Parent will notify the other party promptly of the receipt of any comments, whether oral or written, from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4 or the Information Statement or any Other Filing or for additional information, and will supply the other with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Information Statement or the Merger. The Information Statement and the S-4 shall comply in all material respects with all applicable requirements of law. No amendment or supplement to the Information Statement or S-4 will be made by the Company or Parent without the prior approval of the other party, except as required by applicable laws and then only to the extent necessary, or without providing the other party the opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the S-4 has been declared effective, the issuance of any stop order, or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors should be discovered by the Company or Parent which should be set forth in an amendment or supplement to any of the S-4, the Information Statement or any Other Filing so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or an event occurs which is required to be set forth in an amendment or supplement to the Information Statement, the S-4 or any Other Filing, the party that discovers such information shall promptly notify the other party and an amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the Company's stockholders. The Information Statement shall include, subject to applicable fiduciary duties (based on advice of outside counsel to the Special Committee), the recommendations of the Board of Directors of the Company in favor of approval of this Agreement and the Transactions; provided that the Board of Directors of the Company will not recommend approval of this Agreement and the Transactions without the recommendation of the Special Committee. In the event that a meeting of stockholders of the Company is required in connection with the Transactions, the Company shall call and convene such meeting at the earliest practicable date following the date hereof. The Company and Parent each shall promptly provide the other (or its counsel) copies of all filings made by it with any Governmental Entity in connection with this Agreement and the Transactions.

        Section 5.5.    Written Consent.    Parent agrees that concurrent with the execution and delivery of this Agreement, it shall deliver to the Company a duly executed written consent with respect to all shares of the Company owned by it adopting the Agreement as approved by the Board of Directors of the Company. If this Agreement is subsequently amended and such amendment is approved by the Board of Directors of Parent and the Company or if a subsequent consent is deemed necessary to consummate the Transactions contemplated by this Agreement, then Parent shall as soon thereafter as practicable either (a) execute and deliver a written consent with respect to all shares of Common Stock owned directly or indirectly by it on the date hereof adopting this Agreement, or (b) at a meeting of the Company's stockholders at which any proposal to adopt the Merger Agreement is proposed, cause all shares of Common Stock owned directly or indirectly by it on the date hereof (i) to appear, in person or by proxy, so that all such shares are counted for the purpose of obtaining a quorum at any such meeting of stockholders of the Company, and at any adjournment or adjournments thereof, and (ii) to vote, in person or by proxy, with respect to such shares to adopt this Agreement. Parent shall cause all shares of Common Stock owned directly or indirectly by it on the date hereof to vote against, and refrain from executing and delivering written consents in favor of, any proposal that is contrary to the adoption of this Agreement and the Transactions contemplated hereby. Following delivery of any written consent of Parent contemplated by this Section 5.5, the Company shall provide to its stockholders the notice required pursuant to Section 228(e) of the Delaware Statute.

        Section 5.6.    Agreements to Take Reasonable Action.

        (a)  The parties shall take, and shall cause their respective subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the Merger and shall take all reasonable actions necessary to cooperate promptly with and furnish information to the other parties in connection with any such requirements imposed upon them or any of their subsidiaries in connection with the Merger. Each party shall take, and shall cause its subsidiaries to take, all reasonable actions necessary (i) to obtain (and will take all reasonable actions necessary to promptly cooperate with the other parties in obtaining) any clearance, consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by it (or by the other parties or any of their respective subsidiaries) in connection with the Transactions or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting its ability to consummate the Transactions; (iii) to fulfill all conditions applicable to the parties pursuant to this Agreement; (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; (v) to defend any lawsuit or other legal proceeding, whether judicial or administrative, challenging the Agreement, the consummation of the Transactions or the terms thereof; and (vi) to execute and deliver any additional agreements or instruments necessary to consummate the Transactions and fully carry out the purposes of the Agreement provided, however, that with respect to clauses (i) through (vi) above, the parties will take only such curative measures (such as licensing and divestiture) as the parties determine to be reasonable.

        (b)  Subject to the terms and conditions of this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the Merger, subject to the appropriate approval of the stockholders of the Company.

        Section 5.7.    Consents.    Parent, Sub and the Company shall each use all reasonable efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required in order to permit the consummation of the Merger and to enable the Surviving Corporation to conduct and operate the business of the Company and its subsidiaries substantially as presently conducted and as contemplated to be conducted.

        Section 5.8.    NASDAQ Quotation.    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable to the stockholders of the Company in the Merger (including the shares of Parent Common Stock reserved for issuance with respect to Company Options) to be eligible for quotation on the NASD National Market (or other national market or exchange on which Parent Common Stock is then traded or quoted) prior to the Effective Time.

        Section 5.9.    Affiliates.    At least ten Business Days prior to the anticipated Closing Date, the Company shall deliver to Parent a list of names and addresses of those persons who, at the Closing Date, would be "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall use its reasonable efforts to deliver or cause to be delivered to Parent, prior to the Effective Time, from each of the affiliates of the Company identified in the foregoing list, agreements substantially in the form attached to this Agreement as Exhibit C.

        Section 5.10.    Indemnification.    (a) Parent shall cause the Surviving Corporation to maintain in effect for the benefit of individuals who at or prior to the Effective Time were directors or officers of the Company the current provisions regarding indemnification and exculpation of officers and directors (including with respect to advancement of expenses) contained in the Certificate of Incorporation and Bylaws of the Company on the date hereof, which provisions shall not be amended, modified or otherwise repealed for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of such individuals, unless such modification is required after the Effective Time by applicable law and then only to the minimum extent required by such applicable law or except to make changes permitted by applicable law that would enlarge the exculpation or rights of indemnification thereunder; provided, however, that if any claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) hereunder in respect of such claims shall continue, without diminution, until disposition of all such claims.

        (b)  The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), to the maximum extent permitted under applicable law, provide to the current directors and officers of the Company the maximum indemnification protection (including with respect to advancement of expenses, including advancing expenses as incurred) permitted under the Delaware Statute for a period of six (6) years after the Effective Time; provided, however, that if any claims are asserted or made within such six-year period, all rights to indemnification (and to advancement of expenses) hereunder in respect of such claims shall continue, without diminution, until disposition of all such claims.

        (c)  The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume, honor and fulfill in all respects the obligations of the Company pursuant to any indemnification agreements, including those contained in employment agreements (the employee parties under such agreements being referred to as the "Covered Persons") with the Company's directors, officers and other employees (if any) existing at the Effective Time. In addition, Parent shall provide, or cause the Surviving Corporation to provide, for a period of not less than six (6) years after the Effective Time, the Company's current and former directors and officers who are currently covered by the Company's existing insurance and indemnification policy with an insurance and indemnification policy (including, without limitation, by arranging for run-off coverage, if necessary) that provides coverage for events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy (it being acknowledged and understood that the Company currently self-insures for legally indemnifiable claims and maintains liability insurance solely for claims not so indemnifiable or in circumstances in which the Company cannot provide indemnification), or, if substantially equivalent insurance coverage is unavailable, the most advantageous D&O Insurance obtainable for an annual premium equal to 200% of the annual premium currently in place for the Company for such insurance; provided, however, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently in place for the Company for such insurance, calculated on the basis of a fair allocation of the portion of such premium if Parent arranges such coverage on a group basis.

        (d)  This Section 5.10 shall survive the Effective Time, is intended to benefit the Surviving Corporation, the Indemnified Parties and the Covered Persons and shall be enforceable by the Indemnified Parties and the Covered Persons, their heirs, assigns and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. In the event the Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, or at Parent's option, Parent, shall assume the obligations set forth in this Section 5.10.

        Section 5.11.    Notification of Certain Matters.    Each of the Company, Parent and Sub shall give prompt notice to the other such parties of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of the Company, Parent, or Sub as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the foregoing, the delivery of any notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        Section 5.12.    Employee Agreements.    From and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill all written employment, severance, termination, consulting and retirement agreements, as in effect on the date hereof, to which the Company or any of its subsidiaries is a party, pursuant to the terms thereof and applicable law.

        Section 5.13.    Reorganization.    From and after the date hereof, each of Parent and the Company and their respective subsidiaries shall not, and shall use reasonable efforts to cause their affiliates not to, take any action, or fail to take any action, that would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or enter into any contract, agreement, commitment or arrangement that would have such effect.

        Section 5.14.    Public Announcements.    The initial press release relating to the Transactions shall be a joint press release, to be agreed upon by the Parent and the Company. Thereafter, Parent and the Company shall use their reasonable efforts to consult with each other before issuing any press release with respect to this Agreement or the Transactions.

        Section 5.15.    Stockholder Litigation.    Each of the Company and the Parent shall give the other the reasonable opportunity to participate in the defense of any stockholder litigation against the Company or the Parent and their respective directors and officers, as applicable, relating to the Transactions or this Agreement.

        Section 5.16.    Section 16b-3.    Parent, Sub and the Company shall take all reasonable steps to cause the transactions contemplated by Section 2.3 and any other disposition of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent by each individual who (a) is a director or officer of the Company, or (b) at the Effective Time will become a director or officer of Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE 6
CONDITIONS PRECEDENT

        Section 6.1.    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of each party to effect the Merger are subject to the satisfaction prior to the Closing Date of the following conditions:

          (a)    Information Statement.    Twenty (20) calendar days shall have elapsed from the mailing of the Information Statement to the Company's stockholders.

          (b)    Effectiveness of the S-4.    The S-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

          (c)    Governmental Entity Approvals.    All other material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Merger shall have been filed, expired or been obtained, other than those that, individually or in the aggregate, the failure to be filed, expired or obtained would not, in the reasonable opinion of Parent, have a Parent Material Adverse Effect or a Company Material Adverse Effect.

          (d)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transactions shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending or threatened; and there shall not be any action taken, or any statute, rule, regulation or order (whether temporary, preliminary or permanent) enacted, entered or enforced which makes the consummation of the Transactions illegal or prevents or prohibits the Transactions.

          (e)    NASDAQ Quotation.    The shares of Parent Common Stock issuable to the holders of the Company Common Stock pursuant to the Merger (including the shares of Parent Common Stock reserved for issuance with respect to Company Options) shall have been authorized for quotation on the NASD National Market (or other national market or exchange on which Parent Common Stock is then traded or quoted), upon official notice of issuance.

        Section 6.2.    Conditions of Obligations of Parent and Sub.    The obligations of Parent and Sub to effect the Merger are subject to the satisfaction of the following additional conditions, unless waived in writing by Parent:

          (a)    Representations and Warranties.    (i) The representations and warranties of the Company set forth in Section 3.7 shall be true and correct as of the Closing Date as if made on such date, (ii) except to the extent that the failure of the representations and warranties of the Company set forth in this Agreement to be true and correct, in the aggregate, would not have a Company Material Adverse Effect, the representations and warranties of the Company made in this Agreement, without regard to any materiality or "Material Adverse Effect" qualification, shall be true and correct as of the date hereof, and (iii) Parent shall have received a certificate signed by a senior executive officer of the Company certifying the fulfillment of the conditions set forth in clauses (i) and (ii) of this Section 6.2(a).

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all of its obligations and covenants, taken as a whole, required to be performed by it under this Agreement prior to or as of the Closing Date, and Parent shall have received a certificate to such effect signed by a senior executive officer of the Company.

          (c)    Tax Opinion.    Parent and Sub shall have received the opinion, dated the Closing Date, of Wachtell, Lipton, Rosen & Katz, special counsel to Parent, based upon customary representations, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of the Company, Sub and Parent will be a party to that reorganization within the meaning of Section 368(b) of the Code, and (ii) no taxable gain or loss will be recognized, for federal income tax purposes, by stockholders of the Company who exchange Company Common Stock for shares of Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares).

        Section 6.3.    Conditions of Obligations of the Company.    The obligation of the Company to effect the Merger is subject to the satisfaction of the following conditions, unless waived in writing by the Company:

          (a)    Representations and Warranties.    (i) The representations and warranties of Parent set forth in Section 4.7 shall be true and correct as of the Closing Date as if made on such date, (ii) except to the extent that the failure of the representations and warranties of Parent and Sub set forth in this Agreement to be true and correct, in the aggregate, would not have a Parent Material Adverse Effect, the representations and warranties of Parent and Sub made in this Agreement, without regard to any materiality or "Material Adverse Effect" qualification, shall be true and correct as of the date hereof, and (iii) the Company shall have received a certificate signed by a senior executive officer of Parent certifying the fulfillment of the conditions set forth in clauses (i) and (ii) of this Section 6.3(a) with respect to Parent matters and the Company shall have received a certificate signed by a senior executive officer of Sub certifying the fulfillment of the condition set forth in clauses (ii) of this Section 6.3(a) with respect to Sub matters.

          (b)    Performance of Obligations of Parent and Sub.    Each of Parent and Sub shall have performed in all material respects all of their respective obligations and covenants, taken as a whole, required to be performed by such party under this Agreement prior to or as of the Closing Date, and the Company shall have received certificates to such effect signed by a senior executive officer of Parent with respect to Parent matters and of Sub with respect to Sub matters.

          (c)    Tax Opinion.    The Company shall have received the opinion, dated the Closing Date, of Mintz Levin Cohn Ferris Glovsky and Popeo, PC, special counsel to the Company, based upon customary representations, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of the Company, Sub and Parent will be a party to that reorganization within the meaning of Section 368(b) of the Code, and (ii) no taxable gain or loss will be recognized, for federal income tax purposes, by stockholders of the Company who exchange Company Common Stock for shares of Parent Common Stock pursuant to the Merger (except with respect to cash received in lieu of fractional shares).

ARTICLE 7
TERMINATION

        Section 7.1.    Termination.    This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of the Company:

          (a)  by mutual written consent duly authorized by the Boards of Directors of Parent and the Company based on the recommendation of the Special Committee;

          (b)  by either Parent or the Company if the Merger shall not have been consummated by June 30, 2003 (provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

          (c)  by either Parent or the Company, if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

          (d)  by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) shall have become incapable of fulfillment and such breach shall not have been waived by the Company; or

          (e)  by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) shall have become incapable of fulfillment and such breach shall not have been waived by Parent.

        Section 7.2.    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (a) as set forth in the last sentence of this Section 7.2, Section 7.3, and Article 8, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability for any breach of this Agreement.

        Section 7.3.    Fees and Expenses.    All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

ARTICLE 8
GENERAL PROVISIONS

        Section 8.1.    Amendment.    This Agreement (including the Exhibits and disclosure letters hereto) may be amended prior to the Effective Time by Parent and the Company, by action taken by the Board of Directors of Parent and the Board of Directors of the Company (provided, that no amendment shall be approved by the Board of Directors of the Company unless such amendment shall have been recommended by the Special Committee and, if required by law, approved by the disinterested directors of the Company), at any time before or after approval of the Merger by the stockholders of the Company but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        Section 8.2.    Extension; Waiver.    At any time prior to the Effective Time (whether before or after approval of the stockholders of the Company), Parent and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any extension or waiver on behalf of the Company shall be taken only upon the recommendation of the Special Committee (and, if required by law, by the disinterested directors of the Company). Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

        Section 8.3.    Nonsurvival of Representations, Warranties and Agreements.    All representations, warranties and agreements in this Agreement or in any instrument or certificate delivered pursuant to this Agreement shall be deemed to be conditions to the Merger and shall not survive the Merger, except for the agreements contained in Sections 2.2 (Exchange of Certificates), 2.3 (Stock Compensation Awards), 2.4 (Further Assurances), 5.10 (Indemnification), 5.12 (Employee Agreements) and 5.13 (Reorganization), each of which shall survive the Merger.

        Section 8.4.    Entire Agreement.    This Agreement (including the Exhibits and disclosure letters hereto) contains the entire agreement among all of the parties with respect to the subject matter hereof and supersedes all prior arrangements and understandings, both written and oral, with respect thereto, but shall not supersede any agreements among any group of the parties hereto entered into on or after the date hereof.

        Section 8.5.    Severability.    It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

        Section 8.6.    Notices.    All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  (a)
  if to Parent or Sub, to:

      USA Interactive
      152 West 57th Street
      New York, NY 10019
      Attention: General Counsel
      Telecopier: (212) 314-7439

  with
  a copy to:

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, NY 10019
      Attention: Pamela S. Seymon
      Telecopier: (212) 403-2000

  (b)
  if to the Company, to:

      Ticketmaster
      3701 Wilshire Boulevard
      Los Angeles, CA 90010
      Attention: General Counsel
      Telecopier: (213) 382-2738

  with
  a copy to:

      Mintz Levin Cohn Ferris Glovsky and Popeo, PC
      1 Financial Center
      Boston, MA 02111
      Attention: Robert Popeo
      Telecopier: (617) 542-2241

All such notices and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a telecopy, when the party receiving such telecopy shall have confirmed receipt of the communication, (c) in the case of delivery by nationally recognized overnight courier, on the Business Day following dispatch and (d) in the case of mailing, on the third Business Day following such mailing.

        Section 8.7.    Headings; Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, "subsidiary" with respect to any person shall mean any entity which such person has the ability to control the voting power thereof, either through ownership of equity interests or otherwise, provided that under no circumstances shall the Company and its subsidiaries be deemed to be subsidiaries of Parent.

        Section 8.8.    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        Section 8.9.    Benefits; Assignment.    This Agreement is not intended to confer upon any person other than the parties any rights or remedies hereunder and shall not be assigned by operation of law or otherwise; provided, however, that the officers and directors of the Company are intended beneficiaries of the covenants and agreements contained in Section 5.10.

        Section 8.10.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein, without giving effect to laws that might otherwise govern under applicable principles of conflicts of law.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the date first written above.

USA INTERACTIVE
By:	/s/ JULIUS GENACHOWSKI Name: Julius Genachowski Title: Executive Vice President
T MERGER CORP.
By:	/s/ JULIUS GENACHOWSKI Name: Julius Genachowski Title: Vice President
TICKETMASTER
By:	/s/ JOHN PLEASANTS Name: John Pleasants Title: Chief Executive Officer and President

[Signature page to Agreement and Plan of Merger]

Appendix B

Technology Group

October 9, 2002

Special Committee of the Board of Directors
Ticketmaster
3701 Wilshire Boulevard
Los Angeles, California 90010

Members of the Special Committee:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of shares of class A common stock, par value $0.01 per share ("Class A Stock"), and class B common stock, par value $0.01 per share (the "Class B Stock" and together with the Class A Stock, the "Company Common Stock"), of Ticketmaster, a Delaware corporation (the "Company"), other than USA Interactive (the "Acquiror") and its affiliates, of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger dated as of October 9, 2002 (the "Agreement"), by and among the Acquiror, T Merger Corp., a wholly-owned subsidiary of the Acquiror ("Merger Sub"), and the Company. The Agreement provides for, among other things, the merger of the Merger Sub with and into the Company (the "Merger"), pursuant to which each outstanding share of Company Common Stock not held by the Company, the Acquiror or any wholly-owned subsidiary of the Acquiror will be converted into the right to receive 0.935 (the "Exchange Ratio") shares of common stock, par value $0.01 per share, of the Acquiror ("Acquirer Common Stock").

In arriving at our opinion, we have reviewed the Agreement, as well as certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company, and have met with the management of the Company to discuss the business and prospects of the Company. We have also reviewed certain other information relating to the Acquiror, including publicly available financial forecasts, and have met with the management of the Acquiror to discuss the business and prospects of the Acquiror. We also have considered certain financial and stock market data of the Company and the Acquiror, and we have compared those data with similar data for other publicly held companies in businesses we deemed similar to those of the Company and the Acquiror, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been announced or effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts relating to the Company, we have been advised and we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the publicly available financial forecasts for the Acquiror referred to above, we have reviewed and discussed such forecasts with the management of the Acquiror and have been advised, and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments as to the future financial performance of the Acquiror. In addition, we have relied upon, without independent verification, the assessments of the managements of the Company and the Acquiror as to (i) the existing and future technology, services and products of the Company and the Acquiror and the risks associated with such technology, services and products, (ii) their ability to integrate the businesses of the Company and the Acquiror, and (iii) their ability to retain key employees of the Company and the Acquiror.

We have assumed, with your consent, that in the course of obtaining any necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or condition will be imposed that will have a material adverse effect on the Company or the Acquiror or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material terms, conditions or agreements therein. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. In addition, you have advised us that the Acquiror and its affiliates beneficially own, in the aggregate, in excess of 90% of the voting power of the Class A Stock and, consequently, we have considered, for purposes of our analysis, the shares of Class A Stock and Class B Stock identical in all respects. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and the Acquiror, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof.

We are not expressing any opinion as to the actual value of the Acquiror Common Stock when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which the Acquiror Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Merger. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee upon the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we and our affiliates have provided certain investment banking and financial services unrelated to the proposed Merger to the Company and the Acquiror and their respective affiliates for which we have received compensation, and, may in the future provide certain investment banking and financial services to the Acquiror and its affiliates, for which we expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock, other than the Acquiror and its affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

/s/ Credit Suisse First Boston Corporation

APPENDIX C: SECTION 262 OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

Section 262 Appraisal Rights

        (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

            c.    Cash instead of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)  Appraisal rights shall be perfected as follows:

          (1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)  If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

QuickLinks

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
  Information About the Parties
  Background to the Merger; Formation of the Special Committee
  Interests of Certain Persons in the Merger
  Reasons for the Merger
  Opinion of the Financial Advisor to the Special Committee (Page 27)
  Treatment of Ticketmaster Stock Options and Restricted Stock Awards (Page 59)
  Treatment of Ticketmaster Warrants (Page 60)
  Ownership of USA Following the Merger
The Merger Agreement
Appraisal Rights in Connection with the Merger
Regulatory Approvals
Accounting Treatment
Comparison of Stockholder Rights
  Selected Historical Financial Information of USA and Ticketmaster
  Selected Unaudited Pro Forma Combined Condensed Financial Information of USA
  Certain Historical and Pro Forma Per Share Data
RISK FACTORS
  Risks Relating to the Merger
  Risk Factors Relating to USA
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE MERGER
  Background to the Merger
  USA's Reasons for the Merger
  The Special Committee's and Ticketmaster's Reasons for the Merger
  Opinion of the Financial Advisor to the Special Committee
  Material United States Federal Income Tax Consequences
  Appraisal Rights
  Regulatory Approvals Required for the Merger
  Stockholder Litigation
  Certain Effects of the Merger
  Accounting Treatment for the Merger
  Resale of USA Common Stock
FINANCIAL FORECASTS
  Publicly Disseminated Information
  Internal Ticketmaster Projections
RELATIONSHIPS WITH TICKETMASTER
  Relationships with Ticketmaster, its Directors, Officers and Controlled Affiliates
  Relationships with Other Affiliates of Ticketmaster
INTERESTS OF CERTAIN PERSONS IN THE MERGER
  Treatment of Employee and Director Stock Options and Restricted Stock
  Composition of Ticketmaster's and USA's Boards of Directors
  Employment Arrangements
  Compensation of Members of the Special Committee
  Other Employment Matters
  Indemnification and Insurance
THE MERGER AGREEMENT
  General Terms of the Merger Agreement
  Treatment of Securities in the Merger
  Exchange of Certificates
  Representations and Warranties
  Covenants
  Conditions to the Merger
  Termination of the Merger Agreement
  Amendment; Waiver
  Fees and Expenses
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS OF USA
DESCRIPTION OF USA COMMON STOCK
  USA Common Stock and USA Class B Common Stock
  USA Preferred Stock
  Anti-Takeover Provisions in USA's By-Laws
  Effect of Delaware Anti-Takeover Statute
  Action by Written Consent
  Transfer Agent
  Listing
COMPARISON OF STOCKHOLDER RIGHTS
BENEFICIAL OWNERSHIP OF SHARES OF USA AND TICKETMASTER
  USA
  Ticketmaster
WHERE YOU CAN FIND MORE INFORMATION
STOCKHOLDER PROPOSALS
LEGAL MATTERS
EXPERTS
MISCELLANEOUS
Appendix A: Agreement and Plan of Merger
Appendix B: Opinion of Credit Suisse First Boston Corporation
Appendix C: Section 262 of the General Corporation Law of the State of Delaware